     As filed with the Securities and Exchange Commission on May 19, 1999

                                                     Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       COVAD COMMUNICATIONS GROUP, INC.
            (Exact name of Registrant as specified in its charter)

     Delaware                     4813                            77-0461529
 (State or other      (Primary Standard Industrial             (I.R.S. Employer
 jurisdiction of      Classification Code Number)           Identification Number)
 incorporation or
  organization)

                            2330 Central Expressway
                         Santa Clara, California 95050
                                (408) 844-7500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ROBERT E. KNOWLING, JR.
                     President and Chief Executive Officer
                       Covad Communications Group, Inc.
            2330 Central Expressway, Santa Clara, California 95050
                                (408) 844-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
        Barry E. Taylor, Esq.                   Gary L. Sellers, Esq.
       Robert G. O'Connor, Esq.                   Mark Zerdin, Esq.
   Wilson Sonsini Goodrich & Rosati          Simpson, Thacher & Bartlett
       Professional Corporation                 425 Lexington Avenue
          650 Page Mill Road                     New York, NY 10017
         Palo Alto, CA 94304                       (212) 455-2000
            (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                                                           Proposed
                                            Proposed       Maximum
 Title of Each Class of       Amount        Maximum       Aggregate      Amount of
    Securities to be          to be      Offering Price    Offering     Registration
       Registered         Registered(1)   Per Share(2)     Price(2)         Fee
------------------------------------------------------------------------------------
Common stock, $0.001 par    8,625,000
 value.................       shares         $54.02      $465,922,500     $129,527
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) Amount to be registered includes 1,125,000 shares that may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act based on the high and low trading price for the common stock on May 17, 1999.

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and we are not       +
+soliciting offers to buy these securities in any state where the offer or     +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION DATED MAY 19, 1999

PROSPECTUS

                                7,500,000 Shares


                                [LOGO OF COVAD]

                        Covad Communications Group, Inc.

                                  Common Stock

                                  -----------

This is a public offering of 7,500,000 shares of common stock of Covad Communications Group, Inc. The selling stockholders identified in the prospectus are selling all of the 7,500,000 shares offered under this prospectus. These numbers and, unless we indicate otherwise, all other information in this prospectus gives effect to a 3-for-2 split of our common stock effective May 19, 1999. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "COVD." On May 18, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $61.25 per share after giving effect to the May 19, 1999 3-for-2 stock split.

See "Risk Factors" beginning on page 5 to read about certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public offering price.............................................. $     $
Underwriting discounts and commissions............................. $     $
Proceeds, before expenses, to the selling stockholders............. $     $

The underwriters may, under certain circumstances, purchase up to an additional 1,125,000 shares of common stock from certain selling stockholders at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on      , 1999.

Bear, Stearns & Co. Inc.                              Morgan Stanley Dean Witter

BT Alex. Brown

        Credit Suisse First Boston

                        Donaldson, Lufkin & Jenrette

                                                         Wit Capital Corporation

                                  -----------

                   The date of this prospectus is      , 1999

                             [INSIDE FRONT COVER]

                         [NATIONAL COVERAGE GRAPHIC]

Header: National DSL Coverage.

Description: Graphic illustration of the United States territory marked with symbols identifying the 11 cities in which the Company's services are available and the 11 cities in which the Company's services are planned to be made available. The name of the city is identified beside each symbol.

Caption: Covad estimates that, when complete, its DSL Networks in these 22 metropolitan regions will enable the Company to provide service to over 28 million homes and businesses.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" beginning on page 5, carefully before investing in our common stock.

                            Overview of Our Business

   We are a leading high-speed Internet and network access provider offering digital subscriber line (DSL) services to Internet service provider and enterprise customers. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services to provide employees with high-speed remote access to the enterprise's local area networks to improve employee productivity and reduce operating costs. We refer to these services as remote local area network (RLAN) services.

   As of April 30, 1999, we had installed approximately     DSL lines and
received orders for our services from over    Internet service provider and
enterprise customers, including Cisco Systems, Concentric Network, Epoch Networks, Oracle, PeopleSoft, Prodigy, PSINet, Stanford University, Sun Microsystems, Verio and Whole Earth Networks.

   Since March 1998, we have raised $569.0 million in debt and equity financing to fund the deployment and expansion of our networks. To date we have introduced our services in 11 metropolitan regions representing 26 metropolitan statistical areas.

   We plan to build our networks and offer our services in 22 metropolitan regions nationwide representing 51 metropolitan statistical areas. We estimate that when complete, our networks in these 22 metropolitan regions will enable us to provide service to over 28 million homes and businesses. As of April 30,
1999, we were offering our services from over    central offices and our
networks passed approximately    million homes and businesses.

   In addition, we have entered into strategic relationships with AT&T Corp., NEXTLINK Communications, Inc. and Qwest Communications Corporation for the purchase, marketing and resale of our services, the purchase by us of fiber optic transport services, and housing of network equipment in central office space.

Market Opportunity

   We believe that we have a substantial business opportunity for the following reasons:

  . There is a growing market demand for high-speed digital communications services.

  . High-speed data communication services are enabling new applications for businesses and consumers.

  . DSL is a cost-effective technology for high-speed digital communications.

  . The passage of the 1996 Telecommunications Act facilitates competition by competitive telecommunications companies.

Our Competitive Strengths

   We offer an attractive value proposition. For business Internet users, our high-end services offer comparable bandwidth to T1 and frame relay circuits (which are 25 times the speed of analog modems) at a substantially lower cost than the traditional T1 service. For the RLAN market, our mid-range services are three to six times the speed of ISDN lines and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily-used ISDN lines. For consumer Internet users, our consumer services are comparably priced to other services, such as cable modem services, but offer significant advantages in security, network performance and speed.

   Our services are widely available, continuously connected and secure. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our networks provide a 24-hour continuous connection, unlike ISDN lines and analog modems that require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access.

   Our efficient DSL installation enables superior customer service. We were the first to roll out DSL services, making DSL service available for purchase in the San Francisco Bay Area in December 1997. Since then, we have installed a
total of approximately     lines as of April 30, 1999. Through this experience,
we believe we have achieved high rates of on-time installation and customer satisfaction, which are critical elements for the successful roll-out of a DSL service offering.

   Our management team has extensive industry experience. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries. In July 1998, we hired as our Chief Executive Officer Robert Knowling, Jr., who formerly served as the Executive Vice President of Operations and Technologies at U S WEST Communications and as Vice President of Network Operations at Ameritech. We also have in place four Regional Presidents to cover all 22 of our metropolitan regions.

Our Business Strategy

   The key elements of our strategy are:

  . to secure competitive local exchange carrier status and sign interconnection agreements for the top U.S. markets;

  . to enter and roll out our service rapidly in our target regions to achieve a first-mover advantage;

  . to provide blanket coverage in each of our 22 metropolitan regions representing 51 metropolitan statistical areas;

  . to concentrate our sales efforts on both Internet service provider and enterprise customers that can provide a large number of end-users;

  . to establish relationships with leading Internet service providers, systems integrators, other competitive telecommunications companies and long-distance carriers in order to expand our distribution channels and the use of our services; and

  . to provide a superior and comprehensive product and service solution that includes service set-up and a broad range of DSL services.

                                  The Offering

   The following information is based on 80,576,818 shares of our common stock outstanding on March 31, 1999. This number includes:

  . 7,580,646 shares of common stock issuable upon exercise of outstanding warrants that were issued in connection with our 1998 notes, including 7,245,000 of the shares of common stock to be sold in this offering by the selling stockholders; and

  . 9,568,765 shares of common stock issuable upon conversion of 6,379,177 shares of our non-voting class B common stock held by our strategic investors.

   This number excludes:

  . 17,389,182 shares of common stock subject to outstanding options at a weighted average exercise price of $2.50 on March 31, 1999;

  . 3,417,599 shares of common stock reserved for future issuance under our 1997 Stock Plan and 1,500,000 shares of common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan as of March 31, 1999; and

  . 202,500 shares of common stock issuable upon exercise of a warrant issued to a consultant at an exercise price of $0.6667 per share.

Common stock offered by the selling
 stockholders.................................... 7,500,000 shares
Common stock to be outstanding before and after
 this offering................................... 80,576,818 shares
Use of proceeds.................................. We will not receive any proceeds from this offering.
Nasdaq National Market symbol.................... COVD

   Unless we indicate otherwise, the information in this prospectus assumes the underwriters will not exercise their over-allotment option. Unless we indicate otherwise, we have adjusted all information in this prospectus to reflect a 3-for-2 split of our common stock effective May 19, 1999.

                                ----------------

   The address of our principal executive office is 2330 Central Expressway, Santa Clara, California 95050, and our telephone number is (408) 844-7500.

   "Covad(TM)," "TeleSpeed(R)," "TeleSurferSM," "The Speed to WorkSM" and the Covad crescent logo names and marks are our trademarks and servicemarks. This prospectus contains other product names, trade names and trademarks of ours and of other organizations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                          Three Months Ended
                               Year Ended December 31,        March 31,
                               ------------------------  ---------------------
                                  1997         1998        1998        1999
                               -----------  -----------  ---------  ----------
                                                             (unaudited)
                                    (dollars in thousands, except per
                                              share amounts)
Consolidated Statement of
 Operations Data:
Revenues.....................  $        26  $     5,326  $     186  $    5,596
Operating expenses:
  Network and product costs..           54        4,562        203       4,960
  Sales, marketing, general
   and administrative........        2,374       31,043      1,944      18,113
  Amortization of deferred
   compensation..............          295        3,997        227       1,653
  Depreciation and
   amortization..............           70        3,406        164       4,647
                               -----------  -----------  ---------  ----------
    Total operating
     expenses................        2,793       43,008      2,538      29,373
                               -----------  -----------  ---------  ----------
Income (loss) from
 operations..................       (2,767)     (37,682)    (2,352)    (23,777)
  Net interest income
   (expense).................          155      (10,439)      (429)     (5,127)
                               -----------  -----------  ---------  ----------
Net income (loss)............  $    (2,612) $   (48,121) $  (2,781) $  (28,904)
                               ===========  ===========  =========  ==========
Net income (loss) per common
 share.......................  $     (0.53) $     (5.62) $   (0.39) $    (0.56)
Weighted average shares used
 in computing net income
 (loss) per share............    4,907,319    8,562,802  7,118,160  53,621,977

Other Financial Data:
EBITDA(1)....................  $    (2,402) $   (30,154) $  (1,961) $  (17,477)

Consolidated Cash Flow Data:
Provided by (used in)
 operating activities........  $    (1,895) $    (9,054) $     521  $  (15,254)
Provided by (used in)
 investing activities........       (2,494)     (61,252)    (3,802)   (123,048)
Provided by (used in)
 financing activities........        8,767      130,378    130,661     415,655

                                 As of December 31,        As of March 31,
                               ------------------------  ---------------------
                                  1997         1998        1998        1999
                               -----------  -----------  ---------  ----------
                                          (dollars in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents....  $     4,378  $    64,450  $ 131,758  $  341,803
Net property and equipment...        3,014       59,145      6,652      99,196
Total assets.................        8,074      139,419    147,481     577,238
Long-term obligations,
 including current portion...          783      142,879    128,401     358,464
Total stockholders' equity
 (net capital deficiency)....        6,498      (24,706)    16,193     187,369

                                 As of December 31,        As of March 31,
                               ------------------------  ---------------------
                                  1997         1998        1998        1999
                               -----------  -----------  ---------  ----------
Other Operating Data:
Homes and businesses passed..      278,000    6,000,000    800,000  11,200,000
Lines installed..............           26        3,900        100       8,600

--------

  (1)EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock- based compensation and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

  . an alternative to operating income (as determined in accordance with generally accepted accounting principals) as an indicator of our operating performance, or

  . an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principals) as a measure of liquidity.

  EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

                                 RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the following factors before deciding to purchase shares of our common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

   This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," future," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Our business is difficult to evaluate because we have a limited operating history

   We were incorporated in October 1996 and introduced our services commercially in the San Francisco Bay Area in December 1997. Because of our limited operating history, you have limited operating and financial data upon which to evaluate our business. You should consider that we have the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, we must:

  . rapidly expand the geographic coverage of our services;

  . attract and retain customers within our existing and in new regions;

  . increase awareness of our services;

  . respond to competitive developments;

  . continue to attract, retain and motivate qualified persons;

  . continue to upgrade our technologies in response to competition and market factors; and

  . effectively manage the growth of our operations.

We have a history of losses and expect increasing losses in the future

   We have incurred substantial losses and experienced negative cash flow each fiscal quarter since our inception. As of March 31, 1999, we had an accumulated deficit of approximately $79.6 million. We intend to increase our capital expenditures and operating expenses in order to expand our business. As a result, we expect to incur substantial additional net losses and substantial negative cash flow for at least the next several years.

   In addition, we expect our net losses to increase in the future due to the interest and amortization charges related to the 13 1/2% Senior Discount Notes due 2008 issued in March 1998 and the 12 1/2% Senior Notes due 2009 issued in February 1999, and the amortization charges related to our issuance of preferred stock to AT&T's venture capital arm and two affiliated funds ("AT&T Ventures"), NEXTLINK and Qwest in January 1999. For example:

  . Interest and amortization charges relating to the 1998 notes were approximately $16.0 million during the year ended December 31, 1998. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

  . Interest and amortization charges relating to the 1999 notes will be approximately $24.0 million during the year ending December 31, 1999 and will increase slightly each year to approximately $28.3 million during the year ending December 31, 2008.

  . We recorded intangible assets of $28.7 million associated with the issuance of our preferred stock to AT&T Ventures, NEXTLINK and Qwest. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the three year period ending December 31, 2001.

Our operating results are likely to fluctuate in future periods

   Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. These factors include:

  . the timing and ability of traditional telephone companies to provide us with central office space;

  . the rate at which customers subscribe to our services;

  . decreases in the prices for our services due to competition, volume-based pricing and other factors;

  . Internet service provider and enterprise customer retention and end-user churn rates;

  . the success of our relationships with AT&T, NEXTLINK and Qwest and other potential third parties in generating significant subscriber demand;

  . the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

  . delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

  . the mix of line orders between consumer end-users and business end-users
    (which typically have higher margins);

  .the amount and timing of capital expenditures and other costs relating to the expansion of our networks;

  . the ability to develop and commercialize new services by us or our competitors;

  . the impact of regulatory developments, including interpretations of the 1996 Telecommunications Act;

  . our ability to successfully operate our networks; and

  . general economic conditions and economic conditions specific to the telecommunications industry, which may affect the demand and pricing for our services.

   As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decline.

We cannot predict whether we will be successful because our business strategy is unproven

   We believe that we were the first competitive telecommunications company to provide high-speed Internet and network access using DSL technology. As a result, our business strategy is unproven. To be successful, we must develop and market services that achieve broad commercial acceptance by Internet service provider and enterprise customers in our targeted regions. Because our business and the market for high-speed digital communications services are in the early stages of development, we are uncertain of whether our services will achieve broad commercial acceptance.

We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow

   We may experience decreasing prices for our services due to competition, volume-based pricing and other factors. Currently, we charge higher prices for some of our services than some of our competitors do for their similar services. As a result, we cannot assure you that our customers and their end-user customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. We have provided and expect in the future to provide price discounts to customers that commit to sell our services to a large number of their end-user customers. Our consumer grade services have lower prices than our business grade services. As a result, an increase in future periods in the percentage of our revenues which we derive from our consumer services would reduce our overall profit margins. We also expect to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, we cannot predict whether demand for our services will exist at attractive prices to achieve profitability or positive cash flow.

We depend on Internet service providers and other third parties for the marketing and sale of our services

   We market our Internet access services through Internet service providers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of our revenues. As a result, a significant reduction in the number of end-users provided by one or more of our key Internet service providers could result in a material decrease in our revenues for a given period. We expect that our Internet service provider customers will account for the majority of our future market penetration and revenue growth. Our agreements with our Internet service provider customers are non-exclusive. Many of our Internet service provider customers also resell services offered by our competitors. In addition, a number of our Internet service provider customers have committed to provide large numbers of end-users in exchange for price discounts. If our Internet service provider customers do not meet their volume commitments or otherwise do not sell our services to as many end users as we expect, our business will suffer.

   In addition, we recently entered into commercial agreements with each of AT&T, NEXTLINK and Qwest. Our agreements with AT&T, NEXTLINK and Qwest provide for the purchase, marketing and resale of our services, primarily to their small business and enterprise customers. We cannot predict the number of line orders that AT&T, NEXTLINK or Qwest will generate, if any, or whether line orders will be below our expectations. In addition, these and future relationships we may establish with other third parties may not improve our business.

We may be unable to manage our growth effectively

   Our strategy is to significantly expand our networks within our existing regions and to deploy substantially all of our networks in our 22 targeted metropolitan regions representing 51 metropolitan statistical areas by the end of 1999. The execution of this strategy involves:

  . obtaining the required government authorizations;

  . identifying, accessing and initiating service in key central offices within existing and target regions;

  . designing and maintaining an adequate operational support system;

  . designing and constructing regional data centers;

  . obtaining central office space; and

  . entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

To accomplish this strategy, we must, among other things:

  . market to and acquire a substantial number of customers and end-users;

  . continue to implement and improve our operational, financial and management information systems, including our client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as our billing, accounts receivable and payable tracking, fixed assets and other financial management systems;

  . hire and train additional qualified management and technical personnel;

  . establish and maintain relationships with third parties to market and sell our services, install network equipment and provide field service; and

  . continue to expand and upgrade our network infrastructure.

   We may be unable to do these things successfully. Further, we may be unable to deploy our networks as scheduled or achieve the operational growth necessary to achieve our business strategy.

   Our growth has placed, and is expected to continue to place, significant demands on our management and operational resources. We expect to continue to increase significantly our employee base to support the deployment of our networks. For example, we expect the demands on our network infrastructure and technical support resources to grow rapidly along with our customer base. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. We may be unable to do this successfully. In addition, our networks, procedures and controls may be inadequate to support our operations.

We depend on traditional telephone companies to provide central office space and unbundled network elements, both of which are critical to our success

   Our success depends significantly on our ability to provide broad service availability in our target regions. To do this, we must secure physical space from traditional telephone companies for our equipment in the traditional telephone companies' central offices in these regions. We have experienced initial rejections of our applications to secure this space:

  . from Pacific Bell in a significant number of central offices in Pacific
    Bell's service areas in California;

  . from GTE Corporation in certain central offices in the Los Angeles region
    ; and

  . from Bell Atlantic and other traditional telephone companies in Massachusetts, Virginia and in other states.

   We expect that as we proceed with our deployment, we will face additional rejections of our applications for central office space in our other target regions. The rejection of our applications for central office space has in the past resulted, and could in the future result, in delays and increased expenses in the rollout of our services in our target regions, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This could harm our business.

   We face other challenges in dealing with the traditional telephone companies:

  . there are limitations on the availability of central office space in high demand target markets in which other competitive telecommunications companies are seeking or have obtained central office space to offer services;

  . we have experienced delays and expect to continue to experience delays where traditional telephone companies do not maintain our position in the queue for central office space; and

  . we are engaged in a variety of negotiations, regulatory disputes and legal actions to resolve situations where traditional telephone companies assert that certain central offices lack sufficient space for our equipment, and we may be unable to resolve these matters successfully.

   As a result of these challenges, we expect that we will continue to experience delays in obtaining central office space which would slow down the deployment of our networks and our ability to increase the number of end-users for our services.

   The Federal Communications Commission (FCC) has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space more easily and on more favorable terms. On March 18, 1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. The FCC's new rules may not be implemented in a timely manner and may not enhance our ability to obtain central office space.

   We also depend on traditional telephone companies to provide unbundled DSL-capable lines that connect each end-user to our equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines that we require vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, we are subject to the risk that the non-recurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm our operating results.

We depend on traditional telephone companies to provide transmission facilities and to provision copper lines

   We interconnect with and use traditional telephone companies' networks to service our customers, which presents a number of challenges as we depend on traditional telephone companies:

  . to use their technology and capabilities to meet certain telecommunications needs of our customers and to maintain our service standards;

  . to cooperate with us for the provision and repair of transmission facilities; and

  . to provide the services and network components that we order, for which they depend significantly on unionized labor. Labor issues have in the past and may in the future hurt the telephone companies' performance.

   Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our networks and providing higher speed DSL services.

   We rely on the traditional telephone companies to provision copper lines to our customers and end-users. We must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. We must also establish satisfactory billing arrangements with the traditional telephone companies. We may not be able to do these things in a manner that will allow us to retain and grow our customer and end-user base.

Our business will suffer if our interconnection agreements are not renewed or if they are renewed or modified on unfavorable terms

   We are required to enter into and implement interconnection agreements in each of our target regions with the appropriate traditional telephone companies in order to provide service in those regions. Our interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the traditional telephone companies when they expire. We may not succeed in extending or renegotiating them on favorable terms.

   Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in arbitration proceedings with two traditional telephone companies under the dispute resolution clauses of our interconnection agreements. These disputes have delayed our deployment of our networks. They have also negatively affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms our business.

We depend on the traditional telephone companies for the quality and availability of the copper lines that we use

   We depend significantly on the quality and availability of the traditional telephone companies' copper lines and the traditional telephone companies' maintenance of such lines. We may not be able to obtain the copper lines and the services we require from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our networks and degrade the quality of our services to our customers.

The market in which we operate is highly competitive, and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources

   The markets for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. We face competition from the traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors:

  . may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than we can;

  . may form new alliances and rapidly acquire significant market share; and

  . may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

   The intense competition from our competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm our business.

   The traditional telephone companies represent strong competition in all of our target service areas. We expect this competition to intensify. For example, traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30-$40 per month, placing pricing pressure on our TeleSurfer services. The traditional telephone companies can offer service to end-users from certain central offices where we are unable to secure central office space and offer service. Accordingly, we may be unable to compete successfully against the traditional telephone companies.

   Cable modem service providers such as @Home Network and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

   Many competitive telecommunications companies offer high-speed data services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of our markets. Further, certain of our customers have made investments in our competitors. As a result of the above, we may be unsuccessful in generating a significant number of new customers or retaining existing customers.

The digital communications industry is undergoing rapid technological changes, and new technologies may be superior to the technology we use

   The digital communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing high speed data communications such as cable modem technology. As a consequence:

  . we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

  . our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

  . we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

   If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business will suffer.

Our operating results will suffer if our enterprise customers do not roll out our services following their initial phase of deploying our services

   Our practice with respect to our enterprise customers has been to enter into an arrangement to install our service initially for a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. As of April 30, 1999, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees, and it is not certain when such rollouts will occur, if at all. We will not receive significant revenue from enterprise customers until and unless these rollouts occur. Therefore, any continued or ongoing failure of enterprise customers to roll out our services could have a material adverse effect on our business.

Our strategy depends on growth in demand for DSL-based services

   The markets for high-speed Internet and RLAN access are in the early stages of development. As a result, we cannot predict the rate at which these markets will grow, if at all, or whether new or increased competition will result in market saturation. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. We do not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service, remain unresolved and may impact the growth of such services. If the markets for our services grow more slowly than we anticipate or become saturated with competitors, our ability to achieve revenue growth and positive cash flow will be harmed.

Our leverage is substantial and will increase, making it more difficult to respond to changing business conditions

   As of March 31, 1999, we had approximately $358.5 million of long-term obligations (including current portion), which consists primarily of the 1998 notes and the 1999 notes. Because the 1998 notes accrete to $260 million through March 2003, we will become increasingly leveraged until then, whether or not we incur new indebtedness in the future. We may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes and the 1999 notes, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which we are leveraged could have important consequences to you. For example, it could:

  . materially limit or impair our ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  . require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  . limit our ability to redeem the 1998 notes and the 1999 notes in the event of a change of control; and

  . increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

We will require a significant amount of cash to service our indebtedness; our ability to generate cash depends on many factors beyond our control

   We expect to continue to generate substantial net losses and negative cash flow for at least the next several years. We may be unable to maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the 1998 notes and the 1999 notes, and any additional indebtedness we may incur. The 1998 notes accrete to $260.0 million through March 2003 and we must begin paying cash interest on those notes in September 2003. In addition, we must begin paying cash interest on the 1999 notes in August 1999. We have set aside approximately $74.1 million in government securities in a pledge account to fund the first three years of interest payments on the 1999 notes.

   Our ability to make scheduled payments with respect to indebtedness (including the 1998 notes and the 1999 notes) will depend upon, among other things:

  . our ability to achieve significant and sustained growth in cash flow;

  . the rate and success of the commercial deployment of our networks;

  . successful operation of our networks;

  . the market acceptance, customer demand, rate of utilization and pricing for our services;

  . our ability to successfully complete development, upgrades and enhancements of our networks; and

  . our ability to complete additional financings, as necessary.

   Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to service our indebtedness, we may have to reduce or delay network deployments, restructure or refinance our indebtedness or seek additional equity capital, strategies that may not enable us to service and repay our indebtedness. Any failure to satisfy our obligations with respect to the 1998 notes or the 1999 notes at or before maturity would be a default under the related indenture and could cause a default under agreements governing our other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against us.

The scalability and speed of our networks remain largely unproven

   To date, we have deployed our networks in a total of 11 of our 22 targeted metropolitan regions, representing 26 of 51 metropolitan statistical areas, most of which have been deployed only in the last several months. As a result, the ability of our DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that we may not be able to scale our network and operational support systems up to our expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across our DSL networks are 1.5 megabits per second downstream. However, the actual data transmission speeds over our networks could be significantly slower and will depend on a variety of factors, including:

  . the type of DSL technology deployed;

  . the distance an end-user is located from a central office;

  . the configuration of the telecommunications line being used;

  . quality of the copper lines provisioned by traditional telephone companies; and

  . our operational support systems which manage our networks.

   As a result, our networks may be unable to achieve and maintain the highest possible digital transmission speed.

   Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for our services.

Interference in the traditional telephone company's copper plant could degrade the performance of our services

   Certain technical laboratory tests and field experience indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. If present, this interference could cause degradation of performance of our services or render us unable to offer our services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant and cannot now be ascertained. When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past we have agreed to interference resolution procedures with certain traditional telephone companies. However, we may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues will harm the provision of our services. If our TeleSpeed and TeleSurfer services cause widespread network degradation or are perceived to cause that type of interference, responsive actions by the traditional telephone companies or state or federal regulators could harm our reputation, brand image, service quality, and customer satisfaction and retention.

A system failure could delay or interrupt service to our customers

   Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any of our regional data centers could cause interruptions in our services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could harm our business.

A breach of network security could delay or interrupt service to our customers

   Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and the customers' end-users. This might result in liability to our customers and also might deter potential customers. We intend to implement security measures that are standard within the telecommunications industry and newly developed security measures. We have not done so yet and may not implement such measures in a timely manner. If and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and such customers' end-users, which could harm our business.

We depend on a limited number of third parties for equipment supply and installation

   We rely on outside parties to manufacture our network equipment. This equipment includes:

  . digital subscriber line access multiplexers;

  . customer premise equipment modems;

  . network routing and switching hardware;

  . network management software;

  . systems management software; and

  . database management software.

   As we sign additional service contracts, we will need to significantly increase the amount of manufacturing and other services supplied by third parties in order to meet our contractual commitments. For example, we have a service arrangement with Lucent Technologies Inc. to increase our ability to install our central office facilities and associated equipment. We have in the past experienced supply problems with certain of our vendors. These vendors may not be able to meet our needs in a satisfactory and timely manner in the future. In addition, we may not be able to obtain additional vendors when and if needed. We have identified alternative suppliers for technologies that we consider critical. However, it could take us a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into our networks.

   Our reliance on third-party vendors involves a number of additional risks, including:

  .the absence of guaranteed capacity; and

  .reduced control over delivery schedules, quality assurance, production yields and costs.

   The loss of any of our relationships with these suppliers could harm our business.

Our success depends on our retention of certain key personnel and our ability to hire additional key personnel

   We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them could negatively affect our ability to execute our business strategy. In addition, we depend upon the Regional Presidents for each of our target regions. Regional Presidents have direct responsibility for sales, service and market development efforts in their respective regions, and the loss of any of them could disrupt significantly our operations in the region. Additionally, we do not have "key person" life insurance policies on any of our employees.

   Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing and managerial personnel in connection with our expansion within our existing regions and the deployment and marketing of our networks into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. We also may be unable to attract, assimilate or retain other highly qualified technical, sales, marketing and managerial personnel. Our business will be harmed if we cannot attract the necessary technical, sales, marketing and managerial personnel.

We must comply with Federal and state tax and other surcharges on our services, the levels of which are uncertain

   Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of our services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. A change in the characterization of their jurisdictions could cause our payment obligations pursuant to the relevant surcharges to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, we may be subject to increases in the surcharges and fees currently paid.

Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business

   Our services are subject to federal, state and local government regulation. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which we operate. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

   Among other things, the 1996 Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act, which were issued on August 8, 1996, have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has overruled certain of the FCC's rules. We have entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect notwithstanding the Eighth Circuit's decision. While the U.S. Supreme Court overruled the Eighth Circuit in January of 1999 and upheld the FCC rules, the FCC must now reconsider the definition of unbundled network elements. The FCC has commenced its review of which unbundled network elements it should require traditional telephone companies to provide to companies such as ours. In addition, the FCC's pricing method for unbundled network elements is under review at the Eighth Circuit. Any unfavorable decisions by the Eighth Circuit, the FCC or state telecommunications regulatory commissions could harm our business.

   In August 1998, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of an traditional telephone company not subject to such regulation could harm our business.

   Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions or legislative initiatives, such as changes to the 1996 Telecommunications Act, could harm our business. For further details of the government regulation to which we are subject see "Business--Government Regulation."

Our intellectual property protection may be inadequate to protect our proprietary rights, and we may be subject to infringement claims

   We regard our products, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

   Currently we have a number of patent applications. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could seek to design around or invalidate these patents.

   Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business.

   In addition, we may be sued by others with respect to infringement of their intellectual property rights. For example, we were recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." As we have only recently received notice of this claim, we are unable to adequately assess the scope or merits of the claim. Any such lawsuit, including the Bell Atlantic suit, could significantly harm our business.

We will need additional funds in the future in order to continue to grow our business

   We believe our current capital resources will be sufficient for our funding and working capital requirements for the deployment and operation of our networks at least through the end of 1999. Accordingly, we will be required to raise additional capital through the issuance of debt or equity financings, depending on market conditions. The actual amount and timing of our future capital requirements will depend upon a number of factors, including:

  . the number of regions targeted and entered and the timing of entry and services offered;

  . network deployment schedules and associated costs;

  . the rate at which customers and end-users purchase our services and the pricing of such services;

  . the level of marketing required to acquire and retain customers and to attain a competitive position in each region we enter;

  . the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

  . investment opportunities in complementary businesses or other opportunities.

   We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If this happens, our ability to continue to expand our business or respond to competitive developments would be impaired.

   In addition, our indentures contain covenants that restrict our business activities and our ability to raise additional funds. As a result, we may not be able to undertake certain activities which management believes are in our best interest to develop our business. We also may be unable to raise as much additional funding through the issuance of debt securities as we may need in the future. This could require us to raise funding through the issuance of equity securities or amend our indentures, which we may be unable to do on acceptable terms.

An economic downturn could adversely impact demand for our services

   In the last few years the general health of the economy, particularly the California economy, has been relatively strong and improving. The strong economy has led to increasing capital spending by individuals and companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for our services. Any such decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Such delays could harm our business.

Our principal stockholders and management own a significant percentage of our capital stock, and will be able to exercise significant influence over our affairs

   Our executive officers and directors and principal stockholders together will beneficially own over 59.6% of our outstanding common stock after the completion of this offering (58.7% if the over-allotment option is execised in full by the underwriters). Accordingly, these stockholders:

   .will be able to determine the composition of the our board of directors;

   .will retain the voting power to approve all matters requiring stockholder approval; and

   .will continue to have significant influence over our affairs.

   This concentration of ownership could have the effect of delaying or preventing a change in control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business

   Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. We have reviewed our internally developed information technology systems and programs. We believe that our systems are Year 2000 compliant and that we have no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems. This could harm our business.

   The purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could harm our business.

   We have not made any assessment of the Year 2000 risks associated with our third-party or ILEC equipment or software or with our Internet service provider and enterprise customers, have not determined the risks associated with the reasonably likely worst-case scenario and have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 1999.

Our stock price could fluctuate widely in response to various factors, many of which are beyond our control

   The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

  . actual or anticipated variations in quarterly operating results;

  . announcements of new products or services by us or our competitors or new competing technologies;

  . the addition or loss of Internet service providers or enterprise customers or end-users;

  . changes in financial estimates or recommendations by securities analysts;

  . conditions or trends in the telecommunications industry, including regulatory developments;

  . growth of the Internet and on-line commerce industries;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future equity or debt offerings or our announcements of such offerings;

  . general market and general economic conditions; and

  . other events or factors, many of which are beyond our control.

   In addition, in recent years the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

Future sales of our common stock may depress our stock price

   Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. Upon completion of this offering (based upon shares outstanding as of March 31, 1999), we will have 80,576,818 shares of common stock outstanding (including common stock to be issued upon conversion of our class B common stock). Of these shares, the 7,500,000 shares of common stock sold in this offering will be freely tradeable in the public market without restriction unless held by our affiliates, in which case the shares are tradeable subject to certain volume limitations. In addition, the 13,455,000 split-adjusted shares of common stock that we sold in our initial public offering are freely tradeable, subject to the same volume limitations.

   The remaining shares of common stock available for sale in the public market are limited by restrictions under the securities laws and lock-up agreements. All of such remaining shares are subject to a 180-day lock-up agreement that was entered into in connection with our initial public offering. Such shares held by our directors, executive officers and certain stockholders and warrant holders are subject to additional agreements that extend the lock-up period until 90 days after the date of this prospectus. As a result, the remaining shares will be available for sale in the public market as follows:

   Date of Availability For Sale               Number of Shares
   -----------------------------               ----------------
   July 21, 1999 (181st day after the date of
   the prospectus for our initial public
   offering)..................................           shares of common stock
          , 1999 (91st day after the date of
   this prospectus)...........................           shares of common stock
   January 7, 2000............................ 9,568,765 shares of common stock issuable upon conversion of our class
                                               B common stock

   We also have 23,280,513 shares of our common stock reserved for issuance pursuant to options under our 1997 Stock Plan, of which 17,389,182 shares were subject to outstanding options at March 31, 1999. We intend to register, prior to July 21, 1999, the shares of common stock reserved for issuance under our 1997 Stock Plan and the 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on July 21, 1999.

   In addition, we have 202,500 shares underlying an outstanding warrant. The shares underlying this warrant will be eligible for resale in the public market upon expiration of its one-year holding period under Rule 144. However, to the extent that the warrant holder effects a "cashless" exercise of this warrant, the underlying shares will be eligible for sale in the public markets beginning on July 21, 1999.

   Furthermore, the holders of approximately 29,859,175 shares of our common stock have certain registration rights with respect to their shares. Holders of 6,379,177 shares of outstanding class B common stock (convertible into 9,568,765 shares of common stock beginning in January 2000) also have certain registration rights with respect to the shares of common stock issuable upon conversion of the class B common stock. The class B common stock is convertible into common stock beginning January 2000. If these holders exercise their registration rights and cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for our common stock.

   Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Certain provisions of our charter and bylaws and Delaware law could delay or prevent a change of control of Covad

   Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter and bylaws provide for:

  .a classified board of directors;

  . limitations on the ability of stockholders to call special meetings and act by written consent;

  . the lack of cumulative voting for directors; and

  . procedures for advance notification of stockholder nominations and proposals.

   These provisions, as well as Section 203 under the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control. The indentures relating to the 1998 notes and the 1999 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require us to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. The provisions in the charter, bylaws and indentures could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

                                USE OF PROCEEDS

   All of the shares offered under this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of these shares.

                                DIVIDEND POLICY

   We have not paid any cash dividends since our inception. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, the terms of the indentures relating to the 1998 notes and the 1999 notes restrict our ability to pay dividends on our capital stock.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock has been traded on the Nasdaq National Market under the symbol "COVD" since January 22, 1999, the date of our initial public offering. Prior to January 22, 1999, there was no public market for our common stock. The following table sets forth, for the period indicated, the high and low closing daily sales prices for our common stock as reported by the Nasdaq National Market after giving effect to the May 19, 1999 3-for-2 stock split.

                                                                   High   Low
                                                                  ------ ------
   Fiscal Year Ended December 31, 1999:
    First Quarter ............................................... $47.50 $27.00
    Second Quarter (from April 1, 1999 through May 18, 1999)..... $72.38 $43.33

   On May 18, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $61.25 per share after giving effect to the May 19, 1999 3-for-2 stock split. As of March 31, 1999, there were 234 holders of record of our common stock, and there were 5 holders of record of our class B common stock.

                                CAPITALIZATION

   The following table sets forth our pro forma capitalization as of March 31, 1999 after giving effect to:

    . the exercise for cash of warrants issued in connection with the 1998 notes to purchase 7,580,646 shares of our common stock prior to the consummation of this offering; and

    . a 3-for-2 split of our common stock effective May 19, 1999.

                                                                As of March 31,
                                                                     1999
                                                                ---------------
                                                                  (dollars in
                                                                  thousands,
                                                                  except per
                                                                share amounts)
Cash and cash equivalents.....................................     $341,820
Pledged securities(1).........................................       74,515
                                                                   --------
  Total cash, cash equivalents and pledged securities.........     $416,335
                                                                   ========
Long-term obligations:
Capital lease obligations (including current portion).........     $    514
13 1/2% Senior Discount Notes due 2008, net(2)................      147,364
12 1/2% Senior Notes Due 2009, net(3).........................      210,586
                                                                   --------
  Total long-term obligations (including current portion).....      358,464
Stockholders' equity:
Preferred Stock, $0.001 par value; 5,000,000 shares
 authorized, no shares issued and outstanding ................          --
Common Stock, $0.001 par value; 190,000,000 shares authorized,
 71,008,053 shares issued and outstanding(4)..................           71
Common Stock--Class B, $0.001 par value; 10,000,000 shares
 authorized, 6,379,177 shares issued and outstanding(5) ......            6
Additional paid-in capital....................................      270,681
Deferred compensation.........................................       (3,735)
Accumulated deficit...........................................      (79,637)
                                                                   --------
  Total stockholders' equity..................................      187,386
                                                                   --------
   Total capitalization.......................................     $545,850
                                                                   ========

--------
(1) Represents the portion of the net proceeds from the issuance of the 1999 notes used to purchase government securities to be held in the pledge account. Amount includes accrued interest on the securities. See "Description of Notes--Pledged Securities; Interest Reserve."

(2) The 13 1/2% senior discount notes due 2008 will accrete in value through March 15, 2003 at a rate of 13 1/2% per annum, compounded semi-annually. No cash interest will be payable on the 1998 notes prior to that date. An additional unamortized debt discount of $7.7 million at March 31, 1999, which represents the unamortized value ascribed to the warrants issued in connection with the 1998 notes, will be amortized to interest expense over the term of the 1998 notes.

(3) The 1999 notes are presented net of unamortized debt discount of approximately $4.4 million at March 31, 1999, which represents the unamortized additional original issue discount to be amortized to interest expense over the term of the 1999 notes.

(4) Excludes:

  . an aggregate of 23,280,513 shares of common stock reserved for issuance under our 1997 Stock Plan, of which 17,389,182 shares were subject to outstanding options at March 31, 1999 at a weighted average exercise price of $2.50 per share,

  . an aggregate of 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan, and

  . 202,500 shares of common stock issuable upon exercise of a warrant issued to a consultant at an exercise price of $0.6667 per share.

(5) Beginning in January 2000, the 6,379,177 shares of class B common stock will be convertible into 9,568,765 shares of common stock.

                                   DILUTION

   As of March 31, 1999 we had a pro forma net tangible book value of approximately $147.3 million, or $1.83 per share of our common stock, after giving effect to:

  . the exercise for cash of warrants issued in connection with the 1998 notes to purchase 7,580,646 shares of our common stock prior to the consummation of this offering;

  . a 3-for-2 split of our common stock effective May 19, 1999; and

  . 9,568,765 shares of common stock issuable upon conversion of 6,379,177 shares of our non-voting class B common stock held by our strategic investors.

   Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets reduced by our total liabilities, divided by the pro forma number of shares of our common stock outstanding. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. As a result, our pro forma net tangible book value per share will neither increase nor decrease.

   The new investors purchasing shares at the assumed public offering price of $61.25 (based on the last reported sale price of our common stock on May 18, 1999 and after giving effect to the 3-for-2 split of common stock) will have an immediate dilution in net tangible book value of $59.42 per share. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock as of March 31, 1999. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $61.25
     Pro forma net tangible book value per share as of March 31,
      1999(1).................................................... $1.83
     Increase per share attributable to new investors............ $0.00
                                                                  -----
   As adjusted pro forma net tangible book value per share after
    the offering(1)..............................................       $ 1.83
                                                                        ------
   Dilution per share to new investors(1)........................       $59.42
                                                                        ======

--------
(1) This table excludes:

  . an aggregate of 23,280,513 shares of common stock reserved for issuance under our 1997 Stock Plan, of which 17,389,182 shares were subject to outstanding options at March 31, 1999 at a weighted average exercise price of $2.50 per share,

  . an aggregate of 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan, and

  . 202,500 shares of common stock issuable upon exercise of a warrant issued to a consultant at an exercise price of $0.6667 per share.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data as of and for the years ended December 31, 1997 and December 31, 1998 has been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The consolidated financial data as of and for the three months ended March 31, 1998 and March 31, 1999 were derived from our unaudited financial statements which, except for the consolidated balance sheet as of March 31, 1998, are included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation set forth therein. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                      Year Ended            Three Months
                                     December 31,         Ended March 31,
                                  --------------------  ---------------------
                                    1997       1998       1998        1999
                                  ---------  ---------  ---------  ----------
                                                            (unaudited)
                                  (dollars in thousands, except per share
                                                  amounts)
Consolidated Statement of
 Operations Data:
Revenues......................... $      26  $   5,326  $     186  $    5,596
Operating expenses:
  Network and product costs......        54      4,562        203       4,960
  Sales, marketing, general and
   administrative................     2,374     31,043      1,944      18,113
  Amortization of deferred
   compensation..................       295      3,997        227       1,653
  Depreciation and amortization..        70      3,406        164       4,647
                                  ---------  ---------  ---------  ----------
    Total operating expenses.....     2,793     43,008      2,538      29,373
                                  ---------  ---------  ---------  ----------
Income (loss) from operations....    (2,767)   (37,682)    (2,352)    (23,777)
  Net interest income (expense)..       155    (10,439)      (429)     (5,127)
                                  ---------  ---------  ---------  ----------
Net income (loss)................ $  (2,612) $ (48,121) $  (2,781) $  (28,904)
                                  =========  =========  =========  ==========
Net income (loss) per common
 share........................... $   (0.53) $   (5.62) $   (0.39) $    (0.56)
Weighted average shares used in
 computing net income (loss) per
 share........................... 4,907,319  8,562,802  7,118,160  53,621,977

Other Financial Data:
EBITDA(1)........................ $  (2,402) $ (30,154) $  (1,961) $  (17,477)

Consolidated Cash Flow Data:
Provided by (used in) operating
 activities...................... $  (1,895) $  (9,054) $     521  $  (15,254)
Provided by (used in) investing
 activities......................    (2,494)   (61,252)    (3,802)   (123,048)
Provided by (used in) financing
 activities......................     8,767    130,378    130,661     415,655

                                  As of December 31,      As of March 31,
                                  --------------------  ---------------------
                                    1997       1998       1998        1999
                                  ---------  ---------  ---------  ----------
                                           (dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........ $   4,378  $  64,450  $ 131,758  $  341,803
Net property and equipment.......     3,014     59,145      6,652      99,196
Total assets.....................     8,074    139,419    147,481     577,238
Long-term obligations, including
 current portion.................       783    142,879    128,401     358,464
Total stockholders' equity (net
 capital deficiency).............     6,498    (24,706)    16,193     187,369

                                  As of December 31,      As of March 31,
                                  --------------------  ---------------------
                                    1997       1998       1998        1999
                                  ---------  ---------  ---------  ----------
Other Operating Data:
Homes and businesses passed......   278,000  6,000,000    800,000  11,200,000
Lines installed..................        26      3,900        100       8,600

--------
(1) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock- based compensation and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

  . an alternative to operating income (as determined in accordance with generally accepted accounting principals) as an indicator of our operating performance, or

  . an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

   EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "--Forward Looking Statements."

Overview

   We are a leading high-speed Internet and network access provider offering DSL services to Internet service provider and enterprise customers. Since March 1998, we have raised $569.0 million of gross proceeds from debt and equity financings to fund the deployment and expansion of our networks. To date, we have introduced our services in the San Francisco Bay Area and the Los Angeles, New York, Boston, Washington, D.C., Seattle, Philadelphia, Sacramento, Baltimore, Chicago and San Diego metropolitan areas. We plan to build our networks and offer our services in 22 metropolitan regions nationwide representing 51 metropolitan statistical areas.

   As of April 30, 1999, our networks passed approximately    million homes
and businesses, and we had installed approximately    end-user lines.

   In connection with our expansion within existing regions and into new regions, we expect to significantly increase our capital expenditures, as well as our sales and marketing expenditures, to deploy our networks and support additional end-users in those regions. Accordingly, we expect to incur substantial and increasing net losses for at least the next several years.

   We derive revenue from:

  . monthly recurring service charges for connections from the end-user to our facilities and for backhaul services from our facilities to the Internet service provider or enterprise customer,

  . service order set-up and other non-recurring charges, and

  . the sale of customer premise equipment that we provide to our customers due to the general unavailability of customer premise equipment through retail channels.

   We expect prices for the major components of both recurring and non-recurring revenues to decrease each year in part due to the effects of competitive pricing and future volume discounts. We believe our revenues from the sale of customer premise equipment will decline over time as customer premise equipment becomes more generally available. We expect that the prices we charge to customers for customer premise equipment will decrease each year.

   The following factors comprise our network and service costs:

  . Monthly non-recurring and recurring circuit fees. We pay traditional telephone companies and other competitive telecommunications companies non-recurring and recurring fees for services including installation, activation, monthly line costs, maintenance and repair of circuits between and among our digital subscriber line access multiplexers and our regional data centers, customer backhaul, and end-user lines. As our end-user base grows, we expect that the largest element of network and product cost will be the traditional telephone companies' charges for our leased copper lines; and

  . Other costs. Other costs that we incur include those for materials in installation and the servicing of customers and end-users, and the cost of customer premise equipment.

   The development and expansion of our business will require significant expenditures. The principal capital expenditures incurred during the buildup phase of any region involve the procurement, design and construction of our central office cages, end-user DSL line cards, and expenditures for other elements of our network design, which includes a regional data center in each region. Currently, the average capital cost to deploy our facilities in a central office, excluding end-user line cards, is approximately $85,000 per central office facility. This cost may vary in the future due to the quantity and type of equipment we initially deploy in a central office facility as well as regulatory limitations imposed on the traditional phone companies relative to pricing of central office space. Following the buildout of our central office space, the major portion of our capital expenditures is the purchase of DSL line cards to support incremental end-users. We expect that the average cost of such line cards will decline over the next several years. Network expenditures will continue to increase with the number of end-users. However, once an operating region is fully built out, a substantial majority of the regional capital expenditures will be tied to incremental customer and end-user growth. In addition to developing our networks, we will use our capital for marketing our services, acquiring Internet service provider and enterprise customers, and funding our customer care and field service operations.

Recent Developments

   On April 20, 1999, we launched our TeleSurfer and TeleSurfer Pro services for the consumer Internet market. The monthly recurring charges for such services are significantly lower than those for our business grade TeleSpeed services. As a result, our profit margins on such consumer services are expected to be lower than our business grade services. However, the market for consumer services is very large and we could potentially obtain significantly increased volumes. Moreover, consumer grade services will leverage our existing network infrastructure. Our overall margins will depend on the mix and volume of business and consumer customers, of which consumer grade services could comprise a significant percentage. See "Risk Factors--We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow."

Results of Operations

 Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
 1998

   Revenues

   We recorded revenues of $186,000 for the three months ended March 31, 1998 and $5.6 million for the three months ended March 31, 1999. This increase is attributable to growth in the number of customers and end-users resulting from our increased sales and marketing efforts and the expansion of our network in the San Francisco Bay Area and the Los Angeles metropolitan area and to a lesser extent in the New York, Boston, Washington, D.C., Seattle, Philadelphia and Sacramento metropolitan areas. As of April 30, 1999, we had an installed
base of approximately    end-user lines and our networks passed approximately
   million homes and businesses. We expect revenues to increase in future periods as we expand our network within our existing regions, deploy networks in new regions and increase our sales and marketing efforts in all of our regions.

   Network and Product Costs

   We recorded network and product costs of $203,000 for the three months ended March 31, 1998 and $5.0 million for the three months ended March 31, 1999. This increase is attributable to the expansion of our networks and increased orders resulting from our sales and marketing efforts. We expect network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

   Sales, Marketing, General and Administrative Expenses

   Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of our business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of our management team, and sales commissions. These expenses increased from $1.9 million for the three months ended March 31, 1998 to $18.1 million for the three months ended March 31,

1999. This increase is attributable to growth in headcount in all areas of our company, continued expansion of our sales and marketing efforts, deployment of our networks and building of our operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as we continue to expand our business.

   Deferred Compensation

   Through March 31, 1999, we recorded a total of approximately $9.7 million of deferred compensation, with an unamortized balance of approximately $3.7 million on our March 31, 1999 balance sheet. This deferred compensation is a result of us granting stock options to our employees with exercise prices per share subsequently determined to be below the fair values per share for accounting purposes of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable option. Amortization of deferred compensation was $227,000 during the three months ended March 31, 1998 and $1.7 million during the three months ended March 31, 1999.

   Depreciation and Amortization

   Depreciation and amortization includes: (i) depreciation of network costs and related equipment, (ii) depreciation of information systems, furniture and fixtures, (iii) amortization of improvements to central offices, regional data centers and network operations center facilities and corporate facilities,
(iv) amortization of capitalized software costs and (v) amortization of intangible assets.

   During the three months ended March 31, 1999, we recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $1.9 million during the three months ended March 31, 1999. Annual amortization of these assets will be approximately $8.4 million in each of the years in the three year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

   Depreciation and amortization was $164,000 for the three months ended March 31, 1998 and $4.6 million for the three months ended March 31, 1999. This increase was due to the increase in equipment and facilities placed in service throughout the period as well as amortization of intangible assets. We expect depreciation and amortization to increase significantly as we increase our capital expenditures to expand our network.

   Net Interest Income and Expense

   Net interest income and expense consists primarily of interest income on our cash balance and interest expense associated with our debt. For the three months ended March 31, 1998, net interest expense was $429,000, and was primarily attributable to the interest expense on the 1998 notes and capital lease obligations, partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes. Net interest expense for the three months ended March 31, 1999 was $5.1 million and consisted primarily of interest expense on the 1998 notes and the 1999 notes and capital lease obligations partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes and the 1999 notes as well as our initial public offering and our issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. We expect interest expense to increase significantly over time, primarily because the 1998 notes accrete to $260 million by March 15, 2003.

   Income Taxes

   Income taxes consist of federal, state and local taxes, when applicable. We expect significant consolidated net losses for the foreseeable future which should generate net operating loss carryforwards. However, our ability to use net operating losses may be subject to annual limitations. In addition, income taxes may be payable during this time due to operating income in certain tax jurisdictions. In the future, if we achieve operating profits and the net operating losses have been exhausted or have expired, we may experience significant tax expense. We recognized no provision for taxes because we operated at a loss throughout the years ended December 31, 1997 and December 31, 1998 and the three months ended March 31, 1999.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues

   We recorded revenues of $26,000 for the year ended December 31, 1997 and $5.3 million for the year ended December 31, 1998. This increase is attributable to growth in the number of customers and end-users resulting from our increased sales and marketing efforts and the expansion of our networks in the San Francisco Bay Area and to a lesser extent in the Los Angeles, New York and Boston metropolitan areas.

   Network and Product Costs

   We recorded network and product costs of $54,000 for the year ended December 31, 1997 and $4.6 million for the year ended December 31, 1998. This increase is attributable to the expansion of our networks and increased orders resulting from our sales and marketing efforts.

   Sales, Marketing, General and Administrative Expenses

   Sales, marketing, general and administrative expenses increased from $2.4 million for the year ended December 31, 1997 to $31.0 million for the year ended December 31, 1998. This increase is attributable to growth in headcount in all areas of our company as we expanded our sales and marketing efforts, expanded the deployment of our networks and built our operating infrastructure.

   Deferred Compensation

   Through December 31, 1998, we recorded a total of $9.0 million of deferred compensation, with an unamortized balance of approximately $4.7 million on our December 31, 1998 balance sheet. This deferred compensation is a result of us granting stock options to our employees with exercise prices per share subsequently determined to be below the fair values per share for accounting purposes of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable option. Amortization of deferred compensation was $295,000 during the year ended December 31, 1997 and $4.0 million during the year ended December 31, 1998.

   Depreciation and Amortization

   Depreciation and amortization was $70,000 for the year ended December 31, 1997 and $3.4 million for the year ended December 31, 1998. The increase was due to the increase in equipment and facilities placed in service throughout the period.

   Net Interest Income and Expense

   For the year ended December 31, 1997, net interest income was approximately $155,000, and was primarily attributable to the interest income earned from the proceeds raised in our preferred stock financing in July 1997. Interest income was $4.8 million for the year ending December 31, 1998. This interest income was earned primarily from the investment of the proceeds raised in the issuance of our 1998 discount notes in March 1998. Interest expense for the year ended December 31, 1998 was $15.2 million and consisted primarily of interest on the 1998 discount notes and capital lease obligations.

   Income Taxes

   For the years ended December 31, 1997 and December 31, 1998 we recognized no provision for taxes because we operated at a loss throughout both years.

Quarterly Financial Information

   The following table sets forth certain consolidated statements of operations data for our most recent seven quarters. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                          Three Months Ended
                          -----------------------------------------------------------------------------------
                          September 30, December 31, March 31, June 30,  September 30, December 31, March 31,
                          ------------- ------------ --------- --------  ------------- ------------ ---------
                              1997          1997       1998      1998        1998          1998       1999
                          ------------- ------------ --------- --------  ------------- ------------ ---------
                                                        (dollars in thousands)
Revenues................      $  --       $    26     $   186  $   809     $  1,565      $  2,766   $  5,596
Operating expenses:
 Network and product
  costs.................         10            44         203      758        1,355         2,246      4,960
 Sales, marketing,
  general and
  administrative........        783         1,334       1,944    4,606       10,681        13,812     18,113
 Amortization of
  deferred
  compensation..........        134           161         227      631        1,837         1,302      1,653
 Depreciation and
  amortization..........         --            70         164      446          738         2,058      4,647
                              -----       -------     -------  -------     --------      --------   --------
 Total operating
  expenses..............        927         1,609       2,538    6,441       14,611        19,418     29,373
                              -----       -------     -------  -------     --------      --------   --------
Income (loss) from
 operations.............       (927)       (1,583)     (2,352)  (5,632)     (13,046)      (16,652)   (23,777)
Net interest income
 (expense)..............         80            75        (429)  (3,291)      (3,511)       (3,208)    (5,127)
                              -----       -------     -------  -------     --------      --------   --------
 Net income (loss)......      $(847)      $(1,508)    $(2,781) $(8,923)    $(16,557)     $(19,860)  $(28,904)
                              =====       =======     =======  =======     ========      ========   ========

   We have generated increasing revenues in each of the last seven quarters, reflecting increases in the number of customers and end-users. Our network and product costs have increased in every quarter, reflecting costs associated with customer and end-user growth and the deployment of our networks in existing and new regions. Our selling, marketing, general and administrative expenses have increased in every quarter and reflect sales and marketing costs associated with the acquisition of customers and end-users, including sales commissions, and the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of our networks. We have experienced increasing net losses on a quarterly basis as we increased our capital expenditures and operating expenses, and we expect to sustain increasing quarterly losses for at least the next several years. See "Risk Factors--We have a history of losses and expect increasing losses in the future."

   Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors. Factors that may affect our operating results include:

  . the timing and ability of traditional telephone companies to provide us with central office space;

  . the rate at which customers subscribe to our services;

  . decreases in the prices for our services due to competition, volume-based pricing and other factors;

  . Internet service provider and enterprise customer retention and end-user churn rates;

  . the success of our relationships with AT&T, NEXTLINK and Qwest and other potential third parties in generating significant subscriber demand;

  . the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

  . delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

  . the mix of line orders between consumer end-users and business end-users
    (which typically have higher margins);

  .the amount and timing of capital expenditures and other costs relating to the expansion of our networks;

  . the ability to develop and commercialize new services by us or our competitors;

  . the impact of regulatory developments, including interpretations of the 1996 Telecommunications Act;

  . our ability to successfully operate our networks; and

  . general economic conditions and economic conditions specific to the telecommunications industry, which may affect the demand and pricing for our services.

   Many of these factors are outside of our control. In addition, we plan to increase operating expenses to fund operations, sales, marketing, general and administrative activities and infrastructure, including increased expenses associated with our relationships with AT&T, NEXTLINK and Qwest. If these expenses are not accompanied by an increase in revenues, we could experience a material adverse effect on our business, prospects, operating results and financial condition and our ability to service and repay our indebtedness. See "Risk Factors--Our operating results are likely to fluctuate in future periods."

Liquidity and Capital Resources

   Our operations have required significant capital investment for the procurement, design and construction of our central office cages, the purchase of telecommunications equipment and the design and development of our networks. Capital expenditures were approximately $42.8 million for the three months ended March 31, 1999. We expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of our networks and the development of new regions.

   From our inception through March 31, 1999, we financed our operations primarily through private placements of $10.6 million of equity securities, $129.3 million in net proceeds raised from the issuance of the 1998 notes, $150.2 million in net proceeds raised from our initial public offering, $60.0 million in net proceeds raised from strategic investors and $205.1 million in net proceeds raised from the issuance of the 1999 notes. As of March 31, 1999, we had an accumulated deficit of $79.6 million, and cash and cash equivalents of $341.8 million.

   Net cash used in our operating activities was $15.3 million for the three months ended March 31, 1999. The net cash used for operating activities during this period was primarily due to net losses and increases in current assets, offset by non-cash expenses and increases in accounts payable and accrued liabilities. Net cash used in our investing activities was $123.0 million for the three months ended March 31, 1999. The net cash used for investing activities during this period was primarily due to purchases of property and equipment and the purchase of $74.1 million of restricted investments which were pledged as collateral for the payment of the first six scheduled interest payments on the 1999 notes.

   Net cash provided by financing activities for the three months ended March 31, 1999 was $415.7 million which primarily related to the following:

  . Equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest, representing an aggregate equity investment of $60 million.

  . Net proceeds of $150.2 million from our initial public offering of 13,455,000 split-adjusted shares of our common stock at a split-adjusted initial public offering price of $12.00 per share.

  . Net proceeds of $205.1 million from the issuance of the 1999 notes with an aggregate principal amount of $215.0 million.

   We expect to experience substantial negative cash flow from operating activities and negative cash flow before financing activities for at least the next several years due to continued development, commercial deployment and expansion of our networks. We believe that existing cash balances, cash equivalents and cash generated from financing activities and operations will be sufficient to meet our cash needs through at least the end of 1999. However, our future cash requirements will depend on a number of factors including:

  . the number of regions entered and the timing of entry and services offered;

  . network deployment schedules and associated costs;

  . the rate at which customers and end-users purchase our services and the pricing of such services;

  . the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;

  . the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

  . investment opportunities in complementary businesses or other opportunities.

   Accordingly, we will be required to raise additional capital, the timing and amount of which we cannot predict. As a result, we expect to raise additional capital through debt or equity financings, depending on market conditions, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of other opportunities. If we are unable to obtain required additional capital through the issuance of equity or debt securities or are required to obtain it on terms less satisfactory than we desire, we may be required to delay the expansion of our business or take or forego actions, any or all of which could harm our business.

   In addition, we may wish to selectively pursue possible acquisitions of or investments in businesses, technologies or products complementary to ours in the future in order to expand our geographic presence and achieve operating efficiencies. We may not have sufficient liquidity, or we may be unable to obtain additional debt or equity financing on favorable terms or at all, in order to finance such an acquisition or investment.

Year 2000 Issues

   Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that there are no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results and financial condition.

   Furthermore, the purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could have a material adverse effect on our business, prospects, operating results, and financial condition.

   We have not made any assessment of the Year 2000 risks associated with our third-party or traditional telephone company equipment or software or with our Internet service provider and enterprise customers. We have not determined the risks associated with the reasonably likely worst-case scenario and have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 31, 1999. See "Risk Factors-- Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business."

Forward Looking Statements

   The statements contained in this prospectus that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements include:

  . our plans to expand our existing networks or to commence service in new regions;

  . the market opportunity presented by our target regions;

  . estimates regarding the timing of launching our service in new regions;

  . expectations regarding the extent to which enterprise customers roll out our service;

  . expectations regarding our relationships with AT&T, NEXTLINK, Qwest and other potential third parties;

  . expectations as to pricing for our services in the future;

  . statements regarding development of our business;

  . expectations as to the impact of our TeleSurfer service offerings on our margins;

  . the possibility that we may obtain significantly increased sales volumes;

  . the estimates of future operating results;

  . our anticipated capital expenditures;

  . the effect of regulatory reform and regulatory litigation; and

  . other statements contained in this prospectus regarding matters that are not historical facts.

   These statements are only estimates or predictions and cannot be relied upon. We can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing us or actual results differing from the assumptions underlying such statements. Such risks and assumptions that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements include our ability to:

  . successfully market our services to current and new customers;

  . generate customer demand for our services in the particular regions where we plan to market services;

  . achieve favorable pricing for our services;

  . respond to increasing competition;

  . manage growth of our operations; and

  . access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms and conditions consistent with regulatory, legislative and judicial developments.

   All written and oral forward-looking statements made in connection with this prospectus which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures about Market Risk

   Our exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to our investment portfolio and outstanding debt obligations. We typically do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate, short-term securities. We do not have any derivative instruments. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of our investment portfolio. In addition, substantially all of our outstanding indebtedness at March 31, 1999, including our 1998 notes and our 1999 notes, is fixed-rate debt.

                                   BUSINESS

   The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward Looking Statements."

Overview

   We are a leading high-speed Internet and network access provider offering DSL services to Internet service provider and enterprise customers. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services to provide employees with high-speed remote access to the enterprise's local area networks to improve employee productivity and reduce operating costs. We refer to such services as remote local area network
(RLAN) services.

   We believe our services offer a superior value proposition as compared to currently available high-speed Internet and network access alternatives. We provide services over standard copper telephone lines at speeds of up to 1.5 megabits per second, over 25 times the speed available through a 56.6 kilobits
per second modem. As of April 30, 1999 we had installed approximately     DSL
lines and received orders for our services from over    Internet service
provider and enterprise customers, including Cisco Systems, Concentric Network, Epoch Networks, Oracle, PeopleSoft, Prodigy, PSINet, Stanford University, Sun Microsystems, Verio and Whole Earth Networks.

   To date, we have introduced our services in the San Francisco Bay Area and the Los Angeles, New York, Boston, Washington, D.C., Seattle, Philadelphia, Sacramento, Baltimore, Chicago and San Diego metropolitan areas.

   We believe that our business model offers attractive economics. Through our use of DSL technology, we can effectively leverage the existing telephone network copper infrastructure to deploy service more quickly and at lower costs than technologies such as cable modems and wireless data networks that require large initial infrastructure investments before service can be provided.

   In March 1998, we raised approximately $135 million of gross proceeds through the issuance of the 1998 notes to fund the initial deployment of our networks. As a result of the strong market demand for high-speed Internet and network access, we plan to build our networks and offer our services in 22 metropolitan regions nationwide representing 51 metropolitan statistical areas. We estimate that when complete, our networks in these 22 regions will enable us to provide service to over 28 million homes and businesses.

   In January 1999, we entered into strategic relationships with AT&T Corp., NEXTLINK Communications, Inc. and Qwest Communications Corporation. As part of these strategic relationships, we received equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest. Furthermore, these strategic investors each entered into commercial agreements with us providing for the purchase, marketing and resale of our services, the purchase by us of fiber optic transport services, and housing of network equipment in central office space.

   On January 27, 1999, we completed the initial public offering of 13,455,000 split-adjusted shares of common stock at a split-adjusted initial public offering price of $12.00 per share. We received net proceeds from the initial public offering of $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses.

   On February 18, 1999, we completed the offering of the 1999 notes with an aggregate principal amount of $215 million. We received net proceeds of $205.1 million from this offering, $74.1 million of which was used to purchase pledged securities to secure the payment of the first six scheduled interest payments on the 1999 notes.

Industry Background

 Growing Market Demand for High-Speed Digital Communications Bandwidth

   High-speed connectivity has become important to small- and medium-sized businesses and consumers due to the dramatic increase in Internet usage. According to International Data Corporation, the number of Internet users worldwide reached approximately 69 million in 1997 and is forecasted to grow to approximately 320 million by 2002. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. Consumers are increasingly using the Internet to carry out commerce transactions. International Data Corporation also estimates that the value of goods and services sold worldwide via the Internet will increase from $12 billion in 1997 to over $400 billion in 2002. Accordingly, to remain competitive, small- and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate more effectively with employees, customers and business partners. High-speed digital connections are also becoming increasingly important to businesses and consumers as on-line consumer transactions and e-commerce become more widespread.

   The demand for high-speed digital communications services for RLAN access is also growing rapidly. Over the past ten years, high-speed local area networks have become increasingly important to enterprises to enable employees to share information, send e-mail, search databases and conduct business. We believe that a large majority of personal computers used in enterprises are connected to local area networks. Enterprises are now seeking to extend this same high-speed connectivity to employees accessing the local area networks from home to improve employee productivity and reduce operating costs. Industry analysts estimate that the number of remote access lines in the U.S. will grow from approximately ten million in 1996 to approximately 30 million in 2000, a compound annual growth rate in excess of 30%.

   As use of the Internet, intranets and extranets increases, we expect the market size for both small- and medium-sized business and consumer Internet and RLAN access to continue to grow rapidly causing the demand for high-speed digital communications services to also grow rapidly. However, the full potential of Internet and local area network applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. Increases in telecommunications bandwidth have significantly lagged improvements in microprocessor performance over the last ten years. Since 1988, microprocessor performance has improved nearly 80-fold, while the fastest consumer modem connection has improved from 9.6 kilobits per second to 56.6 kilobits per second, a factor of six. According to industry analysts, there are nearly 40 million personal computers in U.S. homes today, and most of them can only connect to the Internet or their corporate local area network by low-speed analog lines. Higher speed connections are available, including:

  . Integrated Services Digital Networks--An ISDN provides standard interfaces for digital communication networks and is capable of carrying data, voice, and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to compatible PBX systems.

  . T1 Line and Fractional T1--These are telephone industry terms for a digital transmission link with a capacity of 1.544 megabits per second or portions thereof.

  . Frame Relay--A high-speed packet-switched data communications protocol.

While these services have recently experienced dramatic growth in the U.S., they are expensive and complex to order, install and maintain.

 Emergence of DSL Technology

   DSL technology emerged in 1990 and is commercially available today to address the performance bottlenecks of the public switched telephone network. DSL equipment, when deployed at each end of standard copper telephone lines, increases the data carrying capacity of these lines from analog modem speeds of

56.6 kilobits per second for the fastest consumer modems and ISDN speeds of 128 kilobits per second to DSL speeds of up to 6 megabits per second depending on the length and condition of the copper line. Also, recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the deployment of DSL technology on a widespread basis more economical. We anticipate that equipment prices will continue to fall as a result of continued advances in semiconductor technologies and increases in equipment production volumes.

   Because DSL technology reuses the existing copper plant, it is significantly less expensive to deploy on a broad scale than alternative technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, requiring a comparatively lower initial fixed investment. Subsequent variable investments in DSL technology are directly related to the number of paying customers.

 Impact of the Telecommunications Act of 1996

   The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things,

  . to allow competitive telecommunications companies to lease copper lines on a line by line basis;

  . to provide central office space for the competitive telecommunications companies' DSL and other equipment used to connect to the leased copper lines;

  . to lease access on their inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

  . to allow competitive telecommunications companies to use their operational support systems to place orders and access their databases.

   The 1996 Telecommunications Act in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as our DSL services.

Our Competitive Strengths

   We were formed to capitalize on the substantial business opportunity created by the growing demand for Internet and network access, the commercial availability of low cost DSL technology and the passage of the 1996 Telecommunications Act. Key aspects of our solution to provide high-speed digital communications services include:

  . an attractive value proposition that provides high-speed connections at similar or lower prices than alternative high-speed technologies currently available to customers;

  . a widely available, continuously connected, secure network that facilitates deployment of Internet and intranet applications; and

  . a management team experienced in the data communications, telecommunications and personal computer industries.

   Attractive Value Proposition. We offer higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, our high-end services offer comparable bandwidth to T1 and frame relay circuits at approximately 25% of the cost. For the RLAN market, our mid-range services are three to six times the speed of ISDN and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. We believe that many of our enterprise customers can justify deploying lines to their employees if productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, our consumer services are comparably priced to current cable modem services. Unlike cable modems, the speed of our service does not decrease when more users are added.

   Widely Available, Always-Connected, Secure Network. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our network provides 24-hour, always-on connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access. These factors are important to our customers because any Internet service they market to their end-users must actually be available for them to purchase and be secure enough to not risk their own reputation or business with any security lapses.

   Efficient DSL installation enables superior customer service. We were the first to roll out DSL services, making DSL service available for purchase in the San Francisco Bay Area in December 1997. Since then, we have installed a
total of approximately     lines as of April 30, 1999. Through this
experience, we believe we have achieved high rates of on-time installation and customer satisfaction, which are critical elements for the successful roll-out of a DSL service offering.

   Experienced Management Team. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications), founders Charles McMinn, Chairman of the Board, Charles Haas, Executive Vice President of Sales, and Dhruv Khanna, Executive Vice President, General Counsel and Secretary (all of whom worked at Intel), Timothy Laehy, Chief Financial Officer and Vice President, Finance (former Vice President of Corporate Finance and Treasurer of Leasing Solutions, Inc.), Rex Cardinale, Chief Technology Officer and Vice President of Engineering (former General Manager of the cc:Mail division of Lotus Development Corporation), Catherine Hemmer, President of Operations (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice President, Network Services at MFS), Robert Roblin, Executive Vice President of Marketing (former Executive Vice President of Marketing at Adobe Systems, Inc. and former Vice President and General Manager of Marketing, Consumer Division at IBM Corporation), Jane Marvin, Senior Vice President of Human Resources (former Vice President of Human Resources for the General Business Services unit of Ameritech Corporation), and Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET). We also have in place four Regional Presidents to cover all 22 of our metropolitan regions.

Business Strategy

   Our objective is to become the leading high-speed Internet and network access provider offering DSL services in each region we enter. We have introduced our services in the San Francisco Bay Area and the Los Angeles, New York, Boston, Washington, D.C., Seattle, Philadelphia, Sacramento, Baltimore, Chicago and San Diego metropolitan areas. We plan to introduce our services to a total of 22 metropolitan regions. The key elements of our strategy are as follows:

   Secure Competitive Local Exchange Carrier Status and Sign Interconnection Agreements in the Top U.S. Markets. We obtain competitive local exchange carrier status in each state that we enter and sign interconnection agreements with the relevant traditional telephone companies. As of April 30, 1999, we were authorized under state law to operate as a competitive local exchange carrier in 23 states and had entered into interconnection agreements with six different major traditional telephone companies in the majority of the states covering our 22 targeted metropolitan regions. We intend to obtain authorization in the other states necessary to cover these targeted metropolitan regions and we are negotiating interconnection agreements with traditional telephone companies in the remaining states. In the aggregate, our 22 targeted metropolitan regions represent over 40% of the U.S. population. We believe we have gained a competitive advantage by rapidly securing competitive local exchange carrier status and signing interconnection agreements in multiple regions.

   Enter and Roll Out Service Rapidly in These Markets. We seek to be the first competitive telecommunications company to enter and roll out service broadly in our target regions in order to:

  . secure central office space prior to our competitors;

  . secure and retain customers before significant DSL competition arises;

  . maintain advantages over competitors through superior coverage and high customer satisfaction; and

  . build the largest volume and market share in order to allow us to reduce the costs and prices of our services and, where we are first to market, maintain our leadership position.

   Provide Pervasive Coverage. We are pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that we enter since our Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to our enterprise customers since the typical enterprise customer desires to offer RLAN access to all employees regardless of where they reside in the region. In addition, we believe our presence in 22 metropolitan regions will allow us to better serve our Internet service provider and enterprise customers which are increasingly seeking a single supplier in multiple metropolitan areas.

   Sell Directly to Internet Service Providers and Enterprises that Can Provide a Large Number of End-Users. We target Internet service providers that can offer their end-users cost and performance advantages for Internet access
using our services. Over    Internet service providers currently resell our
services. Our direct sales force also specifically targets enterprises that we estimate to have over 500 existing ISDN or analog modem-based RLAN users. We believe that we offer these customers higher performance and dedicated services at similar or lower prices than those of alternative technologies.

   Establish Relationships with Internet Service Providers and Other Industry Participants. We do not provide Internet access directly to any of our customers. Instead, we provide connections to Internet service providers, which in turn offer high-speed Internet access using our networks. In this way, we:

  . carry the traffic of multiple Internet service providers in any region, increasing our volume and reducing our costs;

  . leverage our selling efforts through the sales and support staff of these Internet service providers;

  . offer Internet service providers a non-competitive transport alternative, since the traditional telephone company typically provides its own Internet access services in competition with Internet service providers; and

  . provide Internet service providers a high-speed service offering to compete with cable-based Internet access.

   We are developing a service offering that we believe will also be increasingly attractive to the interexchange carriers and other competitive telecommunications companies. As we roll out our networks in 22 metropolitan regions nationwide, we can increasingly serve as a single packet-based service provider to other telecommunications service companies who seek to offer packet-based services to their customers. Also, we can carry the traffic of multiple interexchange carriers and competitive telecommunications companies and potentially provide these services at price points that are more attractive than any one other company can provide for itself. These companies are also seeking an alternative to dealing with each traditional telephone company in every region in which they would like to offer service. Finally, since our networks serve predominately small business and residential end-users, these networks are complementary to the large business-focused networks of these interexchange carriers and other competitive telecommunications companies. We believe that these are some of the reasons AT&T, NEXTLINK and Qwest have entered into relationships with us. We are currently discussing relationships with other interexchange carriers and other competitive telecommunications companies and intend to continue these discussions as our networks are deployed in our 22 targeted metropolitan areas.

   Provide a Superior Product and Service Solution. We believe that we can build a significant competitive position by providing a comprehensive product and service solution to our customers. We undertake to provide all of the necessary product and service elements required to establish and maintain digital services in our target markets including:

  . managing the traditional telephone company's delivery and testing of copper lines used for our service;

  . performing any in-building wiring required to initiate service;

  . selling and configuring the DSL modem required at each end-user site;

  . providing 24 hours, seven days a week (24x7) monitoring of each end-user line; and

  . designing and provisioning an enterprise's overall RLAN network including equipment selection, programming and troubleshooting.

Our Service Offerings

   We offer six business grade services under the TeleSpeed brand to connect our customers' end-users to our regional data centers. On April 20, 1999, we introduced two consumer grade service offerings called TeleSurfer and TeleSurfer Pro. In addition, Internet service provider and enterprise customers may purchase backhaul services from us to connect their facilities to our regional data centers.

 TeleSpeed Services

   Our TeleSpeed services connect individual end-users on conventional copper lines to our DSL equipment in their serving central office and from there to our packet-based digital network serving that metropolitan area. A traditional telephone company's infrastructure consists of numerous central offices which are connected by a fiber optic backbone to a regional office that routes local and long distance traffic. Each central office collects the individual copper lines from end-users' premises in the neighborhood.

   The particular TeleSpeed service available to an end-user depends on the user's distance to the central office. We believe that substantially all of our potential end-users in our target markets can be served with one of our services. We estimate that approximately 70% of end-users are within 18,000 feet of a central office and can be served by at least our TeleSpeed 384 service. We also believe at least a majority of potential end-users will be able to obtain our highest speed service offering. However, the specific number of potential end-users for the higher speeds will vary by central office and by region and will be affected by line quality. The chart below compares the performance and markets for each of our intraregional end-user services as of April 30, 1999.

                              Speed To Speed From Range*
     Intraregional Services   End-User  End-User  (feet)      Market/Usage
     ----------------------   -------- ---------- ------ -----------------------
   TeleSpeed 144............. 144 Kbps  144 Kbps  35,000 ISDN replacement
   TeleSpeed 192............. 192 Kbps  192 Kbps  18,000 RLAN, business Internet
   TeleSpeed 384............. 384 Kbps  384 Kbps  18,000 RLAN, business Internet
   TeleSpeed 768............. 768 Kbps  768 Kbps  13,500 Business Internet
   TeleSpeed 1.1............. 1.1 Mbps  1.1 Mbps  12,000 Business Internet
   TeleSpeed 1.5............. 1.5 Mbps  384 Kbps  15,000 High-speed Web access

--------
*  Estimated maximum distance from the end-user to the central office.

   Prices for our end-user services may vary depending upon the performance level of the service. For example, our TeleSpeed 144 and 192 services are our lowest priced end-user services and our TeleSpeed 1.1 and 1.5 services are our highest priced end-user services. Our prices also vary across regions and for high volume customers that are eligible for volume discounts. See "Risk Factors--We may experience decreasing prices for our services" for a discussion of the risks associated with our ability to sustain current price levels in the future.

   TeleSpeed 144. Our TeleSpeed 144 service operates at up to 144 kilobits per second in each direction, which is similar to the performance of an ISDN line. This service, which can use existing ISDN equipment at the end-user site, is targeted at the ISDN replacement market where its per month flat rate can compare favorably to ISDN services from the traditional telephone company when per-minute usage charges apply. It is also the service that we offer on copper lines that are either too long to carry our higher speed services or are served by digital loop carrier systems or similar equipment where a continuous copper connection is not available from the end-user site to the central office.

   TeleSpeed 192. This service provides one and a half to three times the performance of ISDN lines at similar or lower price points to heavily-used ISDN lines.

   TeleSpeed 384. This service provides three to six times the performance of ISDN lines at similar price points to heavily-used ISDN lines.

   TeleSpeed 768. This service provides one-half the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 768 service is small businesses needing moderate speed access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

   TeleSpeed 1.1. This service provides over two-thirds the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 1.1 service is small businesses needing T1-level access to the Internet which have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

   TeleSpeed 1.5. TeleSpeed 1.5 is an asymmetric service, i.e., with different speeds to and from the end-user. This service is intended for end-users who consume more bandwidth than they generate, and is especially useful for accessing Web sites. The service also provides the highest performance of any TeleSpeed service to stream video or other multimedia content to end-user locations.

   Telespeed Remote. TeleSpeed Remote provides interregional high-speed access between end-users located in remote regions and their corporate networks. This service is targeted at businesses that want high-speed remote office connections at a lower cost than ISDN or frame-relay services. For example, this service can provide a corporation's employees located in Boston, high-speed access to their corporate network located in San Francisco.


 TeleSurfer Services

                                         Speed To Speed From Range*
          Intraregional Services         End-User  End-User  (feet) Market/Usage
          ----------------------         -------- ---------- ------ ------------
   TeleSurfer........................... 384 Kbps  128 Kbps  12,000   Consumer
   TeleSurfer Pro....................... 768 Kbps  384 Kbps  12,000   Consumer

--------
* Estimated maximum distance from the end-user to the central office.

   TeleSurfer. This consumer grade service is an asymmetric service, offering 384 kilobits per second downstream and 128 kilobits per second upstream. This service is the base consumer service. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

   TeleSurfer Pro. This is a premium consumer grade asymmetric service, offering 768 kilobits per second downstream and 386 kilobits per second upstream. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

 Other Services

   We provide two backhaul services from our regional network to an Internet service provider or enterprise customer site. These services include the aggregation of all individual end-users in a metropolitan area and transmission of the packet information to the customer on a single high-speed line. The services, prices and suggested maximum aggregation of end-user traffic are as follows:

   Covad DS1. Our DS1 backhaul service is intended for the small business with up to 50 RLAN end-users. The service operates at 1.5 megabits per second and implements a frame relay protocol compatible with most low-end and mid-range routers.

   Covad DS3. Our DS3 backhaul service is targeted to large Internet service providers and enterprises with up to 1,000 end-users. The service utilizes an asynchronous transfer mode protocol that efficiently handles the high data rates involved and operates at up to 45 megabits per second.

   Non-Recurring Services. In addition to monthly service charges, we impose non-recurring order setup charges for Internet service provider and RLAN end-users for DS1 and DS3 backhaul services. Customers must also purchase a DSL modem from us or a third party for each end-user of our services.

Our Service Rollout

   As part of our strategy to become a leading provider of DSL high-speed digital communications services in the U.S., we intend to build networks and offer services in 22 metropolitan regions representing 51 metropolitan statistical areas. We introduced our services in the San Francisco Bay Area in December 1997, in the Los Angeles, New York and Boston metropolitan areas in August 1998, in the Washington, D.C. and Seattle metropolitan areas in December 1998, in the Philadelphia and Sacramento metropolitan areas in March 1999, in the Baltimore and Chicago metropolitan areas in April 1999 and in the San Diego metropolitan area in May 1999. Our target markets include the following 22 metropolitan regions divided into four geographical areas each managed by a Regional President:

   West                  Central                   South                 East
   ----                  -------                   -----                 ----
   Los Angeles           Chicago                   Atlanta               Baltimore
   Portland              Denver                    Austin                Boston
   Sacramento            Detroit                   Dallas                New York
   San Diego             Minneapolis               Houston               Philadelphia
   San Francisco         Phoenix                   Miami                 Washington, D.C.
   Seattle                                         Raleigh

Customers

   We offer our services to Internet service providers and enterprises. According to Claritas, Inc., a leading provider of diagnostic databases, there are over 169,000 businesses in the U.S. with over 100 employees, of which we estimate approximately 71,000 are in our 22 targeted metropolitan regions. As
of April 30, 1999, we had installed approximately    DSL lines and received
orders for our services from over    Internet service provider and enterprise
customers. The following is a list of selected Internet service provider and enterprise customers:

       Selected Internet Service Provider
       Customers                          Selected Enterprise Customers
       ---------------------------------- -----------------------------
       Bay Junction Technology            Apple Computer
       Brainstorm Networks                Cisco Systems
       Concentric Network Corporation     E*Trade Group
       Direct Network Access, Ltd.
        (DNAI)                            Fireman's Fund Insurance
       DSL Networks Inc.                  Inktomi
       Epoch Networks                     Intel
       Flashcom, Inc.                     Oracle Corporation
       Globix Corporation                 PeopleSoft
       Lan Minds, Inc.                    Spelling Entertainment
       Prodigy                            Stanford University
       Slip.Net, Inc.                     Sun Microsystems
       Verio Inc.                         Tandem Computers
       Whole Earth Networks               WebTV

   Our agreements with Internet service providers generally have terms of one year and are nonexclusive. We do not require the Internet service providers to generate a minimum number of end-users and generally grant volume discounts based on order volume.

   Our practice with respect to our enterprise customers has been to enter into an arrangement for a negotiated price to install the service initially to a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. To date, an enterprise customer's initial phase of deployment and its decision to roll out our service to additional end users has taken at least six months, and has generally taken longer than we originally expected. As of April 30, 1999, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees. We will not receive significant revenue from an enterprise customer until and unless these rollouts occur. During the lengthy sales cycle for an enterprise customer, we incur significant expenses in advance of the receipt of revenues.

Sales and Marketing

   Business and Consumer Internet. For the business and consumer Internet access markets, we sell our service to Internet service providers that combine our lines with their Internet access services and resell the combination to their existing and new end-users. We address these markets through sales and marketing personnel dedicated to the Internet service provider sales channel. We supplement our sales efforts to Internet service providers through training programs and marketing programs that include promotions and sales incentives designed to encourage the Internet service providers to sell our services instead of those of our competitors. As of April 30, 1999, we had more than Internet service provider customers with their own sales personnel marketing Internet services.

   Remote Local Area Network. We market our RLAN services to businesses through a direct sales force, augmented by marketing programs with value-added resellers and interexchange carriers. The direct sales force is organized by region, each managed by a regional sales director who is responsible for lead generation and sales and marketing efforts to RLAN customers. The sales force is directed to deal directly with the chief information officer and the telecommunications manager responsible for remote access within an enterprise. We augment our sales efforts to RLAN customers through partnerships with value-added resellers, including systems integrators that can offer our TeleSpeed service as part of a complete work-at-home solution to businesses.

   Third-Party Relationships. A key element of our strategy is to enter into relationships with leading telecommunications companies, including competitive telecommunications companies and interexchange carriers, pursuant to which those companies resell our TeleSpeed and TeleSurfer services to their customers. For example, we recently entered into commercial agreements with each of AT&T, NEXTLINK and Qwest providing for the purchase, marketing and resale of our services, primarily to their small business and enterprise customers. We believe that these indirect sales channels will enable us to penetrate our target markets more rapidly and eventually will generate the majority of sales of our services.

   We are also pursuing several types of joint marketing arrangements with our Internet service providers and enterprise customers. In addition, certain of our equipment suppliers have promoted our services through seminars to corporate communications managers in the San Francisco Bay Area. We also support our sales efforts with marketing efforts that include advertising programs through radio and other popular media, attendance at trade shows and presentations at industry conferences. See "Risk Factors--We depend on Internet service providers and other third parties for the marketing and sale of our services."

Service Deployment and Operations

   Internet service providers and corporate communications managers typically have had to assemble their digital communications connections using multiple service and equipment suppliers. This leads to additional work, cost and coordination problems. With our TeleSpeed service, we emphasize a one-stop service solution for our customers. This service solution includes:

  . extending our networks to customers and end-users;

  . end-user premise wiring and modem configuration;

  . ongoing network monitoring, customer reporting; and

  . customer service and technical support.

   Extending our Networks to Customers and End-Users. We work with our Internet service provider and enterprise customers to extend our networks to each customer premise and each end-user premise by ordering circuits from the traditional telephone company or a competitive telecommunications company, interconnecting the customers and end-users to our networks, testing the circuits, configuring customer routers or switches and end-user routers and monitoring the circuits from the network operations center.

   End-User Premises Wiring. We use our own and subcontracted field service crews and trucks to perform any required inside wiring at each end-user site.

   Network Monitoring. We monitor our networks from the network operations center on a continuous basis, which often enables the correction of potential network problems before a customer or end-user is affected. We have also developed network capability to provide Internet service provider and enterprise customers direct monitoring access of their end-users for more efficient monitoring of their own network performance.

   Customer Reporting. We communicate regularly with our customers about the status of their end-users. We also operate a toll-free customer care help line. Additionally, we provide Web-based tools to allow individual Internet service providers and enterprise communications managers to monitor their end-users directly, to place orders for new end-users, to enter trouble tickets on end-user lines and to communicate with us on an ongoing basis.

   Customer Service and Technical Support. We provide 24x7 on-line support to our Internet service provider customers and enterprise communications managers. The Internet service provider and communications manager serve as the initial contact for service and technical support, and we provide the second level of support. By avoiding the higher cost of providing direct end-user support, we believe we can grow our customer base more rapidly with lower customer support costs.

Network Architecture and Technology

   The key design principles of our networks are to provide: (i) robust network security required for enterprise intranet applications, (ii) consistent and scalable performance and (iii) intelligent end-to-end network management.

   Robust Network Security. Modem access to enterprise networks presents significant security risks, since any telephone can be used to attempt to access such a network simply by dialing the telephone number. As a result, enterprises expend significant effort and resources to prevent unauthorized access. Enterprises also typically limit remote access users to reading e-mail or other non-sensitive applications. Our networks are designed to provide enhanced security to ensure secure availability of all internal applications and information for remote locations. Our permanent virtual circuit network architecture connects individual end-users at fixed locations to a single enterprise, which reduces the possibility of unauthorized access and allows our customers to safely transmit sensitive information and applications over our TeleSpeed lines.

   Consistent and Scalable Performance. We believe that eventually public packet networks will evolve to replace over 40 million modems currently connected to circuit switched networks that have been deployed in the U.S. As such, we designed our networks for scalability and consistent performance to all users as the networks grow. We have designed a "star topology" network similar to the most popular local area network networking architecture currently used in high performance enterprise networks. In this model, new capacity is added automatically as each new user receives a new line. We also use asynchronous transfer mode equipment in our networks that implement packet switching directly in silicon circuits rather than slower router-based designs that implement switching in router software.

   Intelligent End-to-End Network Management. Because the customers' and end-users' lines are continuously connected they can also always be monitored. We have visibility from the Internet service provider or enterprise site across the network and into the end-user's home or business. Because our networks are centrally managed, we can identify and dynamically enhance network quality, service and performance and address network problems promptly.

   The primary components of our networks are the network operations center, regional data centers, our high-speed private metropolitan networks, central office spaces, including digital subscriber line access multiplexers (DSLAMs), copper telephone lines and DSL modems.

   Network Operations Center. Our entire network is managed from the network operations center. We provide end-to-end network management using advanced network management tools on a 24x7 basis, which enhances our ability to address performance or connectivity issues before they affect the end-user experience. From the network operations center, we can monitor the equipment and circuits in each metropolitan network (including the asynchronous transfer mode equipment), each central office (including DSLAMs) and individual end-user lines (including the DSL modems). Currently, the network operations center is located within our San Francisco Bay Area regional data center. See "Risk Factors--A system failure could delay or interrupt service to our customers."

   Regional Data Centers. The regional data centers act as service hubs for each metropolitan area that we enter. Data and network management traffic from each central office is collected at the regional data center and switched to our network operations center. We design the regional data centers for high availability including battery backup power, redundant equipment and active network monitoring.

   Private Metropolitan Network. We operate our own private metropolitan network in each region that we enter. The network consists of high-speed asynchronous transfer mode communications circuits that we lease to connect our regional data centers, our equipment in individual central offices and our enterprise and Internet service provider customers. This network operates at a speed of 45 to 155 megabits per second.

   Central Office Spaces. Through our interconnection agreements with the traditional telephone companies, we seek to secure space in every central office where we intend to offer service. These central office spaces are designed to offer the same high reliability and availability standards as the traditional telephone company's other central office space. We require access to these spaces for our equipment and for persons employed by, or under contract with, us. We place DSLAMs in our central office spaces to provide the high-speed DSL signals on each copper line to our end-users. We expect to deploy 40 to 250 central office spaces in any metropolitan area that we enter.
As of April 30, 1999, we had over    central office spaces operational. In
addition, we have a significant number of additional spaces under construction as well as other spaces on order from various traditional telephone companies. In December 1998, we entered into a professional service arrangement with Lucent Technologies to augment and accelerate our ability to deploy our central office facilities.

   Copper Telephone Lines. We lease the copper telephone lines running to end-users from the traditional telephone companies under terms specified in our interconnection agreements. We lease lines that, in numerous cases, must be specially conditioned by the traditional telephone companies to carry digital signals, usually at an additional charge relative to that for voice grade copper lines. The price we are obligated to pay for these lines currently varies from $4 to $43 per month per line with additional one-time charges in some cases for installation, modification or removal of lines.

   DSL Modems and On-Site Connection. We buy our DSL modems from our suppliers for resale to our Internet service provider or enterprise customers for use by their end-users. We configure and install these modems along with any required on-site wiring needed to connect the modem to the copper line leased from the traditional telephone company. For the most part, the DSL modem and DSLAM equipment used must come from the same vendor for all services, since there are not yet interoperability standards for the equipment used in our higher-speed services.

   We are also pursuing a program of ongoing network development. Our service development and engineering efforts focus on the design and development of new technologies and services to increase the speed, efficiency, reliability and security of our networks and to facilitate the development of network applications by third parties that will increase the use of our networks. See "Risk Factors--The scalability and speed of our networks remain largely unproven."

Competition

   The markets for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. The principal bases of competition in our markets include:

  . price/performance;

  . breadth of service availability;

  . reliability of service;

  . network security;

  . ease of access and use;

  . content bundling;

  . customer support;

  . brand recognition;

  . operating experience;

  . relationships with Internet service providers and other third parties;
    and

  . capital resources.

   We face competition from traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers.

   Traditional Telephone Companies. All of the largest traditional telephone companies in our target markets have begun offering DSL services or have announced their intention to provide DSL services in the near term. As a result, the traditional telephone companies represent strong competition in all of our target service areas, and we expect this competition to intensify. For example, the traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, own the copper lines themselves and can bundle digital data services with their existing voice services to achieve economies of scale in serving their customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30- $40 per month, placing pricing pressure on our TeleSurfer services. The traditional telephone companies are also in a position to offer service from central offices where we are unable to secure space and offer service because of asserted or actual space restrictions.

   Cable Modem Service Providers. Cable modem service providers such as @Home Network and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Hybrid fiber coaxial cable is a combination of fiber optic coaxial cable, which has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide similar and in some cases higher-speed Internet access than we provide. They also offer these services at lower price points than our TeleSurfer services. We believe the cable modem service providers face a number of challenges that providers of DSL services do not face. For example, different regions within a metropolitan area may be served by different cable modem service providers, making it more difficult to offer the blanket coverage required by potential business and RLAN access customers. Also, much of the current cable infrastructure in the U.S. must be upgraded to support cable modems, a process which we believe is significantly more expensive and time-consuming than the deployment of DSL-based networks.

   Competitive Telecommunications Companies. Many competitive telecommunications companies such as Rhythms NetConnections and NorthPoint Communications offer high-speed digital services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. Companies such as Teleport Communications Group, Inc. (acquired by AT&T), Brooks Fiber Properties, Inc. (acquired by MCI WorldCom) and MFS (acquired by MCI WorldCom) have extensive fiber networks in many metropolitan areas, primarily providing high-speed digital and voice circuits to large corporations. They also have interconnection agreements with the traditional telephone companies pursuant to which they have acquired central office space in many markets targeted by us. Further, certain of our customers have made investments in our competitors.

   National Long Distance Carriers. Interexchange carriers, such as AT&T, Sprint, MCI WorldCom and Qwest, have deployed large-scale Internet access networks and ATM networks, sell connectivity to businesses and residential customers, and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

   Internet Service Providers. Internet service providers such as BBN (acquired by GTE), UUNET Technologies (acquired by MCI WorldCom), Earthlink Networks, Concentric Network, Mindspring Enterprises, Netcom On-Line Communication Services and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at integrated services digital network speeds or below. Some Internet service providers such as UUNET Technologies in California and New York, HarvardNet Inc. and InterAccess have begun offering DSL-based services. To the extent we are not able to recruit

Internet service providers as customers for our service, Internet service providers could become competitive DSL service providers.

   On-line Service Providers. On-line service providers include companies such as AOL, Excite, Inc. (recently acquired by @Home), Compuserve (acquired by
AOL), MSN (a subsidiary of Microsoft Corp.) and WebTV (acquired by Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. If these on-line service providers were to extend their access networks to DSL or other high-speed service technologies (such as through the recent merger of Excite and @Home), they would become competitors of ours.

   Wireless and Satellite Data Service Providers. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including two Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Microwave Distribution System (MMDS) and Local Multi-channel Distribution System (LMDS)), and 18 Ghz and 39 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

   We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

Interconnection Agreements with Traditional Telephone Companies

   A critical aspect of our business is our interconnection agreements with the traditional telephone companies. These agreements cover a number of aspects including:

  . the price we pay to lease access to the traditional telephone company's copper lines;

  . the special conditioning the traditional telephone company provides on certain of these lines to enable the transmission of DSL signals;

  . the price and terms of central office space for our equipment in the traditional telephone company's central offices;

  . the price we pay and access we have to the traditional telephone company's transport facilities;

  . the operational support systems and interfaces that we can use to place orders, report network problems and monitor the traditional telephone company's response to our requests;

  . the dispute resolution process that we use to resolve disagreements on the terms of the interconnection contract; and

  . the term of the interconnection agreement, its transferability to successors, its liability limits and other general aspects of the traditional telephone company relationship.

   As of April 30, 1999, we have entered into interconnection agreements with six different major traditional telephone companies in the majority of the states covering our 22 metropolitan regions representing 51 metropolitan statistical areas. Traditional telephone companies do not in many cases agree to our requested provisions in interconnection agreements and we have not consistently prevailed in obtaining all of our desired provisions in such agreements either voluntarily or through the interconnection arbitration process. We cannot be sure that we will be able to continue to sign interconnection agreements with existing or other traditional telephone companies. We are currently negotiating agreements with several traditional telephone companies in order to expand our services into 51 metropolitan statistical areas. The traditional telephone companies are also permitting competitive telecommunications companies to adopt previously signed interconnection agreements. In certain instances, we have adopted the interconnection agreement of another competitive telecommunications company. Other competitive telecommunications companies have also adopted the same or modified versions of our interconnection agreements, and may continue to do so in the future.

   Our interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate our existing agreements when they expire. Although we expect to renew our interconnection agreements and believe the 1996 Telecommunications Act limits the ability of traditional telephone companies not to renew such agreements, we may not succeed in extending or renegotiating our interconnection agreements on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in arbitration proceedings with two traditional telephone companies under the dispute resolution clauses of our interconnection agreements. These disputes have delayed our deployment of our networks. They have also adversely affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that hurts our business.

Government Regulation

   Overview. Our services are subject to a variety of federal regulations. With respect to certain activities and for certain purposes, we have submitted our operations to the jurisdiction of state and local authorities who may also assert more extensive jurisdiction over our facilities and services. The FCC has jurisdiction over all of our services and facilities to the extent that we provide interstate and international services. To the extent we provide identifiable intrastate services, our services and facilities are subject to state regulations. In addition, local municipal government authorities also assert jurisdiction over our facilities and operations. The jurisdictional reach of the various federal, state and local authorities is subject to ongoing controversy and judicial review, and we cannot predict the outcome of such review.

   Federal Regulation. We must comply with the requirements of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, as well as the FCC's regulations under the statute. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications and video programming communications businesses, preempts many of the state barriers to local telecommunications service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers. The law delegates to the FCC and the states broad regulatory and administrative authority to implement the 1996 Telecommunications Act.

   Among other things, the 1996 Telecommunications Act removes barriers to entry in the local telecommunications market. It does this by preempting state and local laws that are barriers to competition and by requiring traditional telephone companies to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, interexchange carriers and competitive telecommunications companies such as us.

   Regulations promulgated by the FCC under the 1996 Telecommunications Act specify in greater detail the requirements of the 1996 Telecommunications Act imposed on the traditional telephone companies to open their networks to competition by providing competitors interconnection, central office space, access to unbundled network elements, retail services at wholesale rates and nondiscriminatory access to telephone poles, ducts, conduits, and rights-of-way. The requirements enable companies such as us to interconnect with the traditional telephone companies in order to provide local telephone exchange services and to use portions of the traditional telephone companies' existing networks to offer new and innovative services such as our TeleSpeed and TeleSurfer services. In January 1999, the U.S. Supreme Court ruled on challenges to the FCC regulations. Although the U.S. Supreme Court upheld most of the FCC's authority and its regulations, the FCC must now reexamine and redefine which unbundled networks elements the traditional telephone companies must offer. The FCC could issue new regulations that impair our ability to compete.

   The 1996 Telecommunications Act also allows the regional bell operating companies (RBOCs), which are the traditional telephone companies created by AT&T's divestiture of its local exchange business, to enter the long distance market within their own local service regions upon meeting certain requirements. The remaining RBOCs include BellSouth, Bell Atlantic Corporation, Ameritech Corporation, U S WEST Communications, Inc. and SBC Communications, Inc. The timing of the various RBOCs' entry into their respective in-region long distance service businesses is also extremely uncertain. The timing of the various RBOCs' in-region long distance entry will likely affect the level of cooperation we receive from each of the RBOCs.

   In addition, the 1996 Telecommunications Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. Traditional telephone company tariff filings at the FCC have been subjected to increasingly less regulatory review. However, precisely when and to what extent the traditional telephone companies will secure pricing flexibility or other regulatory freedom for their services is uncertain. For example, under the 1996 Telecommunications Act, the FCC is considering eliminating certain regulations that apply to the traditional telephone company's provision of services that are competitive with ours. The timing and the extent of regulatory freedom and pricing flexibility and regulatory freedom granted to the traditional telephone companies will affect the competition we face from the traditional telephone companies' competitive services.

   Further, the 1996 Telecommunications Act provides the FCC with the authority to forbear from regulating entities such as us who are classified as "non-dominant" carriers. The FCC has exercised its forbearance authority. As a result, we are not obligated to obtain prior certificate approval from the FCC for our interstate services or file tariffs for such services. We have determined not to file tariffs for our interstate services. We provide our interstate services to our customers on the basis of contracts rather than tariffs. We believe that it is unlikely that the FCC will require us to file tariffs for our interstate services in the future.

   On March 18, 1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. New entrants will be able to locate all equipment necessary for interconnection, whether or not such equipment has a switching function. The FCC's rules may not be successfully implemented. In the same announcement, the FCC provided notice of proposed rule-making to determine whether carriers should be able to provide asymmetric DSL over the same line over which traditional telephone companies provide voice service. The notice will seek comments on the operational, pricing, legal and policy ramifications of mandating such line sharing at the federal level. If adopted, these rules could materially lower the price we pay to lease access to the traditional telephone company's copper lines. While we believe that these rules would be advantageous to us, the FCC may decide not to implement such rules.

   Any changes in applicable federal law and regulations, in particular, changes in its interconnection agreements with traditional telephone companies, the prospective entry of the RBOCs into the in-region long distance business and grant of regulatory freedom and pricing flexibility to the traditional telephone companies, could harm our business.

   State Regulation. To the extent we provide identifiable intrastate services or have otherwise submitted ourselves to the jurisdiction of the relevant state telecommunications regulatory commissions, we are subject to such jurisdiction. In addition, certain states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act. As of April 30,

1999, we were authorized under state law to operate as a competitive local exchange carrier in 23 states, and intend to obtain authorization in the other states necessary to cover our 22 targeted metropolitan regions. We have pending arbitration proceedings in different states for interconnection arrangements with the relevant traditional telephone companies. We have concluded arbitration proceedings in a number of states by entering into interconnection agreements with the relevant traditional telephone companies. We have filed tariffs in certain states for intrastate services as required by state law or regulation. We are also subject to periodic financial and other reporting requirements of these states with respect to our intrastate services.

   The different state commissions have various proceedings to determine the rates, charges and terms and conditions for unbundled network elements (unbundled network elements are the various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including copper lines, central office collocation space, inter-office transport, operational support systems, local switching and rights of way), as well as the discount for wholesale services that we purchase from the relevant traditional telephone company. The rates set forth in our interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state commissions for such unbundled network elements as unbundled loops and interoffice transport. We have participated in unbundled network element rate proceedings in the states of California and Washington in an effort to reduce these rates. If any state commission decides to increase unbundled network element rates our operating results could suffer.

   The applicability of the various state regulations on our business and compliance requirements will be further affected to the extent to which our services are determined to be intrastate services. Jurisdictional determinations of our services as intrastate services could harm our business.

   Local Government Regulation. We may be required to obtain various permits and authorizations from municipalities in which we operate our own facilities. The issue of whether actions of local governments over the activities of telecommunications carriers, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive telecommunications companies which may be preempted by the FCC is the subject of litigation. Although we rely primarily on the unbundled network elements of the traditional telephone companies, in certain instances we deploy our own facilities, including fiber optic cables, and therefore may need to obtain certain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could harm our business.

   The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which communications companies operate in the U.S. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act or our business cannot be determined at this time but may well be adverse to our interests. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business and we can give you no assurance that such future regulation or regulatory changes will not harm our business. See "Risk Factors--We depend on traditional telephone companies to provide central office space and unbundled network elements, both of which are critical to our success" and "--Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business."

Intellectual Property

   We regard our products, services and technology as proprietary and attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

   Currently we have a number of patent applications and intend to prepare additional applications and to seek patent protection for our systems and services to the extent possible. These patents may not be issued to us, and if issued, they may not protect our intellectual property from competition which could seek to design around or invalidate these patents.

   Further, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. Steps taken by us may not prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

Employees

   As of March 31, 1999, we had 401 employees (excluding temporary personnel and consultants), employed in engineering, sales, marketing, customer support, and general and administrative functions. None of our employees are represented by a labor union, and we considers our relations with our employees to be good. Our ability to achieve our financial and operational objectives depends in large part upon the continued service of our senior management and key technical, sales, marketing and managerial personnel, and our continuing ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management.

Properties

   We are headquartered in Santa Clara, California in facilities consisting of approximately 62,000 square feet pursuant to a lease that will expire on or before July 14, 2002. We also lease office space in each of the regions in which we have begun operations. We are in the process of acquiring office space for regional headquarters for each of our additional target regions. In addition, our San Francisco Bay Area regional data center consists of approximately 2,000 square feet and is located in San Jose, California, which we occupy under a ten-year lease with two five-year renewal options. Currently, and until a permanent location is secured, we utilize a portion of the San Francisco Bay Area regional data center space to operate our network operations center. We also lease central office space from the traditional telephone company in each region that we operate or plan to operate under the terms of our interconnection agreements and obligations imposed by state public utilities commissions and the FCC. While the terms of these leases are perpetual, the productive use of our central office space is subject to the terms of our interconnection agreements which expire on or before March 2001. We will increase our central office space as we expand our network in the San Francisco Bay Area and other regions.

Legal Proceedings

   We are engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to us in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. For example, we are currently involved in commercial arbitration proceedings with Pacific Bell over these issues. We have also filed a lawsuit against Pacific Bell and its affiliates, including Southwestern Bell Telephone Company, in federal court. We are pursuing a variety of contract, tort, antitrust and other claims, such as violations of the Telecommunications Act, in these proceedings. In November 1998, we prevailed in our commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with us and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding us direct damages, as well as attorneys fees and costs of the arbitration. Pacific Bell is currently attempting to have the decision vacated. We have also filed a lawsuit against Bell Atlantic and its affiliates in federal court. We are pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against us asserting infringement of a patent issued to them in September 1998 entitled

"Variable Rate and Variable Mode Transmission System." As we have only recently received notice of this claim, we are unable to adequately assess the scope or merits of the claim. Failure to resolve these various legal disputes and controversies between us and the various traditional telephone companies without excessive delay and cost and in a manner that is favorable to us could significantly harm our business.

   We are not currently engaged in any other legal proceedings that we believe could have a material adverse effect on our business, prospects, operating results and financial condition. We are, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and our interconnection agreements in particular. In some cases, we may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could harm our business.

                                  MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers, and their respective ages as of April 30, 1999, are as follows:

Name                     Age Position
----                     --- --------
Robert Knowling, Jr.....  43 President, Chief Executive Officer and Director
Timothy Laehy...........  42 Chief Financial Officer and Vice President, Finance
Rex Cardinale...........  46 Chief Technology Officer and Vice President, Engineering
Robert Davenport, III...  39 Executive Vice President, Business Development
Charles Haas............  39 Executive Vice President, Sales
Catherine Hemmer........  40 President, Operations
Dhruv Khanna............  39 Executive Vice President, General Counsel and Secretary
Jane Marvin.............  40 Senior Vice President, Human Resources
Robert Roblin...........  46 Executive Vice President, Marketing
Charles McMinn..........  47 Chairman, Board of Directors
Robert Hawk.............  59 Director
Henry Kressel...........  65 Director
Joseph Landy............  37 Director
Daniel Lynch............  57 Director
Frank Marshall..........  52 Director
Rich Shapero............  51 Director

   Robert Knowling, Jr. has been our President, Chief Executive Officer and a member of our board of directors since July 1998. From October 1997 through July 1998, Mr. Knowling served as the Executive Vice President of Operations and Technologies at U S WEST Communications, Inc. In this capacity, Mr. Knowling was responsible for planning, delivering and maintaining high-quality telecommunications services for more than 25 million customers in 14 western and midwestern states. From March 1996 through September 1997, he served as Vice President of Network Operations at U S WEST Communications, Inc. From November 1994 through March 1996, he served as Vice President of Network Operations for Ameritech Corporation. Mr. Knowling began his career in 1977 at Indiana Bell where he progressed through a variety of assignments in operations, engineering and marketing. When Indiana Bell became a part of Ameritech Corporation, Mr. Knowling assumed positions of increasing responsibility in marketing, product development, large business marketing and network operations, including service on Ameritech Corporation's re-engineering breakthrough development team. As lead architect of the Ameritech Corporation transformation, Mr. Knowling reported directly to the Chairman. Mr. Knowling currently serves on the board of directors of Shell Oil Company.

   Timothy Laehy joined us in August 1997. He served as our Chief Financial Officer, Treasurer and Vice President, Finance until February 1999 and has served as our Chief Financial Officer and Vice President, Finance since that date. Prior to joining us, Mr. Laehy served as Vice President, Corporate Finance and Treasurer of Leasing Solutions, Inc., a computer equipment leasing company, from February 1991 to August 1997. From 1990 to 1991, Mr. Laehy served as a senior associate with Recovery Equity Partners, a private venture capital investment fund. From 1985 to 1990, he served in various capacities at Guarantee Acceptance Capital Corporation, an investment bank, Liberty Mutual Insurance Company and Union Carbide Corporation.

   Rex Cardinale joined us in June 1997. He served as our Vice President, Engineering until February 1999 and has served as our Chief Technology Officer and Vice President, Engineering since that date. From February 1996 to March 1997, Mr. Cardinale served as Chief Executive Officer and Vice President, Engineering at GlobalCenter Inc., an Internet service provider for small businesses. From January 1994 to February 1996, Mr. Cardinale served as Vice President and General Manager, Internet Services Division, at Global Village Communication. From June 1992 to September 1993, Mr. Cardinale was Vice President and General Manager of the cc:Mail division of Lotus Development Corporation. Prior to that time, he served for five years as Vice

President, Engineering for Ultra Network Technologies, a provider of high-speed networking systems for supercomputers and for ten years in various engineering management capacities at Rolm Corporation.

   Robert R. Davenport, III joined us in January 1999. He served as our Vice President, Business Development until February 1999 and has served as our Executive Vice President, Business Development since that date. Prior to joining us, Mr. Davenport was Senior Vice President and Chief Operating Officer at Tele-Communications, Inc.'s Internet Services subsidiary, TCI.NET from 1997 to 1999. Between 1995 and 1997, Mr. Davenport was with Tele-Communications, Inc., as Vice President, Finance and Development for the Telephony Services subsidiary. From 1992 to 1995, he was Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments.

   Charles Haas is one of our founders. He served as our Vice President, Sales and Marketing from May 1997 until November 1998 and as our Vice President, Sales from November 1998 until February 1999. Since February 1999, Mr. Haas has served as our Executive Vice President Sales. Mr. Haas has over fourteen years of sales and business development experience with Intel where he held various positions from 1982 to 1997. At Intel, Mr. Haas served as manager of corporate business development, focusing on opportunities in the broadband computer communications area, and played a principal role in the development of our Residential Broadband strategy for telephone and satellite companies (DSL, Fiber-to-the-Curb and satellite modems).

   Catherine Hemmer joined us in August 1998. She served as our Vice President, Operations until February 1999 and has served as our President, Network Services since that date. From 1996 to August 1998, she was Vice President, Network Reliability and Operations at U S WEST Communications, Inc. From 1995 to 1996, she served as General Manager, Network provisioning at Ameritech Services, Inc., a telecommunications company. From 1988 to 1995, she served in various capacities, including Vice President, Network Services, at MFS Telecom, Inc. From 1987 to 1988, she served as Senior Manager, Management Information Systems at Chicago Fiber Optic Corporation d/b/a Metropolitan Fiber Systems of Chicago, Inc., a start-up venture developing a market niche for fiber optic local access networks.

   Dhruv Khanna is one of our founders. He served as our Vice President, General Counsel and Secretary from October 1996 until February 1999 and has served as our Executive Vice President, General Counsel and Secretary since that date. He was an in-house counsel for Intel's communications products division and its Senior Telecommunications Attorney between 1993 and 1996. Between 1987 and 1993, Mr. Khanna was an associate at Morrison & Foerster where his clients included Teleport Communications Group (now AT&T), McCaw Cellular Communications, Inc. (now AT&T Wireless), and Southern Pacific Telecom (now Qwest). Mr. Khanna has extensive experience with regulatory matters, litigation and business transactions involving the RBOCs and other telecommunications companies. While at Intel, he helped shape the computer industry's positions on the Telecommunications Act of 1996 and the FCC's rules implementing the 1996 Act.

   Jane Marvin joined us in April 1999 as our Senior Vice President, Human Resources. Prior to joining us, from August 1995 to April 1999, Ms. Marvin was Vice President, Human Resources for the General Business, Small Business and Enhanced Business Services units and Director, Leadership and Executive Development of Ameritech Corporation. In these capacities, she re-engineered and streamlined multiple HR processes and drove corporate-wide change initiatives. From 1991 to 1995, Ms. Marvin was Human Resources Director with the Pepsi Cola Company, a division of Pepsico Inc., where she improved business processes in the areas of recruitment, selection, training, and compensation. From 1988 to 1991, Ms. Marvin worked in progressively broader HR leadership roles at Data General Corporation, a provider of enterprise hardware and software solutions.

   Robert Roblin joined us in November 1998. He served as our Vice President, Marketing until February 1999 and has served as our Executive Vice President, Marketing since that date. Prior to joining us, he was Executive Vice President of Marketing at Adobe Systems, Inc. from 1996 to November 1998. From 1994 to 1996, Mr. Roblin served as Vice President and General Manager of Marketing of the Consumer Division of IBM Corporation. Between 1992 and 1994, Mr. Roblin was the Vice President of Marketing of Pensoft, a start-up pen-based software company that produced a database-driven personal information manager.

   Charles McMinn is one of our founders and has been the Chairman of our board of directors since July 1998. He served as our President and Chief Executive Officer and as a member of our board of directors from October 1996 to July 1998. Mr. McMinn has over 20 years of experience in creating, financing, operating and advising high technology companies. From July 1995 to October 1996, and from August 1993 to June 1994, Mr. McMinn managed his own consulting firm, Cefac Consulting, which focused on strategic development for information technology and communications businesses. From June 1994 to November 1995, he served as Principal, Strategy Discipline, at Gemini Consulting. From August 1992 to June 1993, he served as President and Chief Executive Officer of Visioneer Communications, Inc. and from October 1985 to June 1992 was a general partner at InterWest Partners, a venture capital firm. Mr. McMinn began his Silicon Valley career as the product manager for the 8086 microprocessor at Intel.

   Robert Hawk has served as a member of our board of directors since April 1998. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of U S WEST Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of U S West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of PairGain Technologies, COM21, Concord Communications, Radcom, Efficient Networks and several privately held companies.

   Henry Kressel has served as a member of our board of directors since July 1997. Dr. Kressel has been with E.M. Warburg, Pincus & Co., LLC since 1983 and is currently a managing director of the firm. He is also a partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Investors, L.P. Prior to that time, he served as Staff Vice President of the RCA Corporation responsible for research and development of optoelectronics, semiconductors and related software and technologies. Dr. Kressel serves as a director of Earthweb, Inc., Level One Communications, Inc., IA Corporation, NOVA Corporation, Inc. and several privately held companies.

   Joseph Landy has served as a member of our board of directors since July 1997. Mr. Landy has been with E.M. Warburg, Pincus & Co., LLC since 1985 and is currently a managing director of the firm. Throughout his career at E.M. Warburg, Pincus & Co., LLC, Mr. Landy has focused primarily on investments in information technology and specialty semiconductors. Mr. Landy is a director of Indus International, Inc. and Level One Communications, Inc. and several privately held companies.

   Daniel Lynch has served as a member of our board of directors since April 1997. Mr. Lynch is also a founder of CyberCash, Inc. and has served as chairman of its board of directors since August 1994. From December 1990 to December 1995, he served as Chairman of the board of directors of Softbank Forums, a provider of education and conference services for the information technology industry. Mr. Lynch founded Interop Company in 1986, which is now a division of ZD Comdex and Forums. Mr. Lynch is a member of the Association for Computing Machinery and the Internet Society. He is also a member of the Board of Trustees of the Santa Fe Institute, the Bionomics Institute and CommerceNet. He previously served as Director of the Information Processing Division for the Information Sciences Institute in Marina del Rey, where he led the Arpanet team that made the transition from the original NCP protocols to the current TCP/IP based protocols. He has served as a director of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors at UUNET Technologies from April 1994 until August 1996.

   Frank Marshall has served as a member of our board of directors since October 1997. Mr. Marshall currently serves on the board of directors of PMC-Sierra Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology private companies. He is a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. From 1992 to 1997, Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems Inc. From 1982 to 1992, he served as Senior Vice President, Engineering at Convex Computer Corporation.

   Rich Shapero has served as a member of our board of directors since July 1997. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Senior Director of Marketing at AST, and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Sagent Technology, Inc. and several privately held companies.

Classified Board

   The board of directors is divided into three classes. The term of office and directors consisting of each class is as follows:

   Class     Directors            Term of Office
   -----     ---------            --------------
   Class I                        . expires at the annual meeting of
             Daniel Lynch           stockholders in 2000 and at each third
             Rich Shapero           succeeding annual meeting thereafter

   Class II  Henry Kressel        . expires at the annual meeting of
             Frank Marshall         stockholders in 2001 and at each third
             Charles McMinn         succeeding annual meeting thereafter

   Class III Robert Hawk          . expires at the annual meeting of
             Robert Knowling, Jr.   stockholders in 2002 and at each third
             Joseph Landy           succeeding annual meeting thereafter

   The classification of directors has the effect of making it more difficult to change the composition of the board of directors.

Board Committees

   In April 1998, our board of directors established an audit committee and a compensation committee. The audit committee consists of two of our outside directors, Messrs. Landy and Lynch. The audit committee's primary responsibilities include:

  . conducting a post-audit review of the financial statements and audit findings;

  . reviewing our independent auditors proposed audit scope and approach; and

  . reviewing on a continuous basis the adequacy of our system of internal accounting controls.

   The compensation committee also consists of two of our outside directors, Dr. Kressel and Mr. Shapero. The primary responsibilities of the compensation committee include:

  . reviewing and determining the compensation policy for our executive officers and directors, and other employees as directed by the board of directors;

  . reviewing and determining all forms of compensation to be provided to our executive officers; and

  . reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for our employees and the criteria by which bonuses to our employees are determined.

   In April 1999, the board of directors established a management compensation committee consisting of our President and Chief Executive Officer, Mr. Knowling. The management compensation committee's responsibilities are to review and determine stock option grants for non-officer employees up to a maximum of 25,000 shares per non-officer employee.

Compensation Committee Interlocks and Insider Participation

   No member of our board of directors or of its compensation committee serves as an executive officer of any entity that has one or more of our executive officers serving as members of its board of directors or board of directors compensation committee. No such interlocking relationship has existed in the past. See "Certain Relationships and Related Transactions" for a description of transactions between us and entities affiliated with members of our compensation committee.

Director Compensation

   Except for grants of stock options subject to vesting and restricted stock subject to repurchase, our directors generally do not receive compensation for services provided as a director. We do not pay additional amounts for committee participation or special assignments of our board of directors, except for reimbursement of expenses in attending board of directors and committee meetings.

Executive Compensation

   The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer or was one of our four other most highly compensated executive officers (collectively, the "Named Executive Officers") during the fiscal years ended December 31, 1997 and December 31, 1998.

                          Summary Compensation Table

                                                    Long-Term
                                                   Compensation
                                                   ------------
                                   Annual
                                Compensation
                              --------------------  Securities
Name and Principal                                  Underlying     All Other
Position                 Year  Salary      Bonus   Options/SARs Compensation(1)
------------------       ---- --------    -------- ------------ --------------
Robert Knowling, Jr. ... 1998 $180,768    $750,000  3,150,000        $196
 President and Chief     1997      --          --         --          --
 Executive Officer(2)

Charles McMinn ......... 1998 $167,019    $ 15,764        --         $286
 Chairman, Board of      1997   87,500(4)      --         --          126
 Directors(3)

Rex Cardinale .......... 1998 $144,451    $ 15,764        --         $281
 Vice President,         1997   73,233(4)      --         --          126
 Engineering

Charles Haas............ 1998 $133,615    $ 15,962        --         $269
 Vice President, Sales   1997   70,000(4)      --         --          126

Dhruv Khanna............ 1998 $133,615    $ 15,943        --         $269
 Vice President, General 1997   70,000(4)      --         --          126
 Counsel and Secretary

Timothy Laehy........... 1998 $129,327    $ 16,189        --         $269
 Chief Financial         1997   45,000(4)      --         --          126
 Officer, Treasurer and
 Vice President, Finance

--------
(1) The dollar amount in this column represents premium payments we made for life insurance policies.
(2) Mr. Knowling assumed the offices of President and Chief Executive Officer in July 1998.
(3) Mr. McMinn stepped down as our President and Chief Executive Officer and assumed the position of Chairman of our board of directors in July 1998.
(4) Based on annual salaries of $150,000 and $140,000 for Messrs. McMinn and Cardinale, respectively, and $120,000 for Messrs. Haas, Khanna and Laehy.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1998 to Robert Knowling, Jr., our President and Chief Executive Officer. Stock options were not granted to any other Named Executive Officer during 1998.

                             Option Grants in 1998

                                             Individual Grants
                         ---------------------------------------------------------
                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                                                                   Annual Rates of Stock
                             Number of      Percent of Total                        Price Appreciation
                             Securities      Options Granted  Exercise             for Option Term($)(3)
                         Underlying Options  to Employees in  Price Per Expiration ---------------------
Name                       Granted(#)(1)    Fiscal 1998(%)(2) Share($)     Date        5%        10%
----                     ------------------ ----------------- --------- ---------- ---------- ----------
Robert Knowling, Jr.....     3,150,000            22.45%       $0.6667   7/7/2006  $1,002,656 $2,401,537

--------
(1) These options become exercisable over a four-year period, with 12.5% of the option shares vesting on the six month anniversary of the grant date and the remainder vesting in 42 equal monthly installments. All the options have a term of eight years, subject to earlier termination in certain situations related to termination of employment. See "1997 Stock Plan."
(2) Based on an aggregate of 14,029,467 options we granted during 1998 pursuant to our 1997 Stock Plan.
(3) These amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The potential realizable values are calculated by assuming that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the granted options. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

   The following table sets forth the number and value of shares of our common stock underlying the unexercised options held by Robert Knowling, Jr., our President and Chief Executive Officer. As of December 31, 1998, no stock options have been granted to any other Named Executive Officer.

                             Number of Securities              Value of Unexercised
                            Underlying Unexercised            In-the-Money Options at
                         Options at December 31, 1998            December 31, 1998(1)
                         ---------------------------------   -------------------------
          Name            Exercisable     Unexercisable      Exercisable Unexercisable
          ----           -------------   -----------------   ----------- -------------
Robert Knowling, Jr.....             --            3,150,000     --       $35,700,000

--------
(1) The value is calculated on the basis of $12.00 per share, our split-adjusted initial public offering price, less the aggregate exercise price.

Employment Agreements and Change in Control Arrangements

   We have entered into a written employment agreement with Robert Knowling, Jr., our President and Chief Executive Officer. The agreement provides that Mr. Knowling will receive compensation in the form of a $400,000 annual base salary and a $250,000 minimum annual bonus. Mr. Knowling received (i) a signing bonus of $1,500,000, one half of which was paid when he began working for us, and the remaining half of which will be paid once he has worked for us for one full year (July 1999) or, before then, upon a change of control (as that term is defined in the agreement), and (ii) stock options to purchase 3,150,000 shares of our common stock at an exercise price of $0.6667 per share. If we terminate Mr. Knowling's employment relationship without cause (as that term is defined in the agreement), or if Mr. Knowling resigns for good reason (as that term is defined in the agreement), we must continue to pay Mr. Knowling's annual salary and targeted bonus for a period of two years after the date of termination so long as Mr. Knowling does not become employed by one of our direct competitors. Mr. Knowling has agreed to be bound by customary confidentiality provisions during the term of his employment. As provided in the agreement, in August 1998 we loaned Mr. Knowling $500,000 pursuant to a secured promissory note that bears no interest during his employment. The loan has provisions for forgiveness based on continued employment and matures in four years, subject to acceleration in certain events. See "Certain Relationships and Related Transactions--Employee Loans."

   We have entered into written employment agreements with Dhruv Khanna and Rex Cardinale whereby we have agreed to hire each employee for a two-year term. Pursuant to the employment agreements, Messrs. Khanna and Cardinale currently receive compensation in the form of annual base salaries of $160,000 and bonuses to be determined by our board of directors or our compensation committee. The employment commencement date for both Messrs. Khanna and Cardinale was July 15, 1997. During the two-year term, these employees can only be terminated for cause (as that term is defined in their agreements), at which time they will only be eligible for benefits in accordance with our established policies. After the two-year term, the employment relationship may be terminated by us or the employee with or without cause. If we terminate Mr. Khanna's or Mr. Cardinale's employment relationship without cause, we must continue to pay such employee's salary and benefits as he received immediately before termination for a period of six months after the date of termination. Under the employment agreements, Messrs. Khanna and Cardinale have agreed, during the terms of their employment with us, not to (i) open or operate a business which is then in competition with ours, (ii) act as an employee, agent, advisor or consultant of any of our then existing competitors, or (iii) take any action to divert our business or influence any of our existing customers to cease doing business with us or to alter its then existing business relationship with us.

   With respect to all options granted under our 1997 Stock Plan, in the event that we merge with or into another corporation resulting in a change of control involving a shift in 50% or more of the voting power of our capital stock, or the sale of all or substantially all of our assets, the options will fully vest and become exercisable one year after the change of control or earlier in the event the individual is constructively terminated or terminated without cause or in the event the successor corporation refuses to assume the options. See "--1997 Stock Plan."

   We have also entered into restricted stock purchase agreements with certain of our officers and directors. The shares of our common stock issued pursuant to these restricted stock purchase agreements are subject to our right of repurchase which lapses in accordance with the vesting schedule of the agreements. The agreements also include similar provisions to the stock options, providing for accelerated vesting in the event of a change of control. See "Certain Relationships and Related Transactions--Issuance of Common Stock."

1997 Stock Plan

   Our 1997 Stock Plan was adopted by our board of directors and the stockholders in July 1997. The number of shares of our common stock which are reserved for issuance under the 1997 Stock Plan is 23,280,513 shares, plus an annual increase beginning in January 2000, equal to the lesser of (i) 3% of the outstanding shares on such date or (ii) an amount determined by our board of directors. The annual increase is subject to adjustment upon changes in our capitalization. The 1997 Stock Plan provides for the granting to employees (including officers and directors) of qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees (including officers and directors) and consultants of nonstatutory stock options. The 1997 Stock Plan also provides for the granting of stock purchase rights ("SPRs"). As of March 31, 1999, options to purchase an aggregate of 17,389,182 shares were outstanding and 3,417,599 shares remained available for future grants.

   The 1997 Stock Plan is administered by our board of directors or a committee appointed by the board of directors. The administrator of the 1997 Stock Plan has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the administrator has the authority to amend, suspend or terminate the 1997 Stock Plan, provided that no such action may affect any shares of our common stock previously issued and sold or any option previously granted under the 1997 Stock Plan. We may grant each optionee a maximum of 3,000,000 shares covered by options during a fiscal year and an additional 3,000,000 shares covered by options in connection with an optionee's initial employment. Options generally vest at a rate of 12.5% of the shares subject to the option on the date six months following the grant date and 1/48th of the shares subject to the option at the end of each one-month period thereafter and generally expire eight years from the date of grant.

   Options and SPRs granted under the 1997 Stock Plan generally are not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan generally must be exercised within thirty days after the end of optionee's status as our employee, director or consultant, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

   In the case of SPRs, unless the administrator determines otherwise, restricted stock purchase agreements must grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreements will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness owed to us by the purchaser. Repurchase options lapse at a rate determined by the administrator.

   The exercise price of all incentive stock options granted under the 1997 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years.

   All stock options and restricted stock grants to officers, employees, directors and consultants provide that in the event we merge with or into another corporation resulting in a change of control involving a shift in 50% or more of the voting power of our capital stock, or the sale of all or substantially all of our assets, the options will fully vest and become exercisable one year after the change of control. In the event the individual is constructively terminated or terminated without cause or in the event that the successor corporation refuses to assume or substitute the options, the options will fully vest and become exercisable at that time.

1998 Employee Stock Purchase Plan

   Our 1998 Employee Stock Purchase Plan was adopted by our board of directors in December 1998, and approved by the stockholders in January 1999. A total of 1,500,000 shares of our common stock have been reserved for issuance under this plan, plus annual increases equal to the lesser of (i) 2% of the outstanding shares on such date or (ii) an amount determined by the board of directors. To date, no shares have been issued under the 1998 Employee Stock Purchase Plan, however, a significant number of employees have enrolled as participants in this plan.

   The 1998 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first offering period which commenced on the first trading day after our initial public offering (January 22, 1999) and ends on the last trading day on or before October 31, 2000.

   Employees are eligible to participate if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, no employee may be granted a right to purchase stock under the 1998 Employee Stock Purchase Plan
(i) to the extent that, immediately after the grant of the right to purchase stock, the employee would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (ii) to the extent that his or her rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year. The 1998 Employee Stock Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 12% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 7,500 shares.

   Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each purchase period. The price of stock purchased under the 1998 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of our common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment.

   Rights to purchase stock granted under the 1998 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The 1998 Employee Stock Purchase Plan provides that, in the event we merge with or into another corporation or sell substantially all of our assets, each outstanding right to purchase stock may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding rights to purchase stock, the offering period then in progress will be shortened and a new exercise date will be set.

   Our board of directors has the authority to amend or terminate the 1998 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the plan. Our board of directors may terminate an offering period on any exercise date if it determines that the termination of the plan is in our best interests and the best interest of our stockholders. The board of directors may in its sole discretion amend the plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the plan will automatically terminate ten years from the effective date of our initial public offering.

Management Bonus Plan

   On July 22, 1998, our board of directors approved its Executive Bonus Performance Plan. Under this plan, each of our officers receives a cash bonus up to a designated percentage of their annual base salary depending upon the extent to which specific performance metrics are achieved.

Limitation on Liability and Indemnification Matters

   Our Amended and Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law, and our Bylaws provide that we will indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, the indemnification of directors, officers or persons that control us for liabilities arising under the Securities Act pursuant to the above mentioned provisions is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Series C Preferred Stock and Warrant Subscription Agreement

   On February 20, 1998, we entered into a Series C Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") with Warburg and Crosspoint. Under this agreement, Warburg and Crosspoint unconditionally agreed to purchase an aggregate of 5,764,143 shares of our series C preferred stock and warrants to purchase an aggregate of 4,729,500 shares of our series C preferred stock for an aggregate purchase price of $16.0 million at a date that we were to determine but, in any event, not later than March 11, 1999. We agreed to either call this commitment or complete an alternate equity financing of at least $16.0 million by March 11, 1999. In consideration of this commitment, we issued to Warburg and Crosspoint warrants to purchase an aggregate of 2,541,222 shares of our common stock at a purchase price of $0.0022 per share. The stock purchases by AT&T Ventures and NEXTLINK constituted an alternate equity financing. As a result, we did not issue and sell our series C preferred stock and warrants to purchase series C preferred stock to Warburg and Crosspoint. Dr. Henry Kressel and Mr. Joseph Landy, two of our directors, are affiliated with Warburg, and Mr. Shapero, also one of our directors is affiliated with Crosspoint.

   On April 24, 1998, the Subscription Agreement was amended pursuant to an Assignment and Assumption Agreement to which we were a party along with Warburg, Crosspoint and Mr. Hawk. By the terms of this agreement, Warburg and Crosspoint assigned to Mr. Hawk their obligation to purchase 36,015 shares of our series C preferred stock and 29,559 warrants to purchase series C preferred stock for an aggregate purchase price of $100,001.65. On the same date, Mr. Hawk purchased 36,015 shares of our series C preferred stock at a price per preferred share of $2.7767. As a result of this amendment, the aggregate obligation of Warburg and Crosspoint to purchase our series C preferred stock and warrants to purchase series C preferred stock was reduced from 5,764,143 shares to 5,728,128 shares and from 4,729,500 shares to 4,699,941 shares, respectively, for an aggregate purchase price of $15.9 million (reduced from $16.0 million). On the same date, the Amended and Restated Stockholder Rights Agreement dated March 11, 1998 was amended to add Mr. Hawk as a party.

   The warrants to purchase our common stock issued upon the signing of the Subscription Agreement had five-year terms (but had to be exercised prior to the closing of our initial public offering), had purchase prices of $0.0022 per share were immediately exercisable and contained net exercise provisions. Prior to our initial public offering, Warburg and Crosspoint exercised their warrants to purchase common stock for 2,032,605 and 508,243 shares of our common stock.

   On March 11, 1998, we amended the Stockholder Rights Agreement, to extend the rights held by Warburg, Crosspoint and Intel to our warrants to purchase common stock, series C preferred stock and warrants to purchase series C preferred stock issued or issuable to Warburg, Crosspoint and Intel pursuant to the Subscription Agreement.

The Intel Stock Purchase

   As provided in the Subscription Agreement, Intel purchased 360,144 shares of our series C preferred stock and warrants to purchase 295,500 shares of our series C preferred stock for an aggregate purchase price of $1.0 million concurrently with the closing of the issuance of the 1998 notes in March 1998. We did not have any obligation to issue the warrants to purchase series C preferred stock to Intel until such time as Warburg and Crosspoint funded their respective commitments under the Subscription Agreement. The stock purchases by AT&T Ventures and NEXTLINK constituted an alternate equity financing. As a result, we did not issue the warrants to purchase series C preferred stock to Intel. In connection with its agreement to purchase such series C preferred stock and warrants to purchase series C preferred stock, we issued to Intel warrants to purchase an aggregate of 158,778 shares of our common stock at a purchase price of $0.0022 per share. Prior to our initial public offering, Intel exercised their warrants for 158,778 shares of our common stock.

Transactions in Connection with the Formation of the Delaware Holding Company

   We were originally incorporated in California as Covad Communication Company ("Covad California") in October 1996. In July 1997, we were incorporated in Delaware as part of our strategy to operate through a holding company structure and to conduct substantially all of our operations through subsidiaries. To effect the holding company structure, in July 1997 we entered into an Exchange Agreement with the existing holders of the common stock and series A preferred stock of Covad California to acquire all of such stock in exchange for a like number of shares of our common and preferred stock, so that after giving effect to the exchange Covad California became our wholly-owned subsidiary. In addition, we entered into an Assumption Agreement pursuant to which we assumed certain outstanding obligations of Covad California, including a $500,000 demand note issued to Warburg and certain commitments to issue stock options to two of our consultants.

   In connection with the Exchange Agreement, three of our officers, Messrs. McMinn, Khanna and Haas, each exchanged 4,500,000 shares of common stock of Covad California, originally purchased for $0.0028 per share, for a like number of our shares of common stock pursuant to restricted stock purchase agreements. In addition, Mr. Lynch, one of our directors, exchanged 216,000 shares of common stock of Covad California, originally purchased for $0.0222 per share, for a like number of our shares of common stock pursuant to a restricted stock purchase agreement. The common stock issued to Messrs. McMinn, Khanna, Haas and Lynch are generally subject to vesting over a period of four years. This vesting is subject to acceleration upon a change of control involving a merger, sale of all or substantially all our assets or a shift in 50% or more of the voting power of our capital stock. Our repurchase rights lapse one year after the change of control or earlier in the event the individual is constructively terminated or terminated without cause, or in the event the successor corporation refuses to assume the agreements.

Issuance of Common Stock

   On July 15, 1997, we issued 1,687,500 shares of our common stock to Mr. Cardinale, one of our officers, for a purchase price of $0.0222 per share. On August 30, 1997, we issued 517,500 shares of our common stock to Mr. Laehy, one of our officers, for $0.0333 per share. On October 14, 1997, we issued 216,000 shares of our common stock to Mr. Marshall, one of our directors, for a purchase price of $0.0333 per share. On April 24, 1998, we issued 144,000 shares of our common stock to Mr. Hawk, one of our directors, for a purchase price of $0.444 per share. On August 28, 1998, we issued 60,000 shares of our common stock to Mr. Hawk for a purchase price of $3.8333 per share. The shares of our common stock issued to Messrs. Cardinale, Laehy, Marshall and Hawk were issued pursuant to restricted stock purchase agreements which contain vesting and change of control provisions similar to those contained in the above-described restricted stock purchase agreements of Messrs. McMinn, Khanna, Haas and Lynch.

Issuance of Series A Preferred Stock

   On June 30, 1997 Covad California issued 150,000 shares of series A preferred stock to each of Messrs. McMinn, Khanna and Haas and 300,000 shares of series A preferred stock to Mr. Lynch for a purchase price of $0.3333 per share. In July 1997, these shares were exchanged for a like number of our shares of series A preferred stock pursuant to the Exchange Agreement.

Issuance of Series B Preferred Stock

   In July 1997, we sold an aggregate of 17,000,001 shares of our series B preferred stock, of which 12,000,000 shares were sold to Warburg, 3,000,000 shares were sold to Crosspoint and 2,000,001 shares were sold to Intel. The purchase price of our series B preferred stock was $0.50 per share. A portion of the purchase price of the series B preferred stock was paid by cancellation of a $500,000 demand note issued to Warburg in June 1997. Messrs. Kressel and Landy, each of whom currently serve as members of our board of directors, are affiliated with Warburg. Mr. Shapero, who currently serves on our board of directors, is affiliated with Crosspoint.

   On February 12, 1998, we sold an additional 100,002 shares of series B preferred stock at a purchase price of $1.00 per share to Mr. Marshall, one of our directors.

The Strategic Investments and Relationships

   In January 1999, we received equity investments from AT&T Ventures, NEXTLINK and Qwest. AT&T Ventures purchased an aggregate of 1,500,583 shares of our series C-1 preferred stock at $2.7767 per share and an aggregate of 1,157,408 shares of our series D-1 preferred stock at $18.00 per share. These purchases represent an aggregate investment of $25 million, of which $11 million was invested by AT&T Venture Fund II, LP and $14 million was invested by the two affiliated funds. NEXTLINK purchased 1,200,466 shares of our series C-1 preferred stock at $2.7767 per share and 925,926 shares of our series D-1 preferred stock at $18.00 per share, representing an investment of $20 million. Qwest purchased 900,349 shares of our series C-1 preferred stock at $2.7767 per share and 694,445 shares of our series D-1 preferred stock at $18.00 per share, representing an aggregate investment of $15 million. At the completion of our initial public offering, our series C-1 preferred stock converted into our class B common stock on a one-for-one basis. The series D-1 preferred stock also converted into our class B common stock at that time on a one-for-one basis. These strategic investors have each agreed not to transfer any of our series C-1 preferred stock, series D-1 preferred stock or class B common stock to any non-affiliated third party until January 2000. They have also each agreed not to acquire more than 10% of our voting stock without our consent until January 2002. In addition, until January 2002, they have agreed to vote any voting securities it holds as recommended by our board of directors.

   Concurrently with these strategic equity investments, we entered into commercial agreements with AT&T, NEXTLINK and Qwest. These agreements provide for the purchase, marketing and resale of our services at volume discounts, our purchase of fiber optic transport bandwidth at volume discounts, collocation of network equipment and development of new DSL services. These agreements have terms ranging from six months to several years subject to earlier termination in certain circumstances. We cannot predict the number of line orders that AT&T, NEXTLINK or Qwest will generate, if any, whether line orders will be below our expectations or the expectations of, AT&T, NEXTLINK or Qwest or whether AT&T, NEXTLINK or Qwest will discontinue selling our services entirely.

Equipment Lease Financing

   Through March 31, 1999, we have incurred a total of $860,000 of equipment lease financing obligations (including principal and interest) through a sale lease-back transaction with Charter Financial, Inc. From our inception through March 31, 1999, we have made total payments of approximately $403,000 to Charter Financial on these obligations. Warburg, one of our principal stockholders, owns a majority of the capital stock of Charter Financial. We believe that the terms of the lease financing with Charter Financial were completed at rates similar to those available from alternative providers. Our belief that the terms of the sale lease-back arrangement are similar to those available from alternative providers is based on the advice of our officers who reviewed at least two alternative proposals and who reviewed and negotiated the terms of the arrangement with Charter Financial.

Registration Rights

   Certain holders of our common stock are entitled to registration rights. See "Description of Capital Stock--Registration Rights."

Employment Agreements

   We have entered into employment agreements with certain of our officers. See "Executive Compensation--Employment Agreements and Change in Control Arrangements."

Employee Loans

   In August 1998, we loaned Robert Knowling, Jr., our President and Chief Executive Officer, the principal amount of $500,000 pursuant to a Note Secured by Deed of Trust, which was secured by certain real property of Mr. Knowling. The entire principal balance of this note becomes due and payable in one lump sum on August 14, 2002. No interest is charged on the note. This note has provisions for forgiveness based on continued employment and is subject to acceleration in certain events.

   In October 1998, we loaned Catherine Hemmer, our Vice President, Operations, and her husband, one of our employees, the principal amount of $600,000 pursuant to a Note Secured By Deed of Trust, which was secured by certain real property of the Hemmers. The outstanding principal balance of this note becomes due in four equal annual installments commencing August 10, 1999, with the last installment due on August 10, 2002. No interest is charged on the note. This note has provisions for forgiveness based upon continued employment of each of the Hemmers and is subject to acceleration in certain events.

   In January 1999, we committed to extend a loan to Robert Davenport, our Executive Vice President of Business Development, in the aggregate principal amount of $600,000 for the purchase of a principal residence. The loan, at Mr. Davenport's discretion, may or may not be secured by such principal residence. When extended to Mr. Davenport, the loan will provide that principal balance will be due and payable in four equal annual installments beginning at the first year anniversary of the commencement of Mr. Davenport's employment, and, if secured by his principal residence, no interest will be charged for the loan. Furthermore, the loan will be forgiven based upon his continued employment and is subject to acceleration in certain events.

   In April 1999, we committed to extend a loan to Jane Marvin, our Senior Vice President of Human Resources, in the aggregate principal amount of $500,000 for the purchase of a principal residence. The loan, at Ms. Marvin's discretion, may or may not be secured by such principal residence. When extended to Ms. Marvin, the loan will provide that principal balance will be due and payable in four equal annual installments beginning at the first year anniversary of the commencement of Ms. Marvin's employment, and, if secured by her principal residence, no interest will be charged for the loan. Furthermore, the loan will be forgiven based upon her continued employment and is subject to acceleration in certain events.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth, after giving effect to the May 19, 1999 3-for-2 stock split, certain information regarding ownership of our common stock as of March 31, 1999 by:

     (i)   each Named Executive Officer,

     (ii)  each of our directors,

     (iii) all of our executive officers and directors as a group,

     (iv)  all persons who directly own 5% or more of our common stock, and

     (v)   our selling stockholders.

   Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of March 31, 1999 as described in the footnotes below. Percentage ownership is calculated pursuant to SEC Rule 13d-3(d)(1). Except as otherwise indicated, the address of each of the persons in this table, other than the selling stockholders, is as follows: c/o Covad Communications Group, Inc., 2330 Central Expressway, Santa Clara, CA 95050.

                                 Shares
                           Beneficially Owned                       Shares
                              Prior to the                    Beneficially Owned
                               Offering(1)                   After the Offering(1)
                          --------------------- Shares to be ---------------------
Beneficial Owner          Number     Percentage     Sold       Number   Percentage
----------------          ------     ---------- ------------ ---------- ----------
Directors and Executive
 Officers:
Robert Knowling Jr.(2)..     648,750     *             --       648,750     *
Charles McMinn(3).......   4,540,578     6.4%          --     4,540,578     6.4%
Robert Hawk(4)..........     276,022     *             --       276,022     *
Henry Kressel(5)........  20,050,335    28.2       255,000   19,795,335    27.9
Joseph Landy(5).........  20,050,335    28.2       255,000   19,795,335    27.9
Daniel Lynch(6).........     693,658     *             --       693,658     *
Frank Marshall(6).......     393,322     *             --       393,322     *
Rich Shapero(7).........   5,023,612     7.1           --     5,023,612     7.1
Rex Cardinale...........   1,687,500     2.4           --     1,687,500     2.4
Charles Haas(8).........   4,540,578     6.4           --     4,540,578     6.4
Dhruv Khanna(9).........   4,540,579     6.4           --     4,540,579     6.4
Timothy Laehy(10).......     517,500     *             --       517,500     *
All executive officers
 and directors as a
 group(11)..............  43,042,569    59.9       255,000   42,787,569    59.6
Five Percent and Selling
 Stockholders:
Warburg, Pincus
 Ventures, L.P.(12).....  20,050,335    28.2       255,000   19,795,335    27.9
Crosspoint Venture
 Partners 1996(13)......   5,023,612     7.1           --     5,023,612     7.1
Intel Corporation(14)...   3,709,242     5.2           --     3,709,242     5.2
The Putnam Advisory
 Company, Inc. on behalf
 of certain private
 accounts for which it
 serves as investment
 advisor(15)............     126,098       *       126,098          --      --
Putnam Investment
 Management, Inc. on
 behalf of certain funds
 for which it serves as
 investment advisor(16)..  2,262,819     3.2     2,262,819          --      --
Putnam Fiduciary Trust
 Company on behalf of
 certain private
 accounts for which it
 serves as investment
 advisor(17)............      89,363       *        89,363          --      --
Fidelity Management &
 Research Company on
 behalf of certain funds
 and private accounts
 for which it serves as
 investment advisor(18)..  2,198,388     3.1     2,198,388          --      --
Fidelity Management
 Trust Company on behalf
 of accounts managed by
 it(19).................     168,523       *       168,523          --      --
Other selling
 stockholders (11
 persons) as a group,
 each of whom own less
 than 1% of the
 outstanding common
 stock immediately prior
 to this offering.......   2,399,809     3.4     2,399,809          --      --

--------
 * Represents beneficial ownership of less than 1% of our outstanding voting stock.

 (1) The percentages are based on 71,008,053 outstanding shares of common stock as of March 31, 1999, which includes 7,580,646 shares of common stock issuable upon exercise of outstanding warrants of which 7,245,000 shares are being sold in this offering. Not included in this table are 6,379,177 outstanding shares of our non-voting class B common stock which are convertible into 9,568,765 of common stock beginning January 2000. These shares are held by certain strategic investors. See "Certain Relationships and Related Transactions--The Strategic Investments and Relationships."

 (2) Consists of 648,750 shares of common stock subject to options exercisable within 60 days of March 31, 1999.

 (3) Includes 712,500 shares of common stock held by a trust for the benefit of two members of Mr. McMinn's immediate family, who also serve as co-trustees. Mr. McMinn disclaims beneficial ownership of the shares of common stock held by such trust.

 (4) Includes 9,000 shares of common stock subject to options exercisable within 60 days of March 31, 1999.

 (5) All of the shares indicated are owned of record by Warburg and are included because of Dr. Kressel's and Mr. Landy's affiliation with Warburg. Dr. Kressel and Mr. Landy disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. The address of Dr. Kressel and Mr. Landy is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017-3147.

 (6) Includes 27,000 shares of common stock subject to options exercisable within 60 days of March 31, 1999.

 (7) All of the shares indicated are owned of record by Crosspoint and are included because of Mr. Shapero's affiliation with Crosspoint. Mr. Shapero disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. The address of Mr. Shapero is c/o Crosspoint Venture Partners, The Pioneer Hotel Building, 2925 Woodside Road, Woodside, CA 94062.

 (8) Includes 180,000 shares of common stock held by a limited partnership of which Mr. Haas is a general partner and a limited partner. Mr. Haas disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein.

 (9) Includes 562,500 shares of common stock held by a limited partnership of which Mr. Khanna is a general partner and a limited partner. Mr. Khanna disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein.

(10) Includes a total of 45,000 shares of common stock held by three trusts for the benefit of three members of Mr. Laehy's immediate family. Mr. Laehy disclaims beneficial ownership of the shares of common stock held by such trusts.

(11) Includes 846,385 shares of common stock subject to options exercisable within 60 days of March 31, 1999.

(12) This table assumes no exercise of the over-allotment option. If the underwriters exercise their over-allotment option in full, Warburg, Pincus Ventures, L.P. will sell an additional 1,125,000 shares of common stock thereby reducing their beneficial ownership to 18,670,335 shares or 26.3%. The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP has a 15% interest in the profits of Warburg as a general partner and also owns approximately 1.3% of the limited partnership interests in Warburg. Dr. Kressel and Mr. Landy, two of our directors, are Managing Directors and members of EMW LLC and partners of WP and as such may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. See Note 5 above. The address of Warburg is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017-3147.

(13) Mr. Shapero, one of our directors, is affiliated with Crosspoint and as such may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Crosspoint. See Note 7 above. The address of Crosspoint is The Pioneer Hotel Building, 2925 Woodside Road, Woodside, CA 94062.

(14) The address of Intel is 2200 Mission College Boulevard, Mail Stop SC4-210, Santa Clara, CA 95052-8199.

(15) Shares are held and being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts: Agway Inc. Employees Retirement Trust (8,309), Abbott Laboratories Annuity Retirement Plan (10,496), Mobil Oil Corporation Retirement Plan Trust (10,787), Ameritech Pension Trust (23,908), Central States, Southeast and Southwest Areas Pension Fund (52,773), Southern Farm Bureau Annuity Insurance Company (9,038) and Strategic Global Fund-High Yield Fixed Income (Putnam) Fund (10,787). The share amounts indicated may decrease slightly to give effect to the "net exercise" of the warrants held by such entities prior to the closing of this offering. Putnam Advisory Company, inc. provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Covad.

(16) Shares are held and being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts: Putnam High Yield Trust (772,936), Putnam High Yield Advantage Fund (927,173), Putnam High Income Convertible and Bond Fund (8,892), Putnam Variable Trust-Putnam VT High Yield Fund (189,225), Putnam Variable Trust-Putnam VT Global Asset Allocation Fund (2,332), Putnam Master Income Trust (12,391), Putnam Premier Income Trust (30,468), Putnam Master Intermediate Income Trust (17,931), Putnam Diversified Income Trust (143,741), Putnam Convertible Opportunities and Income Trust (8,309), Putnam Asset Allocation Funds-Growth Portfolio (3,936), Putnam Asset Allocation Funds-Balanced Portfolio (9,621), Putnam Asset Allocation Funds-Conservative Portfolio (3,352), Putnam Funds Trust-Putnam High Yield Total Return Fund (8,163), Putnam Funds Trust-Putnam High Yield Trust II (84,553), Putnam Managed High Yield Trust (18,660), Putnam Variable Trust-Putnam VT Diversified Income Fund (16,910), Travelers Series Fund, Inc.-Putnam Diversified Income Portfolio (3,498) and Lincoln National Global Asset Allocation Fund, Inc. (728). The share amounts indicated may decrease slightly to give effect to the "net exercise" of the warrants held by such entities prior to the closing of this offering. Putnam Investment Management, Inc. provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Covad.

(17) Shares are held and being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts: Putnam High Yield Managed Trust (72,453) and Putnam High Yield Fixed Income Fund, LLC (16,910). The share amounts indicated may decrease slightly to give effect to the "net exercise" of the warrants held by such entities prior to the closing of this offering. Putnam Fiduciary Trust Company provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Covad.

(18) Shares are held and being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts:
     Fidelity Advisor Series II: Fidelity Advisor High Yield Fund (944,958), Variable Insurance Products Fund: High Income Portfolio (567,091), Fidelity Puritan Trust: Fidelity Puritan Fund (362,414), Fidelity Summer Street Trust: Fidelity Capital & Income Fund (210,217), Fidelity Global Yield Trust (45,192), Fidelity Advisor Series II: Fidelity Advisor Balanced Fund (39,069), Fidelity Advisor Series II: Fidelity Advisor Strategic Income (25,074), Fidelity School Street Trust:Fidelity Strategic Income Fund (2,624) and Variable Insurance Products Fund III:
     Balanced Portfolio (1,749). The share amounts indicated may decrease slightly to give effect to the "net exercise" of the warrants held by such entities prior to the closing ot this offering. Fidelity Management & Research Company (FMR Co.) is a Massachusetts corporation and an investment advisor registered under section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Covad. FMR Co. is a wholly-owned subsidiary of FMR Corp. (FMR), a Massachusetts corporation.

(19) Shares indicated as owned by such entity are owned directly by various private investment account(s), primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in
     Section 3(a)(6) of the Securities Exchange Act of 1934, as amended.

                         DESCRIPTION OF CAPITAL STOCK

   The following summary describes the material terms of our capital stock. However, it does not purport to be complete and is qualified in its entirety by the actual terms of our capital stock contained in our Amended and Restated Certificate of Incorporation and other agreements referenced below.

   Our authorized capital stock currently consists of 190,000,000 shares of common stock, 10,000,000 shares of class B common stock and 5,000,000 shares of preferred stock. As of March 31, 1999, there were 234 holders of record of common stock and five holders of class B common stock. The common stock and preferred stock each have a par value of $0.001 per share. As of March 31, 1999, there were 63,427,407 shares of common stock, 6,379,177 shares of class B common stock (convertible into 9,568,765 shares of common stock beginning in January 2000) and no shares of preferred stock outstanding. As of March 31, 1999, options to purchase 17,389,182 shares of common stock at a weighted average exercise price of $2.50 per share were outstanding.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all our remaining assets after payment of liabilities and satisfaction of preferential rights of any outstanding series of preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Class B Common Stock

   The rights of holders of our class B common stock are identical to the rights of holders of our common stock except that the holders of our class B common stock do not have voting rights. Commencing in January 2000, the class B common stock may be converted into common stock on a one-for-one basis at the election of the holder, provided that such holder and its affiliates would not hold more than 10% of our voting stock. In addition, commencing in January 2000 the class B common stock will automatically convert into common stock upon transfer to a third party.

Preferred Stock

   The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such preferred stock, including:

  . dividend rights,

  . conversion rights,

  . terms of redemption,

  . liquidation preferences,

  . voting rights,

  . sinking fund terms, and

  . the number of shares constituting any series or the designation of such series.

As a result, the board of directors could issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Issuing preferred stock could also have the effect of delaying, deferring or preventing a change in control or the removal of our management. We have no present plan to issue any shares of preferred stock.

Warrants

   In connection with the issuance of our senior discount notes in March 1998, we issued warrants to purchase an aggregate of 7,580,646 shares of our common stock with exercise prices of $0.0022 per share. An aggregate of 7,050,000 of these shares are being sold by the selling stockholders in this offering. We also issued to a consultant a five-year warrant to purchase 202,500 shares with an exercise price of $0.6667 per share. This warrant is immediately exercisable. In April 1999, we issued a warrant to purchase 300,000 shares of common stock to a customer. This warrant will vest with respect to 150,000 shares on each of April 1, 2000 and April 1, 2001, subject to the customer achieving certain performance goals. The exercise price will be the fair market value of the common stock on the first vesting date with respect to 150,000 shares and the second vesting date with respect to 150,000 shares.

Registration Rights

   Certain holders of our common stock are entitled to registration rights. Pursuant to the Stockholder Rights Agreement holders of 29,859,175 shares of common stock and holders of 6,379,177 shares of class B common stock (collectively, the "Rights Holders") are entitled to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them or issuable upon conversion of the class B common stock. The 6,379,177 shares of class B common stock are convertible into 9,568,765 shares of common stock at the election beginning in January 2000. The Rights Holders are entitled to demand, "piggy-back" and S-3 registration rights, subject to certain limitations and conditions. The number of securities requested to be included in a registration involving the exercise of demand and "piggy-back" rights are subject to a pro rata reduction based on the number of shares of common stock held by each Rights Holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering. The registration rights terminate as to any Rights Holder at the later of (i) three years after our initial public offering or (ii) such time as such Rights Holder may sell under Rule 144 in a three month period all registrable securities then held by such Rights Holder.

   Pursuant to the Warrant Registration Rights Agreement dated March 11, 1998, between us and Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, holders of warrants that remain outstanding after this offering are entitled to certain registration rights with respect to the shares of common stock issuable upon exercise of such warrants. Like the Rights Holders, the number of securities that a warrant holder may request to be included in any registration is subject to a pro rata reduction. Such a reduction will be based on the number of shares held by each warrant holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises us that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering.

Antitakeover Effects of Certain Provisions of Covad's Charter, Bylaws and Delaware Law

   As noted above, our board of directors, without stockholder approval, has the authority under our charter to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the common stock holders and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

   Election and Removal of Directors. Our charter and bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our directors may be removed only for cause.

This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. See "Management--Classified Board."

   Stockholder Meetings and Written Consent. Under our bylaws, the stockholders may not call a special meeting of the stockholders of our company. Rather, only our board of directors, the chairman of our board of directors and the President may call special meetings of our stockholders. Our charter provides that stockholders may not act by written consent. As a result, stockholders can only act at a meeting.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

   Section 203 of the Delaware General Corporation Law. We are subject to
Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  . prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder,

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans, or

  . on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

   For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates of such person,

  . owns 15% or more of the corporation's voting stock or

  . is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation as any time within the prior three years.

   These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

   Upon completion of this offering (based upon shares outstanding as of March 31, 1999), we will have 80,576,818 shares of common stock outstanding (including 6,379,177 shares of our class B common stock which are convertible into 9,568,765 shares of common stock beginning in January 2000). Of these shares, the 7,500,000 shares of common stock sold in this offering will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In addition, the 13,455,000 split-adjusted shares of common stock that we sold in our initial public offering are freely tradeable. The remaining 59,621,818 shares of our common stock (the "Restricted Shares") were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below. The 9,568,765 Restricted Shares issuable upon conversion of our class B common stock will be eligible for sale beginning in January 2000 subject to the volume limitations of Rule 144.

   Lock-up Agreements. The following lock-up agreements restrict the ability of our stockholders, option holders and warrant holders to sell shares of common stock in the public market.

  . All our executive officers, directors and employees and certain of our stockholders, who in the aggregate hold all of the Restricted Shares, have agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of our common stock beneficially owned by them until July 21, 1999, the 181st day after the date of the prospectus covering our initial public offering.

  . All our executive officers and directors and certain of our stockholders,
    who collectively hold approximately      Restricted Shares, have also
    agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of our common stock beneficially owned by them for a period of 90 days after the date of this prospectus.

  . Holders of warrants that were issued in connection with the 1998 notes are subject to an agreement pursuant to which they are restricted from selling or otherwise disposing of their warrants or the shares of common stock issuable upon exercise of the warrants for a period of 90 days after the date of this prospectus.

Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of these securities subject to the lock-up agreements.

   We have entered into similar lock-up agreements covering the same 180 and 90 day periods, except that we may:

  . grant options and issue stock under our stock option and stock purchase plans,

  . issue stock upon exercise of warrants outstanding on the date of the prospectus covering our initial public offering, and

  . issue stock in connection with strategic relationships and in connection with acquisitions of businesses, technologies or products complementary to those of our company.

   In such cases, the recipients of the stock must agree to be bound by a lock-up agreement for the remainder of the lock-up period.

   Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

   Date of Availability For Sale                         Number of Shares
   -----------------------------                         ----------------
   July 21, 1999 (181st day after the date
    of the prospectus covering our initial
    public offering).......................            shares of common stock
        , 1999 (91st day after the date of
    the this prospectus)...................             shares of common stock
   January 7, 2000.........................  9,568,765 shares of common stock issuable upon conversion of our class B
                                              common stock

   Stock Plans. In addition, we have 23,280,513 shares of our common stock reserved for issuance pursuant to options under our 1997 Stock Plan, of which 17,389,182 shares were subject to outstanding options as of March 31, 1999. We intend to register, prior to July 21, 1999, the shares of common stock reserved for issuance under our 1997 Stock Plan and the 1,500,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on July 21, 1999.

   Warrants. We also have 202,500 shares underlying an outstanding warrant. The shares underlying this warrant will be eligible for resale in the public market upon expiration of its one-year holding period under Rule 144. However, to the extent that warrant holder effects a "cashless" exercise of this warrant, the underlying shares will be eligible for sale in the public markets beginning on July 21, 1999.

   Registration Rights. In addition, the holders of 29,859,175 shares of our common stock have certain registration rights with respect to their shares. These registration rights include the right to request a registration after the expiration of the 180-day lock-up period. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for our common stock. Holders of 6,379,177 shares of class B common stock (convertible into 9,568,765 shares of common stock beginning in January 2000) also have certain registration rights with respect to the shares of common stock issuable upon conversion of the class B common stock. The class B common stock is convertible into common stock beginning January 2000.

   Summary of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner, except an affiliate) is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     (i) one percent of the number of shares of common stock then outstanding; or

     (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale.

  Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

                                 UNDERWRITING

   The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below:

     Underwriters                                               Number of Shares
     ------------                                               ----------------
     Bear, Stearns & Co. Inc. .................................
     Morgan Stanley & Co. Incorporated.........................
     BT Alex. Brown Incorporated...............................
     Credit Suisse First Boston Corporation....................
     Donaldson, Lufkin & Jenrette Securities Corporation.......
     Wit Capital Corporation...................................
                                                                   ---------
       Total...................................................    7,500,000
                                                                   =========

   Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase all of the shares of common stock being sold pursuant to the underwriting agreement if any of such shares are purchased (excluding shares covered by the over-allotment option).

   The underwriters have advised us that they propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a
concession of not more than $      per share. Additionally, the underwriters
may allow, and such dealers may reallow, a discount of not more than $ per share on sales to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

   Certain selling stockholders have granted the underwriters an option to purchase up to 1,125,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments, if any. This option may be exercised in whole or in part at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to certain conditions, to purchase a number of shares of common stock proportionate to such underwriter's purchase obligations set forth in the foregoing table.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................   $            $
     Total............................................   $            $

   The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   Certain of our stockholders, including all executive officers and directors and certain stockholders and warrant holders, who own in the aggregate shares of common stock, have agreed that they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock beneficially owned by them during the 90 day period following the date of this prospectus.

   We have agreed that we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of securities exchangeable for or convertible into shares of common stock during the 90 day period following the date of this prospectus, except that we may issue shares of common stock and options to purchase common stock under our stock option and stock purchase plans and upon exercise of warrants outstanding on the date of this prospectus, and may issue stock in connection with strategic relationships and in connection with acquisitions of businesses, technologies or products complementary to those of our company, so long as the recipients of such stock agree to be bound by a lock-up agreement for the remainder of the 90 day lock-up period.

   We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

   The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities and Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of pegging, fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position created in connection with the offering. The underwriters may also cover all or a portion of such short position by exercising the over-allotment option. A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters have advised us such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on such Web site and any information contained on any other Web site maintained by Wit Capital is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

   We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $        .

   Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated acted as initial purchasers of our 1998 senior discount notes in March 1998, for which Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated received usual and customary fees.

   Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation participated as underwriters in our initial public offering in January 1999, for which they received usual and customary fees.

   Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation acted as initial purchasers of our 1999 notes in February 1999, for which they received usual and customary fees.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copy of these documents filed as an exhibit to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

   We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

   The SEC allows us to incorporate by reference into the registration statement certain information that we have filed with them. We incorporate by reference certain of our exhibits that are not included in or delivered with this registration statement or this prospectus. You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                        Covad Communications Group, Inc.
                        Attention: Investor Relations
                        2330 Central Expressway
                        Santa Clara, California 95050
                        (408) 844-7500

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain attorneys at Wilson Sonsini Goodrich & Rosati, P.C. hold an aggregate of 9,150 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1997 and 1998 and for the years then ended included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        COVAD COMMUNICATIONS GROUP, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Annual Financial Statements
  Report of Ernst & Young LLP, Independent Auditors.......................  F-2
  Consolidated Balance Sheets at December 31, 1997 and 1998...............  F-3
  Consolidated Statements of Operations for the years ended December 31,
   1997 and 1998..........................................................  F-4
  Consolidated Statements of Stockholders' Equity (Net Capital Deficiency)
   for the years ended December 31, 1997 and 1998.........................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1997 and 1998..........................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Interim Financial Statements (Unaudited)
  Consolidated Balance Sheet at March 31, 1999............................ F-17
  Consolidated Statements of Operations for the three months ended March
   31, 1998 and 1999...................................................... F-18
  Consolidated Statement of Stockholders' Equity (Net Capital Deficiency)
   for the three months ended March 31, 1999.............................. F-19
  Consolidated Statements of Cash Flows for the three months ended
   March 31, 1998 and 1999................................................ F-20
  Notes to Consolidated Financial Statements.............................. F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Covad Communications Group, Inc.

   We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Jose, California
February 15, 1999, except for the fourth paragraph of Note 1.J. as to which the date is May 4, 1999

                        COVAD COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
             (Amounts in 000's, except share and per share amounts)

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                           ASSETS                              ------  --------
Current assets:
Cash and cash equivalents....................................  $4,378  $ 64,450
Accounts receivable, net of allowance for uncollectibles of
 $220 in 1998................................................      25     1,933
Unbilled revenue.............................................       4       663
Inventories..................................................      43       946
Prepaid expenses.............................................      52     1,183
Other current assets.........................................     317       514
                                                               ------  --------
   Total current assets......................................   4,819    69,689
Property and equipment:
Networks and communication equipment.........................   2,185    55,189
Computer equipment...........................................     600     4,426
Furniture and fixtures.......................................     185     1,119
Leasehold improvements.......................................     114     1,887
                                                               ------  --------
                                                                3,084    62,621
Less accumulated depreciation and amortization...............     (70)   (3,476)
                                                               ------  --------
 Net property and equipment..................................   3,014    59,145
Other assets:
Restricted cash..............................................     210       225
Deposits.....................................................      31       337
Deferred debt issuance costs (net)...........................      --     8,112
Other long term assets.......................................      --     1,911
                                                               ------  --------
   Total other assets........................................     241    10,585
                                                               ------  --------
   Total assets..............................................  $8,074  $139,419
                                                               ======  ========

LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable.............................................  $  651  $ 14,975
Unearned revenue.............................................       7       551
Accrued network costs........................................      58     1,866
Other accrued liabilities....................................      77     3,854
Current portion of capital lease obligations.................     229       263
                                                               ------  --------
   Total current liabilities.................................   1,022    21,509
Long-term debt (net of discount).............................      --   142,300
Long-term capital lease obligations..........................     554       316
                                                               ------  --------
   Total liabilities.........................................   1,576   164,125
Stockholders' equity (net capital deficiency):
Convertible preferred stock ($0.001 par value):
 Authorized shares--30,000,000
 Issued and outstanding shares--17,750,001 and 18,246,162 at
  December 31, 1997 and December 31, 1998, respectively......      18        18
Common stock ($0.001 par value):
 Authorized shares--65,000,000
 Issued and outstanding shares--17,041,806 and 17,660,995 at
  December 31, 1997 and December 31, 1998, respectively......      17        18
Additional paid-in capital...................................   9,686    30,679
Deferred compensation........................................    (611)   (4,688)
Retained earnings (deficit)..................................  (2,612)  (50,733)
                                                               ------  --------
 Total stockholders' equity (net capital deficiency).........   6,498   (24,706)
                                                               ------  --------
 Total liabilities and stockholders' equity (net capital
  deficiency)................................................  $8,074  $139,419
                                                               ======  ========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in 000's, except share and per share amounts)

                                                         Year Ended December
                                                                 31,
                                                         --------------------
                                                           1997       1998
                                                         ---------  ---------
Revenues................................................ $      26  $   5,326

Operating expenses:
  Network and product costs.............................        54      4,562
  Sales, marketing, general and administrative..........     2,374     31,043
  Amortization of deferred compensation.................       295      3,997
  Depreciation and amortization.........................        70      3,406
                                                         ---------  ---------
    Total operating expenses............................     2,793     43,008
                                                         ---------  ---------
Income (loss) from operations...........................    (2,767)   (37,682)

Interest income (expense):
  Interest income.......................................       167      4,778
  Interest expense......................................       (12)   (15,217)
                                                         ---------  ---------
  Net interest income (expense).........................       155    (10,439)
                                                         ---------  ---------
Net income (loss)....................................... $  (2,612) $ (48,121)
                                                         =========  =========

Net income (loss) per common share...................... $   (0.53) $   (5.62)

Weighted average shares used in computing net loss per
 share.................................................. 4,907,319  8,562,802


   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                    (Amounts in 000's, except share amounts)

                                                                                                      Total
                             Convertible                                                          Stockholders'
                           Preferred Stock    Common Stock     Additional              Retained    Equity (Net
                          ----------------- ------------------  Paid-In     Deferred   Earnings      Capital
                            Shares   Amount   Shares    Amount  Capital   Compensation (Deficit)   Deficiency)
                          ---------- ------ ----------  ------ ---------- ------------ ---------  -------------
Initial issuance of
 common stock...........          --  $--   18,000,000   $18    $    32     $    --    $     --     $     50
Repurchase of common
 stock..................          --   --   (3,615,444)   (4)        (6)         --          --          (10)
Issuance of common
 stock..................          --   --    2,657,250     3         65          --          --           68
Issuance of Series A
 Preferred Stock........     750,000    1           --    --        249          --          --          250
Issuance of Series B
 Preferred Stock (net of
 $43 of financing
 costs).................  17,000,001   17           --    --      8,440          --          --        8,457
Deferred compensation...          --   --           --    --        906        (906)         --           --
Amortization of deferred
 compensation...........          --   --           --    --         --         295          --          295
Net loss................          --   --           --    --         --          --      (2,612)      (2,612)
                          ----------  ---   ----------   ---    -------     -------    --------     --------
Balance at December 31,
 1997...................  17,750,001   18   17,041,806    17      9,686        (611)     (2,612)       6,498
Issuance of common
 stock..................          --   --      619,189     1        570          --          --          571
Issuance of Series B
 Preferred Stock........     100,002   --           --    --        100          --          --          100
Issuance of Series C
 Preferred Stock........     396,159   --           --    --      1,100          --          --        1,100
Issuance of common stock
 warrants as part of
 debt offering issuance
 costs..................          --   --           --    --      2,928          --          --        2,928
Issuance of common stock
 warrants pursuant to
 debt offering..........          --   --           --    --      8,221          --          --        8,221
Deferred compensation...          --   --           --    --      8,074      (8,074)         --           --
Amortization of deferred
 compensation...........          --   --           --    --         --       3,997          --        3,997
Net loss................          --   --           --    --         --          --     (48,121)     (48,121)
                          ----------  ---   ----------   ---    -------     -------    --------     --------
Balance at December 31,
 1998...................  18,246,162  $18   17,660,995   $18    $30,679     $(4,688)   $(50,733)    $(24,706)
                          ==========  ===   ==========   ===    =======     =======    ========     ========


   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Amounts in 000's)

                                                      Year Ended December 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------  ------------
Operating activities:
Net loss............................................  $    (2,612) $    (48,121)
Reconciliation of net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization.....................           70         3,406
  Amortization of deferred compensation.............          295         3,997
  Accreted interest and amortization of debt
   discount and deferred debt issuance costs........           --        16,009
  Net changes in current assets and liabilities:
    Accounts receivable.............................          (25)       (1,908)
    Inventories.....................................          (43)         (903)
    Other current assets............................         (373)       (1,987)
    Accounts payable................................          651        14,324
    Unearned revenue................................            7           544
    Other current liabilities.......................          135         5,585
                                                      -----------  ------------
Net cash used in operating activities ..............       (1,895)       (9,054)

Investing activities:
Purchase of restricted cash.........................         (210)          (15)
Deposits............................................          (31)         (306)
Other long-term assets..............................           --        (1,428)
Purchase of property and equipment..................       (2,253)      (59,503)
                                                      -----------  ------------
Net cash used in investing activities ..............       (2,494)      (61,252)

Financing activities:
Net proceeds from issuance of long-term debt and
 warrants...........................................           --       129,328
Principal payments under capital lease obligations..          (48)         (238)
Proceeds from common stock issuance, net of
 repurchase.........................................          108           571
Proceeds from preferred stock issuance..............        8,707         1,200
Offering costs related to common stock offering.....           --          (483)
                                                      -----------  ------------
Net cash provided by financing activities...........        8,767       130,378
                                                      -----------  ------------
Net increase in cash and cash equivalents...........        4,378        60,072
Cash and cash equivalents at beginning of year......           --         4,378
                                                      -----------  ------------
Cash and cash equivalents at end of year............  $     4,378  $     64,450
                                                      ===========  ============

Supplemental disclosures of cash flow information:
  Cash paid during the year for interest............  $         9  $         99
                                                      ===========  ============

Supplemental schedule of non-cash investing and
 financing activities:
  Equipment purchased through capital leases........  $       831  $         34
                                                      ===========  ============
  Warrants issued for equity commitment.............           --  $      2,928
                                                      ===========  ============


   The accompanying notes are an integral part of these financial statements.

                       COVAD COMMUNICATIONS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Operations

   Covad Communications Group, Inc (the "Company") is a high-speed Internet and network access provider offering Digital Subscriber Line ("DSL") services to Internet Service Provider ("ISP") and enterprise customers. ISPs purchase the Company's services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase the Company's services to provide employees with remote access to their Local Area Networks to improve employee productivity and reduce operating costs. The Company's services are provided over standard copper telephone lines at considerably faster speeds than available through a standard modem.

   The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, growth and expansion, technological, regulatory, and other risks associated with an emerging business.

Summary of Significant Accounting Policies

 A. Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

   The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

   The accompanying statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997 include $50,000 received during 1996 upon issuance of the initial capital stock of the Company and $2,000 expended in 1996 for general and administrative expenses. Due to the insignificance of balances at December 31, 1996 and activity for the period from inception through December 31, 1996, financial statements for 1996 have not been presented.

 B. Revenue Recognition

   Revenue related to installation of service and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Recognized revenue for which the customer has not been billed is recorded as unbilled revenue until the period such billings are provided. Amounts billed in advance of providing services are recorded as unearned revenue until the period such services are provided. For the year ended December 31, 1998, one customer accounted for approximately 17% of the Company's revenue. For the year ended December 31, 1998, no other customer accounted for more than 10% of the Company's revenue.

 C. Cash and Cash Equivalents

   All highly liquid investments with a maturity of three months or less from the date of original issuance are considered to be cash equivalents.

 D. Restricted Cash

   As of December 31, 1997 and December 31, 1998, the Company had $210,000 and $225,000, respectively, in commercial deposits held in the Company's name but restricted as security for certain of the Company's capital lease arrangements.

                       COVAD COMMUNICATIONS GROUP, INC.

 E. Inventories

   Inventories are stated at the lower of cost or market and consist primarily of customer premise equipment. Costs are based on the first-in first-out method.

 F. Property and Equipment

   Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

     Leasehold improvements....................... 15 years or life of the lease
     Electronic communication equipment...........                  2 to 5 years
     Furniture and fixtures.......................                  3 to 7 years
     Computer equipment...........................                       3 years
     Office equipment.............................                  2 to 5 years
     Computer software............................                  2 to 7 years

   The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997 and December 31, 1998 were $139,000 and $3,063,000, respectively. Capitalized interest cost for the year ending December 31, 1998 was $900,000.

 G. Equipment Under Capital Leases

   The Company leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease, whichever is less. Assets under capital lease are amortized over the lease term or useful life of the assets.

 H. Income Taxes

   Due to the Company's overall loss position, there is no provision for income taxes for 1997 or 1998. The reconciliation of income tax computed at the US federal statutory rate to income tax expense is as follows:

                                                            December 31,
                                                       -----------------------
                                                         1997         1998
                                                       ---------  ------------
     Federal at 34%, statutory........................ $(757,000) $(16,363,000)
     Non deductible interest..........................        --       911,000
     Losses with no current benefit...................   757,000    15,436,000
     Other............................................        --        16,000
                                                       ---------  ------------
     Provision........................................ $      --  $         --
                                                       =========  ============

   As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $40,000,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2018, if not utilized.

   The utilization of the net operating loss is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation

                        COVAD COMMUNICATIONS GROUP, INC.

may result in the expiration of net operating losses and credits before utilization. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                              December 31,
                                                          ---------------------
                                                            1997       1998
                                                          --------  -----------
     Deferred tax assets:
       Net operating loss carryforwards.................. $820,000  $16,000,000
       Depreciation......................................       --    1,000,000
       Other.............................................       --    1,500,000
                                                          --------  -----------
       Net deferred tax assets...........................  820,000   18,500,000
     Valuation allowance................................. (820,000) (18,500,000)
                                                          --------  -----------
     Net deferred tax assets.............................       --           --
                                                          ========  ===========

   The net valuation allowance increased by $17,680,000 during the year ended December 31, 1998.

 I. Fair Value of Financial Instruments

   Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available for identical or comparable financial instruments, fair values are based on estimates using the present value of estimated cash flows or other valuation techniques. The resulting fair values can be significantly affected by the assumptions used, including the discount rate and estimates as to the amounts and timing of future cash flows.

   The following methods and assumptions were used to estimate the fair value for financial instruments:

   Cash and cash equivalents. The carrying amount approximates fair value.

   Borrowings. The fair values of borrowings, including long-term debt, capital lease obligations and other obligations, were estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. For all borrowings outstanding at December 31, 1997 and December 31, 1998, fair value approximates recorded value.

 J. Earnings (Loss) Per Share

   Basic earnings per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

   Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock ("Preferred Stock"). In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The diluted earnings per share amount has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed preferred stock conversion is not dilutive.

                       COVAD COMMUNICATIONS GROUP, INC.

   Under the Company's Certificate of Incorporation, all outstanding Preferred Stock converted into Common Stock on a one-for-one basis upon the completion of the Company's initial public offering of Common Stock on January 27, 1999 (see note 9).

   The consolidated financial statements applicable to the prior periods have been restated to reflect a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998 and a three-for-two split of our Common Stock effective May 1999.

   The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                      Year Ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
   Net income (loss)................................. $    (2,612) $   (48,121)
   Basic and diluted:
     Weighted average shares of common stock
      outstanding....................................  16,531,903   17,257,960
     Less: Weighted average shares subject to
      repurchase.....................................  11,624,584    8,695,158
                                                      -----------  -----------
   Weighted average shares used in computing basic
    and diluted net income (loss) per share..........   4,907,319    8,562,802
                                                      ===========  ===========
   Basic and diluted net income (loss) per share..... $     (0.53) $     (5.62)
                                                      ===========  ===========

 K. Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash and investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. In addition, the Company typically offers its customers credit terms. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral.

 L. Key Suppliers

   The Company is dependant on limited source suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of equipment. In addition, the Company believes that there are alternative suppliers for the equipment used to provide its service. However, an extended interruption in the supply of equipment currently obtained from limited source suppliers could adversely affect the Company's business and results of operations.

 M. Accounts Receivable Allowance:

   The Company established a reserve for uncollectible accounts receivable in the amount of $220,000 at December 31, 1998. No significant charges were made against this reserve as of December 31, 1998.

 N. Recently Issued Accounting Pronouncements:

   In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in quarterly and annual financial statements. SFAS 131 changes segment reporting from an industry segment basis to an operating segment basis defined based on how the business is managed. The Company operates in only one segment, high-speed digital communications services, and hence, separate segment reporting is not applicable.

                       COVAD COMMUNICATIONS GROUP, INC.

2. Debt

   On March 11, 1998, the Company completed a private placement (the "1998 Private Offering") through the issuance of 260,000 units (the "Units"), each unit consisting of $1,000 in principal amount at maturity of 13 1/2% Senior Discount Notes due 2008 (the "Notes") and one warrant, initially exercisable to purchase 29.1564 shares of common stock, $0.001 par value, of the Company (the "Unit Warrants"). Net proceeds from the 1998 Private Offering were approximately $129.3 million, after transaction costs of approximately $5.8 million.

   The principal amount of the Notes will accrete from the date of issuance at the rate of 13 1/2% per annum through March 15, 2003, compounded semi-annually, and thereafter bear interest at the rate of 13 1/2% per annum, payable semi-annually, in arrears on March 15 and September 15 of each year, commencing on September 15, 2003. The Notes are unsecured senior obligations of the Company that will mature on March 15, 2008. The Notes will be redeemable at the option of the Company at any time after March 15, 2003 plus accrued and unpaid interest thereon, if any, to the redemption date.

   The Notes were originally recorded at approximately $126.9 million, which represents the $135.1 million in gross proceeds less the approximate $8.2 million value assigned to the Unit Warrants, which is included in additional paid-in capital. The value assigned to the Unit Warrants, representing debt discount, is being amortized over the life of the Notes. Debt issuance costs were incurred through the issuance of additional warrants associated with the commitment of equity by certain investors. The debt issuance costs are also being amortized over the life of the Notes. For the year ended December 31, 1998, the accretion of the Notes and the amortization of debt discount and debt issuance costs was $16 million, of which $15.1 million is included in interest expense and $900,000 is capitalized in property, plant and equipment.

   The Unit Warrants have ten year terms, have exercise prices of $0.0022 per share (subject to adjustment in certain events), contain net exercise provisions and are currently exercisable.

3. Capital Leases

   The Company has entered into capital lease arrangements to finance the acquisition of certain operating assets, two of which have bargain purchase options. The principal value of these leases totaled $831,000 and $865,000 as of December 31, 1997 and December 31, 1998, respectively, and was equivalent to the fair value of the assets leased.

   Future minimum lease payments under capital leases are as follows:

     Year Ending December 31,
     ------------------------
      1999............................................................  335,000
      2000............................................................  294,000
      2001............................................................   44,000
      2002............................................................    4,000
      2003............................................................       --
      Thereafter......................................................       --
                                                                       --------
                                                                        677,000
      Less amount representing interest...............................  (98,000)
      Less current portion............................................ (263,000)
                                                                       --------
      Total long-term portion......................................... $316,000
                                                                       ========

                       COVAD COMMUNICATIONS GROUP, INC.

   Accumulated amortization for equipment under capital leases is reflected in accumulated depreciation and amortization for property and equipment.

4. Operating Leases

   The Company leases vehicles, equipment, and office space under various operating leases. Future minimum lease payments by year under operating leases are as follows:

     Year Ending December 31,
     ------------------------
      1999...........................................................  2,656,000
      2000...........................................................  2,105,000
      2001...........................................................  2,159,000
      2002...........................................................  1,436,000
      2003...........................................................    506,000
      Thereafter.....................................................    351,000
                                                                      ----------
        Total........................................................ $9,213,000
                                                                      ==========

   Rental expense on operating leases totaled $131,000 and $1,507,000 for the year ended December 31, 1997 and December 31, 1998, respectively.

5. Stockholders' Equity

Covad Communications Group, Inc.

 Common Stock:

   The number of shares of Common Stock authorized for issuance by the Company is 65,000,000 shares with a par value of $.001 per share. Shares of Common Stock outstanding at December 31, 1997 and December 31, 1998, were 17,041,806 and 17,660,995 shares, respectively, of which 10,549,660 and 7,159,624 shares, respectively, remain subject to repurchase provisions which generally lapse over a four year period from the date of issuance.

   Common Stock reserved for future issuance as of December 31, 1998 is as follows:

     Convertible preferred stock..................................... 27,369,243
     Outstanding and reserved options................................ 22,960,264
     Outstanding warrants............................................ 10,483,146
                                                                      ----------
        Total........................................................ 60,812,653
                                                                      ==========

                       COVAD COMMUNICATIONS GROUP, INC.

 Convertible Preferred Stock:

   Convertible preferred stock consists of the following:

                                                                 December 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
   Authorized shares--30,000,000
   Series A preferred stock ($0.001 par value):
    Authorized shares--750,000
    Issued and outstanding shares--750,000 at December 31, 1997
     and December 31, 1998.....................................  $    1  $    1
   Series B preferred stock ($0.001 par value):
   Authorized shares--17,100,003
    Issued and outstanding shares--17,000,001 at December 31,
     1997 and 17,100,003 at December 31, 1998..................      17      17
   Series C preferred stock ($0.001 par value):
    Authorized shares--11,149,287
    Issued and outstanding shares--None at December 31, 1997
     and 396,159 at December 31, 1998..........................      --      --
                                                                 ------  ------
                                                                    $18     $18
                                                                 ======  ======

   In January 1999, all of the outstanding convertible Preferred Stock converted into Common Stock (see Note 9).

 Equity Commitment

   On February 20, 1998, the Company entered into a Series C Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") with certain of its investors (the "Series C Investors") pursuant to which the Series C Investors have unconditionally agreed to purchase an aggregate of 5,764,143 shares of Series C Preferred Stock and warrants to purchase an aggregate of 4,729,500 shares of Series C Preferred Stock (the "Series C Warrants") for an aggregate purchase price of $16.0 million at a date to be determined by the Company but no later than March 11, 1999. The Company either has agreed to call the Equity Commitment or to complete an alternate equity financing of at least $16.0 million by March 11, 1999. In consideration of this commitment, the Company has issued to the Series C Investors warrants to purchase an aggregate of 2,541,222 shares of the Company's Common Stock at a purchase price of $0.0022 per share (the "Common Warrants"). In January 1999, the Company completed an alternative equity financing and, as a result, the Equity Commitment will not be called (see Note 9).

   On April 24, 1998, the Subscription Agreement was amended pursuant to an Assignment and Assumption Agreement between the Company, the Series C Investors, and a director of the Company whereby the Series C Investors assigned to the director of the Company their obligation to purchase 36,015 shares of Series C Preferred Stock and 29,559 Series C Warrants for an aggregate purchase price of $100,000. On the same date, the director purchased 36,015 shares of Series C Preferred Stock. As a result of this amendment, the aggregate obligation of the Series C Investors to purchase Series C Preferred Stock and Series C Warrants was reduced from 5,764,143 shares to 5,728,128 shares, and from 4,729,500 shares to 4,699,941 shares, respectively, for an aggregate purchase price of $15.9 million, reduced from $16.0 million.

 The Stock Purchase

   On March 11, 1998, an investor in the Company purchased 360,144 shares of Series C Preferred Stock and Series C Warrants to purchase an aggregate of 295,500 shares of Series C Preferred Stock for an aggregate

                       COVAD COMMUNICATIONS GROUP, INC.

purchase price of $1.0 million; provided, that the Company does not have any obligation to issue such Series C Warrants to this investor until such time as the Equity Commitment is called. In connection with its agreement to purchase such Series C Preferred Stock and Series C Warrants, the Company issued to this investor Common Warrants to purchase an aggregate of 158,778 shares of Common Stock at a purchase price of $0.0022 per share.

 Preferred Stock Dividends

   The holders of Series A, Series B and Series C were entitled to receive in any fiscal year, dividends at the rate of $0.0167 per share, $0.04 per share and $0.2233 per share, respectively, payable in preference and priority to any payment of dividends on Common Stock. The rights to such dividends were cumulative and accrue to the holders to the extent they were not declared or paid were payable, in cash or Common Stock, only in the event of a liquidation, dissolution or winding up of the Company, or other liquidity event (as defined in the Certificate of Incorporation). The cumulative dividends at December 31, 1997 and December 31, 1998 for Preferred Stock were $318,250 and $1,084,740, respectively, none of which has been declared or paid.

6. Stock Options

   In 1997, the Company adopted the Covad Communications Group, Inc. 1997 Stock Plan (the "Plan"). The Plan provides for the grant of stock purchase rights and options to purchase shares of Common Stock to employees and consultants from time to time as determined by the Board of Directors. The options expire from two to eight years after the date of grant. As of December 31, 1998 the Plan has reserved 23,280,513 shares of the Company's Common Stock for sale and issuance under the Plan at prices to be determined by the Board of Directors.

   The following is a summary of the status of stock options outstanding at December 31, 1998:

                        Options Outstanding                     Options Exercisable
                      ------------------------                ------------------------
                                   Weighted-     Weighted-                Weighted-
     Exercise Price   Number of   Average Life    Average     Number of    Average
     Range              Shares     Remaining   Exercise Price  Shares   Exercise Price
     --------------   ---------   ------------ -------------- --------- --------------
     $0.022--$0.445.. 9,754,542    6.4 years      $0.1783     2,663,751    $0.1115
     $0.667--$1.085.. 4,173,748    7.5 years      $0.7692        70,305    $1.0847
     $3.83........... 2,158,203    7.6 years      $3.8333         6,558    $3.8333
     $4.92 --$5.29... 1,967,941    7.7 years      $5.1827        12,099    $5.1155
     $5.44...........   293,250    7.9 years      $5.4400           750    $5.4400

   The following table summarizes stock option activity for the year ended December 31, 1997 and December 31, 1998:

                                                Number of Shares  Option Price
                                                of Common Stock    Per Share
                                                ---------------- --------------
     Balance as of December 31, 1996...........            --         N/A
     Granted...................................     5,765,625    $0.022--$0.033
     Exercised.................................        (9,000)   $0.022
     Forfeited.................................       (49,500)   $0.022--$0.033
                                                   ----------    --------------
     Balance as of December 31, 1997...........     5,707,125    $0.022--$0.033
     Granted...................................    14,038,467    $0.067--$5.44
     Exercised.................................      (311,248)   $0.022--$0.445
     Forfeited.................................    (1,086,658)   $0.022--$5.29
                                                   ----------    --------------
     Balance as of December 31, 1998...........    18,347,686    $0.022--$5.44
                                                   ==========    ==============

                       COVAD COMMUNICATIONS GROUP, INC.

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options and the disclosure only provisions of SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation," ("SFAS 123"). Under APB 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of stock options at the date of grant. During the year ended December 31, 1997, the Company recorded deferred compensation of $906,000 as a result of granting stock options and issuing restricted stock with exercise or issue prices per share below the revised fair value per share of the Company's common stock at the date of grant or issuance. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options. Such amortization was $295,000 for the year ended
December 31, 1997. During the year ended December 31, 1998, the Company recorded additional deferred compensation of approximately $8.1 million. Amortization of deferred compensation during this same period was approximately $4.0 million.

 Stock-Based Compensation

   Pro forma information regarding results of operations and loss per share is required by SFAS 123 as if the Company had accounted for its stock-based awards under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees has been estimated using the minimum value option pricing model which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

   For the year ended December 31, 1997 and December 31, 1998, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

                                                                     1997  1998
                                                                     ----  ----
     Expected life of options in years..............................  4.0   4.0
     Risk-free interest rate........................................  7.0%  7.0%
     Expected dividend yield........................................ 0.00% 0.00%

   The weighted average fair value of stock options granted during the year ended December 31, 1997 and December 31, 1998 was $0.17 and $1.37 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period which would result in an increase in net loss of approximately $12,000 and $1.7 million for the year ended December 31, 1997 and 1998, respectively. The result of applying SFAS 123 to the Company's option grants was not material to the results of operations or loss per share for the year ended December 31, 1997 and would have increased the net loss per share by $0.20 per share for the year ended December 31, 1998.

7. Related Party Transactions

   The Company purchases equipment from a supplier which is partially owned by an investor in the Company. Purchases from this supplier totaled $85,000 and $5.8 million for the years ending December 31, 1997 and December 31, 1998, respectively.

8. Legal Proceedings

   The Company is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with incumbent local exchange carriers ("ILECs"). These negotiations, arbitrations and proceedings concern the ILECs' denial of physical collocation space to the Company in certain central offices, the cost and delivery of

                       COVAD COMMUNICATIONS GROUP, INC.

collocation spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. None of these actions involve a potential liability for the Company. However, failure to resolve any of these matters without undue delay or expense could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the Telecommunications Act of 1996, the interpretation of competitive local exchange carrier interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to the Company's agreements. The results of any of these proceedings could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

9. Subsequent Events

   In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("QCC"). As part of these strategic relationships, the Company received equity investments of $25 million from AT&T's venture capital arm and two affiliated funds, $20 million from NEXTLINK and $15 million from QCC's wholly owned subsidiary, U.S. Telesource, Inc. (as used herein, "Qwest" refers to QCC or its subsidiary, as applicable). The Company intends to record intangible assets of $28.7 million associated with these transactions. Furthermore, AT&T, NEXTLINK and Qwest each entered into commercial agreements with the Company providing for the purchase, marketing and resale of the Company's services, the purchase by the Company of fiber optic transport bandwidth, and collocation of network equipment. In addition, the equity investments by AT&T, NEXTLINK and Qwest satisfied the conditions of an alternate equity financing and thus the Equity Commitment will not be called.

   On January 27, 1999, the Company completed the Initial Public Offering ("IPO") of 13,455,000 split-adjusted shares of Common Stock at a split-adjusted initial public offering price of $12.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the IPO, all shares of Preferred Stock, including shares issued in the above-mentioned strategic transactions, were converted into Common Stock, all cumulative but unpaid dividends on Series A and Series B were paid in Common Stock and the Common Warrants were exercised.

   On February 11, 1999 the Company issued 12 1/2% Senior Notes due February 15, 2009 through a private placement. Interest is due and payable in cash on February 15 and August 15 of each year, beginning on August 15, 1999. Net proceeds to the Company were approximately $205.1 million after discounts, commissions and other transaction costs of approximately $9.9 million. Approximately $74.1 million of the net proceeds will be used to purchase pledged securities representing sufficient funds to pay the first six scheduled interest payments on the notes.

                        COVAD COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
             (Amounts in 000's, except share and per share amounts)
                                  (unaudited)

                                                                      March 31,
                                                                        1999
                                                                      ---------
                               ASSETS
Current assets:
Cash and cash equivalents............................................ $341,803
Accounts receivable, net ............................................    3,629
Unbilled revenue.....................................................    1,642
Inventories..........................................................    3,316
Prepaid expenses.....................................................    3,424
Other current assets.................................................      985
                                                                      --------
   Total current assets..............................................  354,799
Property and equipment:
Networks and communication equipment.................................   95,785
Computer equipment...................................................    6,508
Furniture and fixtures...............................................    1,266
Leasehold improvements...............................................    1,864
                                                                      --------
                                                                       105,423
Less accumulated depreciation and amortization.......................   (6,227)
                                                                      --------
   Net property and equipment........................................   99,196
Other assets:
Restricted investments...............................................   74,740
Deposits.............................................................      348
Deferred debt issuance costs (net)...................................   13,307
Deferred charge (net)................................................   26,805
Other long term assets...............................................    8,043
                                                                      --------
   Total other assets................................................  123,243
                                                                      --------
   Total assets...................................................... $577,238
                                                                      ========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable..................................................... $ 18,240
Unearned revenue.....................................................    1,079
Accrued network costs................................................    1,972
Other accrued liabilities............................................   10,114
Current portion of capital lease obligations.........................      273
                                                                      --------
   Total current liabilities.........................................   31,678
Long-term debt (net of discount).....................................  357,950
Long-term capital lease obligations..................................      241
                                                                      --------
   Total liabilities.................................................  389,869
Stockholders' equity:
Preferred stock ($0.001 par value):
 Authorized shares--5,000,000
 Issued and outstanding shares--none.................................      --
Common stock ($0.001 par value):
 Authorized shares--190,000,000
 Issued and outstanding shares--63,427,407...........................       63
Common stock--Class B ($0.001 par value):
 Authorized shares--10,000,000
 Issued and outstanding shares--6,379,177............................        6
Additional paid-in capital...........................................  270,672
Deferred compensation................................................   (3,735)
Retained earnings (deficit)..........................................  (79,637)
                                                                      --------
   Total stockholders' equity........................................  187,369
                                                                      --------
   Total liabilities and stockholders' equity........................ $577,238
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in 000's, except share and per share amounts)
                                  (unaudited)

                                                         Three Months Ended
                                                             March 31,
                                                        ---------------------
                                                          1998        1999
                                                        ---------  ----------
Revenues............................................... $     186  $    5,596
Operating expenses:
  Network and product costs............................       203       4,960
  Sales, marketing, general and administrative.........     1,944      18,113
  Amortization of deferred compensation................       227       1,653
  Depreciation and amortization........................       164       4,647
                                                        ---------  ----------
    Total operating expenses...........................     2,538      29,373
                                                        ---------  ----------
Income (loss) from operations..........................    (2,352)    (23,777)
Interest income (expense):
  Interest income......................................       435       3,509
  Interest expense.....................................      (864)     (8,636)
                                                        ---------  ----------
  Net interest income (expense)........................      (429)     (5,127)
                                                        ---------  ----------
Net income (loss)...................................... $  (2,781) $  (28,904)
                                                        =========  ==========
Basic and diluted net income (loss) per common share... $   (0.39) $    (0.56)
Weighted average shares used in computing basic and
 diluted net income (loss) per common share............ 7,118,160  53,621,977


   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                    (Amounts in 000's, except share amounts)
                                  (unaudited)

                             Convertible
                           Preferred Stock      Common Stock
                          ------------------- -----------------
                                                                                                       Total
                                                                                                   Stockholders'
                                                                Additional              Retained    Equity (Net
                                                                 Paid-In     Deferred   Earnings      Capital
                            Shares     Amount   Shares   Amount  Capital   Compensation (Deficit)   Deficiency)
                          -----------  ------ ---------- ------ ---------- ------------ ---------  -------------
Balance at December 31,
 1998...................   18,246,162   $ 18  17,660,995  $18    $ 30,679    $(4,688)   $(50,733)    $(24,706)
Issuance of common stock
 (net of $11,246 of
 financing costs).......           --     --  15,608,485   15     150,682         --          --      150,697
Issuance of series C1
 and D1 preferred
 stock..................    6,379,177      6          --   --      59,994         --          --       60,000
Deferred charge related
 to issuance of series
 C1 and D1 preferred
 stock..................           --     --          --   --      28,700         --          --       28,700
Issuance of common stock
 upon exercise of common
 warrants...............           --     --   2,699,626    3           3         --          --            6
Conversion of series A,
 series B, and series C
 preferred stock........  (18,246,162)   (18) 27,369,243   27          (9)        --          --           --
Conversion of series C1
 and D1 preferred
 stock..................   (6,379,177)    (6)  6,379,177    6          --         --          --           --
Preferred dividend......           --     --      89,058   --         (77)        --          --          (77)
Deferred compensation...           --     --          --   --         700       (700)         --           --
Amortization of deferred
 compensation...........           --     --          --   --          --      1,653          --        1,653
Net loss................           --     --          --   --          --         --     (28,904)     (28,904)
                          -----------   ----  ----------  ---    --------    -------    --------     --------
Balance at March 31,
 1999...................           --   $ --  69,806,584  $69    $270,672    $(3,735)   $(79,637)    $187,369
                          ===========   ====  ==========  ===    ========    =======    ========     ========

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Amounts in 000's)
                                  (unaudited)

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             1998      1999
                                                           --------  ---------
Net cash provided by (used in) operating activities......  $    521  $ (15,254)
Investing activities:
Purchase of restricted investments.......................       --     (74,103)
Deposits.................................................       --         (11)
Other long-term assets...................................       --      (6,132)
Purchase of property and equipment.......................    (3,802)   (42,802)
                                                           --------  ---------
Net cash used in investing activities ...................    (3,802)  (123,048)
Financing activities:
Net proceeds from issuance of long-term debt and
 warrants................................................   129,622        --
Net proceeds from issuance of long-term debt.............       --     205,094
Principal payments under capital lease obligations.......       (61)       (65)
Proceeds from common stock issuance, net of offering
 costs...................................................       --     150,703
Proceeds from preferred stock issuance...................     1,100     60,000
Preferred dividends......................................       --         (77)
                                                           --------  ---------
Net cash provided by financing activities................   130,661    415,655
                                                           --------  ---------
Net increase in cash and cash equivalents................   127,380    277,353
Cash and cash equivalents at beginning of period.........     4,378     64,450
                                                           --------  ---------
Cash and cash equivalents at end of period...............  $131,758  $ 341,803
                                                           ========  =========
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest...............  $     24  $      31
                                                           ========  =========
Supplemental schedule of non-cash investing and financing
 activities:
  Warrants issued for equity commitment..................  $  2,928  $     --
                                                           ========  =========


   The accompanying notes are an integral part of these financial statements.

                       COVAD COMMUNICATIONS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Summary of Significant Accounting Policies

 A. Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

   The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

   The financial statements as of March 31, 1999 and for the three month periods ended March 31, 1998 and 1999 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and operating results. Operating results for the three month periods ended March 31, 1998 and 1999 are not necessarily indicative of results that may be expected for any future periods.

   These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere herein.

 B. Earnings (Loss) Per Share

   Basic earnings per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

   Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock ("Preferred Stock"). In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The diluted earnings per share amount has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed preferred stock conversion is not dilutive.

   Under the Company's Certificate of Incorporation, all outstanding Preferred Stock converted into Common Stock on a one-for-one basis upon the completion of the Company's initial public offering of Common Stock in January 1999 (see note 3).

   The consolidated financial statements applicable to the prior periods have been restated to reflect a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998, and a three-for-two Common Stock split effective May 1999.

                       COVAD COMMUNICATIONS GROUP, INC.

   The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                        Three Months Ended
                                                             March 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Net loss............................................. $    (2,781) $   (28,904)
  Preferred dividends................................          --       (1,146)
                                                      -----------  -----------
Net loss available to common stockholders............ $    (2,781) $   (30,050)
Basic and diluted:
  Weighted average shares of common stock
   outstanding.......................................  17,045,556   60,179,685
  Less: Weighted average shares subject to
   repurchase........................................   9,927,396    6,557,708
                                                      -----------  -----------
Weighted average shares used in computing basic and
 diluted
 net income (loss) per share.........................   7,118,160   53,621,977
                                                      ===========  ===========
Basic and diluted net income (loss) per share........ $     (0.39) $     (0.56)
                                                      ===========  ===========

2. Debt

   On February 18, 1999, the Company completed a private placement (the "1999 Notes") of $215 million aggregate principal amount of our 12 1/2% senior notes due 2009. Net proceeds from the 1999 Notes were approximately $205.1 million, after discounts, commissions and other transaction costs of approximately
$9.9 million.

   The 1999 Notes will bear interest at a fixed annual rate of 12 1/2%, to be paid in cash every six months on February 15 and August 15, beginning August 15, 1999. Approximately $74.1 million of the net proceeds was used to purchase government securities representing sufficient funds to pay the first six scheduled interest payments on the 1999 Notes. This reserve, along with earned interest, is recorded as restricted investments on the accompanying balance sheet.

   The 1999 Notes are unsecured senior obligations of the Company that will mature on February 15, 2009. After Februrary 15, 2004, the Company may redeem all or a part of these 1999 Notes upon not less than 30 days nor more than 60 days' notice, at stated redemption prices (expressed as percentages of principal amount) which decline to 100% after February 15, 2007, plus accrued and unpaid interest thereon.

   The 1999 Notes were originally recorded at approximately $210.5 million, which represents the $215.0 million in gross proceeds less the discount of approximately $4.5 million. This discount is being amortized over the life of the 1999 Notes. Debt issuance costs of approximately $5.5 million were incurred and are also being amortized over the life of the 1999 Notes. For the three months ended March 31, 1999, the amortization of debt discount and debt issuance costs was $56,000 and $68,000, respectively.

                       COVAD COMMUNICATIONS GROUP, INC.

3. Stockholders' Equity

Covad Communications Group, Inc.

 Strategic Investment:

   In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("QCC"). As part of these strategic relationships, the Company received equity investments of $25 million from AT&T's venture capital arm and two affiliated funds, $20 million from NEXTLINK and $15 million from QCC's wholly owned subsidiary, U.S. Telesource, Inc. (as used herein, "Qwest" refers to QCC or its subsidiary, as applicable). AT&T, NEXTLINK and Qwest each received shares of Preferred Stock which was converted into Class B Common Stock upon the Company's initial public offering ("IPO"). The Company recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years. Furthermore, AT&T, NEXTLINK and Qwest each entered into commercial agreements with the Company providing for the purchase, marketing and resale of the Company's services, the purchase by the Company of fiber optic transport bandwidth, and collocation of network equipment.

 Initial Public Offering:

   On January 27, 1999, the Company completed the IPO of 13,455,000 split-adjusted shares of the Company's Common Stock at a split-adjusted price of $12.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the IPO, 27,369,243 split-adjusted shares of Common Stock and 6,379,177 shares of Class B Common Stock (which are convertible into 9,568,765 split-adjusted shares of Common Stock) were issued upon the conversion of Preferred Stock, 89,058 split-adjusted shares of Common Stock were issued for cumulative but unpaid dividends on series A and series B Preferred Stock and 2,699,626 split-adjusted shares of Common Stock were issued upon the exercise of common warrants.

4. Subsequent Events

   On April 22, 1999, the Company completed an offer to exchange all outstanding 12 1/2% Senior Notes due February 15, 2009 for 12 1/2% Senior Notes due February 15, 2009, which have been registered under the Securities Act of 1933. The consolidated financial statements applicable to the prior period have been restated to reflect a three-for-two stock split effective in May 1999 for Common Stock.

                                                                       APPENDIX

                       COVAD COMMUNICATIONS GROUP, INC.

                               GLOSSARY OF TERMS

   Access Line--A circuit that connects a telephone end-user to the traditional telephone company central office.

   Analog Modem--A telecommunications device that allows the communication of digital information over analog telephone lines and through the public switched telephone network by translating such information in a way that simulates and uses only the bandwidth of normal voice transmissions.

   Asynchronous Transfer Mode --A standard packet-switching protocol that segments digital information into 53-byte cells (each cell has a 5-byte standard packet-switching header and 48 bytes of data) that are switched very quickly throughout a network over virtual circuits. Asynchronous transfer mode is able to accommodate multiple types of media (voice, video, data).

   Bandwidth--Refers to the maximum amount of data that can be transferred through a computer's backplane or communication channel in a given time. It is usually measured in Hertz for analog communications and bits per second for digital communication.

   Central Office--Facility of the traditional telephone companies where end-user lines are joined to switching equipment.

   Competitive Local Exchange Carrier or Competitive Telecommunications Company --Category of telephone service provider (carrier) that offers services similar to those of the traditional telephone company, as allowed by recent changes in telecommunications law and regulation. A competitive telecommunications company may also provide other types of services such as long distance, Internet access and entertainment.

   Competitive Telecommunications Company Certification--Granted by a state public service commission or public utility commission, this certification provides a telecommunications services provider with the legal standing to offer telecommunications services in direct competition with the traditional telephone company and other competitive telecommunications companies. Such certifications are granted on a state-by-state basis.

   Communications Act of 1934--The federal legislation governing broadcast and non-broadcast communications, including both wireless and wired telephone service, and which established the FCC.

   Digital Service 3 (DS-3)--In the digital hierarchy, this signaling standard defines a transmission speed of 44.736 megabits per second, equivalent to 28 T1 channels; this term is often used interchangeably with T3.

   DSL--Digital Subscriber Line.

   FCC (Federal Communications Commission)--The U.S. government agency charged with the oversight of communications originating in the U.S. and crossing state lines.

   Facilities-Based Provider--A telecommunications provider that delivers its services to the end-user via owned equipment and leased (or owned) transport in contrast to a reseller of a traditional telephone company's services.

   Frame Relay--A high-speed packet-switched data communications protocol.

   G.lite--A specification to define a standard for a mass market version of asymmetric DSL which is interoperable with full rate asymmetric DSL but is not as fast. The specification is intended to reduce the installation complexity and cost of a consumer DSL solution.

   Hybrid Fiber Coax--A combination of fiber optic and coaxial cable, which has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. A hybrid fiber coax architecture generally utilizes fiber optic wire between the head end and the nodes and coaxial wire from nodes to individual end-users.

   Incumbent Local Exchange Carrier or Traditional Telephone Company --The local exchange carrier that was the monopoly carrier in a region, prior to the opening of local exchange services to competition.

   Interconnection (Co-Carrier) Agreement--A contract between a traditional telephone company and a competitive telecommunications company for the interconnection of the two networks and competitive telecommunications company access to traditional telephone company unbundled network elements. These agreements set out the financial and operational aspects of such interconnection and access.

   Internet Service Provider--A vendor that provides subscribers access to the Internet.

   ISDN (Integrated Services Digital Network)--Integrated services digital network provides standard interfaces for digital communication networks and is capable of carrying data, voice, and video over digital circuits. integrated services digital network protocols are used worldwide for connections to public integrated services digital network networks or to attach integrated services digital network devices to ISDN-capable PBX systems (ISPBXs). Developed by the International Telecommunications Union, integrated services digital network includes two user-to-network interfaces: basic rate interface
(BRI) and primary rate interface (PRI). An integrated services digital network interface contains one signaling channel (D-channel) and a number of information channels ("bearer" or B channels). The D-channel is used for call setup, control, and call clearing on the B-channels. It also transports feature information while calls are in progress. The B-channels carry the voice, data, or video information.

   IXC (Interexchange Carrier)--Facilities-based long distance/interLATA carriers (e.g., AT&T, MCI WorldCom and Sprint), who also provide intraLATA toll service and may operate as a competitive telecommunications company.

   Kbps (Kilobits per second)--One thousand bits per second.

   LATA (Local Access and Transport Area)--A geographic area inside of which a local telephone company can offer switched telecommunications services, including long distance (known as toll). There are 196 LATAs in the U.S.

   Mbps (Megabits Per Second)--One million bits per second.

   RBOCs (Regional Bell Operating Companies)--Traditional telephone companies created by AT&T's divestiture of its local exchange business. The remaining RBOCs include BellSouth, Bell Atlantic Corporation, Ameritech Corporation, U S WEST Communications, Inc. and SBC Communications, Inc.

   T1--This is a Bell system term for a digital transmission link with a capacity of 1.544 megabits per second.

   Unbundled Network Elements--The various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including copper lines, central office space, inter-office transport, operational support systems, local switching and rights of way.

                              [INSIDE BACK COVER]

                   [TELESPEED/TELESURFER SERVICE GRAPHIC]

First Header: The TeleSpeed(R)/TeleSurfer(SM) Service

Second Header: Covad Regional Network.

Description: Graphic illustration of Covad's Network Operations Center connected by lines representing the Company's DSL subscriber lines to graph illustrations of two homes, a business, a corporation and an internet service provider. The graphic illustration of the internet service provider by a shaded area imprinted with "www" representing the Internet.

Caption: Advantages: FAST--Enables high-speed downloading of Web pages and files. ALWAYS ON--No dial-up process required. SECURE--A dedicated connection to the home or business.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Price Range of our Common Stock..........................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  34
Management...............................................................  53
Certain Relationships and Related Transactions...........................  62
Principal and Selling Stockholders.......................................  66
Description of Capital Stock.............................................  69
Shares Eligible for Future Sale..........................................  72
Underwriting.............................................................  74
Where You Can Find More Information......................................  76
Legal Matters............................................................  76
Experts..................................................................  76
Index to Financial Statements............................................ F-1
Glossary................................................................. A-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               7,500,000 Shares

                                [LOGO OF COVAD]

                             Covad Communications
                                  Group, Inc.

                                 Common Stock

                                 -------------

                                  PROSPECTUS

                                 -------------

                           Bear, Stearns & Co. Inc.

                          Morgan Stanley Dean Witter


                                ---------------

                                BT Alex. Brown

                          Credit Suisse First Boston

                         Donaldson, Lufkin & Jenrette

                            Wit Capital Corporation

                                      , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

   SEC registration fee............................................... $129,527
   NASD filing fee....................................................   30,500
   Blue sky fees and expenses.........................................    5,000
   Printing...........................................................  175,000
   Legal fees and expenses............................................  250,000
   Accounting fees and expenses.......................................   60,000
   Transfer agent and registrar fees..................................   10,000
   Miscellaneous......................................................   19,973
                                                                       --------
     Total............................................................ $680,000
                                                                       ========

   We will bear all of the foregoing fees and expenses.

Item 14. Indemnification of Directors and Officers

   Article X of our Amended and Restated Certificate of Incorporation provides for the indemnification of our directors to the fullest extent permissible under Delaware law.

   Article VI of our Bylaws provides for the indemnification of our officers, directors, employees and agents if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of our company, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

   Section 145 of the Delaware General Corporation Law permits us to include in our charter documents, and in agreements between us and our directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   We have entered into indemnification agreements with our directors and executive officers, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

   We maintain liability insurance coverage for all of our directors and officers.

Item 15. Recent Sales of Unregistered Securities

   Since our incorporation in October 1996, we have issued and sold unregistered securities as follows:

     (1) An aggregate of 18,216,000 shares of common stock was issued in a private placement in November 1996 to Messrs. McMinn, Khanna, Haas, Davidson and Lynch pursuant to Restricted Stock Purchase Agreements. The consideration received for such shares was $50,600. We repurchased 3,615,444 shares of common stock issued to Mr. Davidson in July 1997. See "Certain Transactions."

     (2) An aggregate of 1,687,500 shares of common stock was issued in a private placement in July 1997 to Mr. Cardinale pursuant to a Restricted Stock Purchase Agreement. The consideration received for such shares was $37,500.

     (3) An aggregate of 750,000 shares of series A preferred stock was issued in a private placement in June 1997 to Messrs. McMinn, Khanna, Haas and Lynch. The aggregate consideration received for such shares was $249,975.

     (4) An aggregate of 17,000,001 shares of series B preferred stock was issued in a private placement in July 1997 to Warburg, Crosspoint and Intel. The aggregate consideration received for such shares was $8,500,000.50, a portion of which was paid by cancellation of a $500,000 demand note issued to Warburg in June 1997.

     (5) An aggregate of 517,500 shares of common stock was issued in a private placement in August 1997 to Mr. Laehy pursuant to a Restricted Stock Purchase Agreement. The consideration received for such shares was $17,250.

     (6) An aggregate of 216,000 shares of common stock was issued in a private placement in October 1997 to Mr. Marshall pursuant to a Restricted Stock Purchase Agreement. The consideration received for such shares was $7,200.

     (7) An aggregate of 1,125 shares of common stock was issued in a private placement in December 1997 to one investor pursuant to an Assignment, Transfer and Sale Agreement and a Restricted Stock Purchase Agreement. The consideration for such shares was receipt of a mark and domain name.

     (8) An aggregate of 100,002 shares of series B preferred stock was issued in a private placement in February 1998 to Mr. Marshall. The consideration received for such shares was $100,002.

     (9) Warrants for the purchase of an aggregate of 2,700,000 shares of common stock with an exercise price of $0.0022 per share were issued in February 1998 to Warburg, Crosspoint and Intel in connection with a series C preferred stock and Warrant Subscription Agreement.

     (10) An aggregate of 360,144 shares of series C preferred stock was issued in a private placement in March 1998 to Intel. The consideration received for such shares was $999,999.84.

     (11) In March 1998, we issued 260,000 units consisting of 13 1/2% senior discount notes due 2008 and warrants to purchase 7,580,646 shares of common stock with exercise prices of $0.0022 per share to Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, as initial purchasers, for resale to qualified institutional buyers. Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated received commissions of $4,728,542 for acting as initial purchasers in connection with this transaction.

     (12) An aggregate of 36,015 shares of series C preferred stock was issued in a private placement in April 1998 to Mr. Hawk. The consideration received for such shares was $100,001.65.

     (13) An aggregate of 144,000 shares of common stock was issued in a private placement pursuant to a Restricted Stock Purchase Agreement in April 1998 to Mr. Hawk. The consideration received for such shares was $64,000.

     (14) A warrant for the purchase of an aggregate of 202,500 shares of common stock with an exercise price of $.6666 per share was issued in July 1998 to a consultant in connection with services rendered.

     (15) An aggregate of 60,000 shares of common stock was issued in a private placement pursuant to a Restricted Stock Purchase Agreement in August 1998 to Mr. Hawk. The consideration received for such shares was $230,000.

     (16) An aggregate of 13,500 shares of common stock was issued in a private placement pursuant to a Restricted Stock Purchase Agreement in October 1998 to one investor. The consideration received for such shares was services rendered.

     (17) An aggregate of 13,167 shares of common stock was issued in a private placement pursuant to a Restricted Stock Purchase Agreement in November 1998 to two consultants. The consideration received for such shares was services rendered.

     (18) An aggregate of 12,000 shares of common stock was issued in a private placement pursuant to a Restricted Stock Purchase Agreement in December 1998 to a consultant. The consideration received for such shares was services rendered.

     (19) From July 1997 through December 31, 1998, we granted stock options to purchase an aggregate of 19,795,090 shares of common stock to employees, consultants and directors with exercise prices ranging from $0.0222 to $5.44 per share pursuant to our 1997 Stock Plan. To date, 320,248 shares of common stock have been issued upon exercise of vested options.

     (20) An aggregate of 2,701,049 shares of series C-1 preferred stock and 2,083,334 shares of series D-1 preferred stock were issued in a private placement in January 1999 to four investors. The consideration received for such shares was $45 million.

     (21) An aggregate of 900,349 shares of series C-1 preferred stock and 694,445 shares of series D-1 preferred stock were issued in a private placement in January 1999 to an investor. The consideration received for such shares was $15 million.

     (22) In February 1999, we issued $215 million aggregate principal amount of 12 1/2% senior notes due 2009 to Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., as initial purchasers for resale to qualified institutional buyers. The initial purchasers received commissions of $5,106,250 for acting as such in connection with the transaction.

     (23) In April 1999, we issued a warrant to purchase 300,000 shares of common stock to a customer. This warrant will vest with respect to 150,000 shares on each of April 1, 2000 and April 1, 2001, subject to the customer achieving certain performance goals. The exercise price will be the fair market value of the common stock on the first vesting date with respect to 150,000 shares and the second vesting date with respect to 150,000 shares.

   No underwriters were used in connection with these sales and issuances except for the issuance of the 1998 notes and related warrants in (11) above and the issuance of the 1999 notes in (22) above. The sales and issuances of these securities except for those in note (11) and note (22) were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or pursuant to
Section 4(2) thereof on the basis that the transactions did not involve a public offering. The sales and issuance in note (11) and note (22) were exempt from registration under the Securities Act pursuant to Section 4(2) and, in connection with the resale by the initial purchasers of the securities described in note (11) and note (22), Rule 144A thereunder.


Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits.

 Exhibit
 Number                                Description
 -------                               -----------
   1.1   Form of Underwriting Agreement

   3.2* Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

   3.4*  Bylaws, as currently in effect.

   4.1*  Indenture dated as of March 11, 1998 between the Registrant and The
         Bank of New York, including form of 13 1/2% Senior Discount Note Due
         2008.

   4.3* Warrant Agreement dated as of March 11, 1998 between the Registrant and The Bank of New York.

   4.4* Warrant Registration Rights Agreement dated as of March 11, 1998 among the Registrant and Bear, Stearns & Co. Inc. and BT Alex. Brown
         Incorporated.

 Exhibit
 Number                                Description
 -------                               -----------
  4.5*   Specimen 13 1/2% Senior Discount Note Due 2008.

  4.6*   Amended and Restated Stockholders Rights Agreement dated January 19,
         1999 among the Registrant and certain of its stockholders.

  4.7**  Indenture dated as of February 18, 1999 among the Registrant and The
         Bank of New York, including form of 12 1/2% Senior Note Due 2009

  4.8**  Registration Rights Agreement dated as of February 18, 1999 among the
         Registrant and the Initial Purchasers

  4.9**  Specimen 12 1/2% Senior Note Due 2009

  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1* Form of Indemnification Agreement entered into between the Registrant and each of the Registrant's executive officers and directors.

 10.2*   Employment Agreement entered into between the Registrant and Rex
         Cardinale.

 10.3*   Employment Agreement entered into between the Registrant and Dhruv
         Khanna.

 10.5* Series C Preferred Stock and Warrant Subscription Agreement dated as of February 20, 1998 among the Registrant, Warburg, Pincus Ventures,
         L.P., Crosspoint Venture Partners 1996 and Intel Corporation, as amended by the Assignment and Assumption Agreement and First Amendment to the Series C Preferred Stock and Warrant Subscription Agreement dated as of April 24, 1998 among the Registrant, Warburg, Crosspoint and Robert Hawk.

 10.6*   Employment Agreement dated June 21, 1998 between the Registrant and
         Robert E. Knowling, Jr.

 10.7* Sublease Agreement dated July 6, 1998 between Auspex Systems, Inc. and the Registrant with respect to Registrant's facilities in Santa Clara, California.

 10.8* 1998 Employee Stock Purchase Plan and related agreements, as currently in effect.

 10.9*   Note Secured by Deed of Trust dated August 14, 1998 issued by Robert
         E. Knowling, Jr. in favor of the Registrant.

 10.10* Form of Warrant to purchase Common Stock issued by the Registrant on February 20, 1998 to Warburg, Pincus Ventures, L.P., Crosspoint
         Ventures Partners 1996 and Intel Corporation.

 10.11*  Note Secured by Deed of Trust dated October 7, 1998 issued by
         Catherine A. Hemmer and John J. Hemmer in favor of the Registrant.

 10.12*  1997 Stock Plan and related option agreement, as currently in effect.

 10.13*  Series C-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 among the Registrant, AT&T Venture Fund II, LP and two affiliated funds.

 10.14*  Series D-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 among the Registrant, AT&T Venture Fund II, LP and two affiliated funds.

 10.15*  Series C-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 between the Registrant and NEXTLINK Communications, Inc.

 10.16*  Series D-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 between the Registrant and NEXTLINK Communications, Inc.

 10.17*  Series C-1 Preferred Stock Purchase Agreement dated as of January 19,
         1999 between the Registrant and U.S. Telesource, Inc.

 10.18*  Series D-1 Preferred Stock Purchase Agreement dated as of January 19,
         1999 between the Registrant and U.S. Telesource, Inc.

 21.1*   Subsidiaries of the Registrant.

 23.1    Consent of Ernst & Young LLP.

 Exhibit
 Number                               Description
 -------                              -----------
  23.2   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (Included in exhibit 5.1).

  24.1   Power of Attorney (Included on page II-7).

  27.1   Financial Data Schedules for the year ended December 31, 1998.
  27.2   Financial Data Schedules for the three months ended March 31, 1999.


--------
 * Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899).
** Incorporated by reference to exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955).

  (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information to be set forth therein is not applicable or is shown in the financial statements or Notes thereto.

Item 17. Undertakings

   1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   2. The undersigned Registrant hereby undertakes:

     (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (b) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on May 19, 1999.

                                          Covad Communications Group, Inc.

                                                /s/ Robert E. Knowling, Jr.
                                          By: _________________________________
                                                  Robert E. Knowling, Jr.
                                               President and Chief Executive
                                                          Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Knowling, Jr., Timothy Laehy and Dhruv Khanna, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 19, 1999 in the capacities indicated.

                 Signature                                     Title
                 ---------                                     -----

       /s/ Robert E. Knowling, Jr.          President, Chief Executive Officer and
___________________________________________ Director (Principal Executive Officer)
         (Robert E. Knowling, Jr.)

           /s/ Charles McMinn               Chairman of the Board
___________________________________________
             (Charles McMinn)

           /s/ Timothy Laehy                Chief Financial Officer and Vice President,
___________________________________________ Finance (Principal Financial and Accounting
              (Timothy Laehy)               Officer)

            /s/ Robert Hawk                 Director
___________________________________________
               (Robert Hawk)

           /s/ Henry Kressel                Director
___________________________________________
              (Henry Kressel)

            /s/ Joseph Landy                Director
___________________________________________
              (Joseph Landy)

            /s/ Daniel Lynch                Director
___________________________________________
              (Daniel Lynch)

           /s/ Frank Marshall               Director
___________________________________________
             (Frank Marshall)

            /s/ Rich Shapero                Director
___________________________________________
              (Rich Shapero)

                        Covad Communications Group, Inc.

                       REGISTRATION STATEMENT ON FORM S-1

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement

  3.2* Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

  3.4*   Bylaws, as currently in effect.

  4.1*   Indenture dated as of March 11, 1998 between the Registrant and The
         Bank of New York, including form of 13 1/2% Senior Discount Note Due
         2008.

  4.3* Warrant Agreement dated as of March 11, 1998 between the Registrant and The Bank of New York.

  4.4* Warrant Registration Rights Agreement dated as of March 11, 1998 among the Registrant and Bear, Stearns & Co. Inc. and BT Alex. Brown
         Incorporated.

  4.5*   Specimen 13 1/2% Senior Discount Note Due 2008.

  4.6*   Amended and Restated Stockholders Rights Agreement dated January 19,
         1999 among the Registrant and certain of its stockholders.

  4.7**  Indenture dated as of February 18, 1999 among the Registrant and The
         Bank of New York, including form of 12 1/2% Senior Note Due 2009

  4.8**  Registration Rights Agreement dated as of February 18, 1999 among the
         Registrant and the Initial Purchasers

  4.9**  Specimen 12 1/2% Senior Note Due 2009

  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1* Form of Indemnification Agreement entered into between the Registrant and each of the Registrant's executive officers and directors.

 10.2*   Employment Agreement entered into between the Registrant and Rex
         Cardinale.

 10.3*   Employment Agreement entered into between the Registrant and Dhruv
         Khanna.

 10.5* Series C Preferred Stock and Warrant Subscription Agreement dated as of February 20, 1998 among the Registrant, Warburg, Pincus Ventures,
         L.P., Crosspoint Venture Partners 1996 and Intel Corporation, as amended by the Assignment and Assumption Agreement and First Amendment to the Series C Preferred Stock and Warrant Subscription Agreement dated as of April 24, 1998 among the Registrant, Warburg, Crosspoint and Robert Hawk.

 10.6*   Employment Agreement dated June 21, 1998 between the Registrant and
         Robert E. Knowling, Jr.

 10.7* Sublease Agreement dated July 6, 1998 between Auspex Systems, Inc. and the Registrant with respect to Registrant's facilities in Santa Clara, California.

 10.8* 1998 Employee Stock Purchase Plan and related agreements, as currently in effect.

 10.9*   Note Secured by Deed of Trust dated August 14, 1998 issued by Robert
         E. Knowling, Jr. in favor of the Registrant.

 10.10* Form of Warrant to purchase Common Stock issued by the Registrant on February 20, 1998 to Warburg, Pincus Ventures, L.P., Crosspoint
         Ventures Partners 1996 and Intel Corporation.

 10.11*  Note Secured by Deed of Trust dated October 7, 1998 issued by
         Catherine A. Hemmer and John J. Hemmer in favor of the Registrant.

 Exhibit
 Number                                Description
 -------                               -----------

 10.12*  1997 Stock Plan and related option agreement, as currently in effect.

 10.13*  Series C-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 among the Registrant, AT&T Venture Fund II, LP and two affiliated funds.

 10.14*  Series D-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 among the Registrant, AT&T Venture Fund II, LP and two affiliated funds.

 10.15*  Series C-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 between the Registrant and NEXTLINK Communications, Inc.

 10.16*  Series D-1 Preferred Stock Purchase Agreement dated as of December 30,
         1998 between the Registrant and NEXTLINK Communications, Inc.

 10.17*  Series C-1 Preferred Stock Purchase Agreement dated as of January 19,
         1999 between the Registrant and U.S. Telesource, Inc.

 10.18*  Series D-1 Preferred Stock Purchase Agreement dated as of January 19,
         1999 between the Registrant and U.S. Telesource, Inc.

 21.1*   Subsidiaries of the Registrant.

 23.1    Consent of Ernst & Young LLP.

 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (Included in exhibit 5.1).

 24.1    Power of Attorney (Included on page II-7).

 27.1    Financial Data Schedules for the year ended December 31, 1998.

 27.2    Financial Data Schedules for the three months ended March 31, 1999.

--------
 * Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-1 (No. 333-63899).
** Incorporated by reference to exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955).